
10010954

Perspective. Perseverance. Progress.


MERCANTILE BANK



MERCANTILE®
BANK CORPORATION

2009 ANNUAL REPORT

Dear Shareholders:

"Progress" may seem an odd theme for a year in which the U.S. economy experienced a precipitous decline and the entire banking industry was buffeted by unprecedented challenges. But tough times often provide an evolutionary spark, as people and businesses are forced to get more strategic and creative in pursuit of their goals. This has certainly been the case with Mercantile Bank.

Focus on Initiatives

During the latter half of 2008, it became clear that 2009 would be a year of tremendous financial duress for our country and state. We recognized the severity of the impending crisis and its potential consequences for our customers. Our understanding of the new economic landscape compelled our Board and staff to develop a specific set of strategic initiatives that would put Mercantile Bank in the strongest position possible to benefit customers and shareholders.

Progress Note:



Reduced operating overhead costs by $5.0 million annualized.

These were our initiatives for 2009:

1. Strengthen our capital position by improving our key regulatory capital ratios.

2. Improve our net interest margin.

3. Reduce operating overhead costs.

4. Reduce our concentration of commercial real estate loans.

5. Reduce our reliance on wholesale funding.

6. Reduce our level of non-performing assets.

With one notable exception, we were quite successful in addressing these initiatives during the year.

We ended 2008 with a total risk-based capital ratio of 10.9%. During April of 2009, Mercantile Bank was approved to participate in the Capital Purchase Program ("CPP") under the U.S. Treasury's Troubled Asset Relief Program. Under CPP, we issued $21 million in preferred stock that qualified as regulatory capital. In addition, we executed strategies to significantly reduce the size of our loan portfolio, resulting in a $314 million decrease by year-end. We are very happy to report that due to these efforts our total risk-based capital ratio increased to 11.2% by the end of 2009.

We focused on maintaining loan pricing discipline in a very low rate environment and in conjunction with a lower cost of funds, we improved our net interest margin from 2.40% to 2.93% during the year. We also reduced operating overhead costs by more than $5.0 million annualized, largely through staff reductions and the closure of our two southeast Michigan locations.



Progress Note:

A more efficient account opening protocol has shaved 10-15 minutes off the process.

Our determination to reduce commercial real estate lending resulted in a 12.0% drop in those loan totals for the year. We also decreased our wholesale funding totals by more than $470 million during the year as we replaced matured wholesale deposits and advances with local deposits whenever possible.

Unfortunately, the one goal we did not attain was to reduce the level of non-performing assets. Our ratio of non-performing assets to total assets increased from 2.60% to 5.83% during the year. Our analysis of the loan portfolio and the general health of the economy resulted in the need to expense $59 million for our provision for loan losses – up significantly from 2008's already elevated expense. This was very disappointing to us, as the magnitude of this expense was far greater than the positive contributions of initiatives 1-5, resulting in a net loss for the year.

Broadening our Scope

Our focus on the initiatives outlined above was matched by our characteristic attention to service and product detail in managing day-to-day operations. One of the highlights for Mercantile Bank in 2009 was local deposit growth, driven by the success of our Executive Banking package. Originally created to serve the personal banking needs of our business customers, the Executive Banking package was restructured in 2008 to offer more mainstream appeal. Last year, more than 600 customers opened new Executive Banking accounts. Not coincidentally, 2009 was also our best year ever for residential mortgage fee income.

The success of our efforts to grow local deposits and mortgage banking is a validation of our decision to invest more time and effort reaching out to personal banking customers. We have firmly established Mercantile Bank as one of the best choices for small and medium-sized businesses across west and central Michigan. Now we are working diligently to achieve a similar status with retail customers. We have broadened our marketing message and are developing new products and services that appeal to a wider spectrum of potential customers.

Progress Note:



Among the first banks in the U.S. to offer person-to-person payments powered by PayPal®.

For example, we introduced two new products in 2009 that were quickly embraced by our personal banking customers. MercMobile™ lets customers bank via their cell phones. Merc@Home™ Deposit allows personal account holders to scan their checks at home and securely upload them for deposit. Both products have been greeted with great enthusiasm, in part because we were among the first banks to offer them.

During 2010, we will be introducing two new technology tools that further cement our reputation as an innovation leader. MercMobile™ Person to Person Payments ("P2P") enables customers to use their smart phones to quickly and securely send money to anyone with an email address or cell phone. We are among the first banks in the U.S. to offer this mobile payment platform using PayPal®, a payments network with more than 78 million users worldwide.

FinanceWorks® is a new feature we are integrating into Mercantile Internet Banking. An online financial management tool powered by Quicken®, it is an invaluable resource for running a household budget, and it also offers attractive functions for small businesses.

We believe delivering innovative technology is vital to Mercantile Bank's growth moving forward. It differentiates us from the competition and caters to a burgeoning tech-savvy population, which today spans all age groups. Just as importantly, it gives our customers additional points of contact with the Bank. We have substantially fewer offices than our competitors, but our technologies empower our customers to bank from anywhere.

Of course, our efficient deployment of brick and mortar has never impeded our growth. The largest bank in Kent County has 42 offices in the county; we have five. Yet Mercantile Bank ranks near the top of all Kent County banks in terms of deposit market share. We have always accomplished more with less, and we will continue to do so.


MERCANTILE BANK

Progress Note:

Received the highest possible Community Reinvestment Act (CRA) Rating – "Outstanding" – from federal regulators.

Community Service

We will also continue to do more for those who have less. The economic conditions that impacted our operations in 2009 had devastating effects on many of the people in the communities we serve. On a corporate level, we concentrated our philanthropy on critical needs, supporting organizations that provide food, shelter and clothing. We again served as a Pacesetter organization for United Way, accepting the challenge to "jump start" the charity's annual fund drive by locking in an increased level of donations before the campaign even began. For these and other community outreach efforts, we were honored with a Certificate of Recognition from the American Bankers Association Community Bank Award Program.

On an individual level, our employees donated 16,870 hours, or 67 hours per employee, to community service last year. More than one in five employees served on community boards and committees. In addition, employees facilitated 114 seminars on financial literacy during the past year. We are tremendously proud of them all. We know how hard they work on the job, and we are impressed that they put just as much effort into helping others.



Executive Officers L-R: Chuck Christmas, Mike Price, Bob Kaminski

Progress Note:

Named one of "West Michigan's 101 Best and Brightest Companies to Work For" for the fifth year running.

In Summary

The goals we achieved in the past year were significant even though they did not return us to profitability for 2009. The overhead reductions and the improved margin provide a much stronger pre-provision gross income. The reduction of our commercial real estate loan portfolio and wholesale funding reliance improves our risk profile, and the improved total risk-based capital ratio keeps our regulatory capital standing strong. We have made real progress in addressing these initiatives. As the economy improves, and along with it, our need for such high loan loss provision expense subsides, we believe this progress has us poised for a return to profitability.

We want to thank our dedicated and talented employees, and the visionary members of our Board of Directors, for all their hard work this past year. We also thank the shareholders who continue to support us in these challenging times. As Henry Ford once said, "Coming together is a beginning. Keeping together is progress."

Michael H. Price
Chairman
President
Chief Executive Officer

Robert B. Kaminski, Jr.
Executive Vice President
Chief Operating Officer

Charles E. Christmas
Senior Vice President
Chief Financial Officer
Treasurer


Received SEC
MAR 2 2 2010
Washington, DC 20549

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________________

Commission file number 000-26719

MERCANTILE BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**38-3360865**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
310 Leonard Street NW, Grand Rapids, Michigan	**49504**
(Address of principal executive offices)	(Zip Code)

(616) 406-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ___ Accelerated filer ___
Non-accelerated filer X Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

The aggregate value of the common equity held by non-affiliates (persons other than directors and executive officers) of the registrant, computed by reference to the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $26.3 million.

As of February 1, 2010, there were issued and outstanding 8,592,395 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2010 annual meeting of shareholders (Portions of Part III).

PART I

Item 1. Business.

The Company

Mercantile Bank Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). We were organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank of Michigan ("our bank"), and of such other subsidiaries as we may acquire or establish. Our bank commenced business on December 15, 1997.

Mercantile Bank Mortgage Company initiated business in October 2000 as a subsidiary of our bank, and was reorganized as Mercantile Bank Mortgage Company, LLC ("our mortgage company"), on January 1, 2004. Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, commenced operations during 2002 to offer insurance products. Mercantile Bank Real Estate Co., L.L.C., ("our real estate company"), a subsidiary of our bank, was organized on July 21, 2003, principally to develop, construct and own our facility in downtown Grand Rapids which serves as our bank's main office and Mercantile Bank Corporation's headquarters. Mercantile Bank Capital Trust I ("our trust"), a business trust subsidiary, was formed in September 2004 to issue trust preferred securities.

To date we have raised capital from our initial public offering of common stock in October 1997, a public offering of common stock in July 1998, three private placements of common stock during 2001, a public offering of common stock in August 2001 and a public offering of common stock in September 2003. In addition, we raised capital through a public offering of $16.0 million of trust preferred securities in 1999, which was refinanced as part of a $32.0 million private placement of trust preferred securities in 2004. In May 2009, we raised $21.0 million from the sale of preferred stock and a warrant for common stock to the United States Treasury Department under the Capital Purchase Program. Our expenses have generally been paid using the proceeds of the capital sales and dividends from our bank. Our principal source of future operating funds is expected to be dividends from our bank.

We filed an election to become a financial holding company, which election became effective March 23, 2000. Effective June 1, 2009, we withdrew our election to be a financial holding company.

Our Bank

Our bank is a state banking company that operates under the laws of the State of Michigan, pursuant to a charter issued by the Michigan Office of Financial and Insurance Regulation. Our bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). Our bank's primary service area is the Kent and Ottawa County areas of West Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. In addition, our bank opened new offices in the cities of East Lansing and Ann Arbor, Michigan, during 2005, and in Novi, Michigan, during 2007. The Ann Arbor and Novi offices were closed in mid-2009.

Our bank, through its seven offices, provides commercial banking services primarily to small- to medium-sized businesses and retail banking services in and around the Grand Rapids, Holland and Lansing areas. These offices consist of a main office located at 310 Leonard Street NW, Grand Rapids, Michigan, a combination branch and retail loan center located at 4613 Alpine Avenue NW, Comstock Park, Michigan, a combination branch and operations center located at 5610 Byron Center Avenue SW, Wyoming, Michigan, and branches located at 4860 Broadmoor Avenue SE, Kentwood, Michigan, 3156 Knapp Street NE, Grand Rapids, Michigan, 880 East 16th Street, Holland, Michigan, and 3737 Coolidge Road, East Lansing, Michigan.

Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns seven automated teller machines ("ATM"), located at each of our office locations, that participate in the MAC, NYCE and PLUS regional network systems, as well as other ATM networks throughout the country. Our bank also enables customers to conduct certain loan and deposit transactions by telephone and personal computer. Courier service is provided to certain commercial customers, and safe deposit facilities are available at each of our office locations. Our bank does not have trust powers. In December 2001, our bank entered into a joint brokerage services and marketing agreement with Raymond James Financial Services, Inc. to make available to its customers financial planning, retail brokerage, equity research, insurance and annuities, retirement planning, trust services and estate planning. The joint brokerage services and marketing agreement was terminated during the first quarter 2009.

Our Mortgage Company

Our mortgage company's predecessor, Mercantile Bank Mortgage Company, commenced operations on October 24, 2000, when our bank contributed most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans to Mercantile Bank Mortgage Company. On the same date, our bank also transferred its residential mortgage origination function to Mercantile Bank Mortgage Company. On January 1, 2004, Mercantile Bank Mortgage Company was reorganized as Mercantile Bank Mortgage Company, LLC, a limited liability company, which is 99% owned by our bank and 1% owned by our insurance company. The reorganization had no impact on the company's financial position or results of operations. Mortgage loans originated and held by our mortgage company are serviced by our bank pursuant to a servicing agreement.

Our Insurance Company

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent.

Our Real Estate Company

Our real estate company was organized on July 21, 2003, principally to develop, construct and own our facility in downtown Grand Rapids that serves as our bank's main office and Mercantile Bank Corporation's headquarters. This facility was placed into service during the second quarter of 2005. Our real estate company is 99% owned by our bank and 1% owned by our insurance company.

Our Trust

In 2004, we formed our trust, a Delaware business trust. Our trust's business and affairs are conducted by its property trustee, a Delaware trust company, and three individual administrative trustees who are employees and officers of the company. Our trust was established for the purpose of issuing and selling its Series A and Series B trust preferred securities and common securities, and used the proceeds from the sales of those securities to acquire Series A and Series B Floating Rate Notes issued by the company. Substantially all of the net proceeds received by the company from the Series A transaction were used to redeem the trust preferred securities that had been issued by MBWM Capital Trust I in September 1999. We established MBWM Capital Trust I in 1999 to issue the trust preferred securities that were redeemed. Substantially all of the net proceeds received by the company from the Series B transaction were contributed to our bank as capital. The Series A and Series B Floating Rate Notes are categorized on our consolidated financial statements as subordinated debentures. Additional information regarding our trust is incorporated by reference to "Note 17 – Subordinated Debentures" and "Note 18 – Regulatory Matters" of the Notes to Consolidated Financial Statements included in this Annual Report.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation, maintain employment, and mitigate economic recessions. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States Government securities, and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. Our bank maintains reserves directly with the Federal Reserve Bank of Chicago to the extent required by law. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Regulation and Supervision

As a bank holding company under the Bank Holding Company Act, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require. We are also subject to examination by the Federal Reserve Board.

The Bank Holding Company Act limits the activities of bank holding companies that are not qualified as financial holding companies to banking and the management of banking organizations, and to certain non-banking activities. These non-banking activities include those activities that the Federal Reserve Board found, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking as to be a proper incident to banking. These non-banking activities include, among other things: operating a mortgage company, finance company, or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, nonoperating basis; and providing discount securities brokerage services for customers. With the exception of the activities of our mortgage company discussed above, neither we nor any of our subsidiaries engages in any of the non-banking activities listed above.

Our bank is subject to restrictions imposed by federal law and regulation. Among other things, these restrictions apply to any extension of credit to us or to our other subsidiaries, to investments in stock or other securities that we issue, to the taking of such stock or securities as collateral for loans to any borrower, and to acquisitions of assets or services from, and sales of certain types of assets to, us or our other subsidiaries. Federal law restricts our ability to borrow from our bank by limiting the aggregate amount we may borrow and by requiring that all loans to us be secured in designated amounts by specified forms of collateral.

With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, we would own or control more than 5% of the voting shares of the bank or bank holding company. Acquisitions of banking organizations across state lines are subject to restrictions imposed by Federal and state laws and regulations.

Employees

As of December 31, 2009, we and our bank employed 232 full-time and 62 part-time persons. Management believes that relations with employees are good.

Lending Policy

As a routine part of our business, we make loans and leases to businesses and individuals located within our market areas. Our lending policy states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans and leases will be inevitable and should be considered a part of the normal cost of doing business.

Our lending policy anticipates that priorities in extending loans and leases will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria for granting loans and leases, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan or lease; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The lending policy further limits the amount of funds that may be loaned or leased against specified types of real estate collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value and lease to value limits for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan and lease identification, maintenance of an allowance for loan and lease losses, loan and lease review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, makes us responsive to our customers. The loan policy currently specifies lending authority for certain officers up to $5.0 million, and $10.0 million for our bank's Chairman of the Board and Chief Executive Officer; however, the $10.0 million lending authority is generally used only in rare circumstances where timing is of the essence. Generally, loan requests exceeding $2.5 million require approval by the Officers Loan Committee, and loan requests exceeding $4.0 million, up to the legal lending limit of approximately $38.4 million, require approval by the Board of Directors. In most circumstances, we apply an in-house lending limit that is significantly less than our bank's legal lending limit.

Lending Activity

Commercial Loans. Our commercial lending group originates commercial loans and leases primarily in our market areas. Our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Loans and leases are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing, including new construction and land development.

Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year-end financial reporting. These loans are generally secured by substantially all of the assets of the borrower, and have an interest rate tied to the Mercantile Bank Prime Rate. Loans and leases for machinery and equipment purposes typically have a maturity of three to five years and are fully amortizing, while commercial real estate loans are usually written with a five-year maturity and amortize over a 15 to 20 year period. Commercial loans and leases typically have an interest rate that is fixed to maturity or is tied to the Mercantile Bank Prime Rate.

We evaluate many aspects of a commercial loan or lease transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required by certified independent appraisers where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner-operated properties and to owners of non-owner occupied properties who have an established profitable history and satisfactory tenant structure. In many cases, risk is further reduced by requiring personal guarantees, limiting the amount of credit to any one borrower to an amount considerably less than our legal lending limit and avoiding certain types of commercial real estate financings.

We have no material foreign loans, and only limited exposure to companies engaged in energy producing and agricultural-related activities.

Single-Family Residential Real Estate Loans. Our mortgage company originates single-family residential real estate loans in our market areas, usually according to secondary market underwriting standards. Loans not conforming to those standards are made in limited circumstances. Single-family residential real estate loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years.

Our bank has a home equity line of credit program. Home equity credit is generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the Wall Street Journal Prime Rate.

Consumer Loans. We originate consumer loans for a variety of personal financial needs, including new and used automobiles, boat loans, credit cards and overdraft protection for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral.

We believe our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans, and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Loan and Lease Portfolio Quality

We utilize a comprehensive grading system for our commercial loans and leases as well as residential mortgage and consumer loans. All commercial loans and leases are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, management and collateral coverage. All commercial loans and leases are graded at inception and reviewed at various intervals thereafter. Residential mortgage and consumer loans are graded on a random sampling basis after the loan has been made using a separate standardized grade paradigm that analyzes several critical factors such as debt-to-income and credit and employment histories.

Our independent loan and lease review program is primarily responsible for the administration of the grading system and ensuring adherence to established lending policies and procedures. The loan and lease review program is an integral part of maintaining our strong asset quality culture. The loan and lease review function works closely with senior management, although it functionally reports to the Board of Directors. All commercial loan and lease relationships equal to or exceeding $1.8 million are formally reviewed every twelve months, with a random sampling performed on credits under $1.8 million. Our watch list credits are reviewed monthly by our Watch List Committee, which is comprised of personnel from the administration, lending and loan and lease review functions.

Loans and leases are placed in a nonaccrual status when, in our opinion, uncertainty exists as to the ultimate collection of principal and interest. As of December 31, 2009, loans and leases placed in nonaccrual status totaled $81.8 million, or 5.3% of total loans and leases. As of the same date, loans and leases past due 90 days or more and still accruing interest totaled $0.2 million, or 0.02% of total loans and leases.

Additional detail and information relative to the loan and lease portfolio is incorporated by reference to Management's Discussion and Analysis of Financial Condition and Results of Operation ("Management's Discussion and Analysis") and Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

Allowance for Loan and Lease Losses

In each accounting period, we adjust the allowance to the amount we believe is necessary to maintain the allowance at adequate levels. Through the loan and lease review and credit departments, we attempt to establish specific portions of the allowance based on specifically identifiable problem loans and leases. The evaluation of the allowance is further based on, but not limited to, consideration of the internally prepared Reserve Analysis, loan and lease loss migration analysis, composition of the loan and lease portfolio, third party analysis of the loan and lease administration processes and portfolio and general economic conditions.

The Reserve Analysis, used since our inception and completed monthly, applies reserve allocation factors to outstanding loan and lease balances to calculate an overall allowance dollar amount. For commercial loans and leases, which continue to comprise a vast majority of our total loans and leases, reserve allocation factors are based upon the loan ratings as determined by our standardized grade paradigms. For retail loans, reserve allocation factors are based upon the type of credit. Adjustments for specific lending relationships, including impaired loans and leases, are made on a case-by-case basis. The reserve allocation factors are primarily based on the recent levels and historical trends of net loan and lease charge-offs and non-performing assets, the comparison of the recent levels and historical trends of net loan and lease charge-offs and non-performing assets with a customized peer group consisting of ten similarly-sized publicly traded banking organizations conducting business in the states of Michigan, Illinois, Indiana or Ohio, the review and consideration of our loan and lease migration analysis and the experience of senior management making similar loans and leases for an extensive period of time. We regularly review the Reserve Analysis and make adjustments periodically based upon identifiable trends and experience. Net increases to commercial loan and lease reserve allocation factors during 2009 resulted in a $5.3 million increase to the allowance.

As specified in our Loan Administration Policy, we complete a migration analysis quarterly to assist us in determining appropriate reserve allocation factors for commercial loans and leases. Our migration analysis takes into account four different time periods, including four, eight, twelve and twenty-quarter time periods, and while we generally place most weight on the eight-quarter timeframe as that period is close to the average duration of our loan and lease portfolio, consideration is given to the other time periods as part of our assessment. Although the migration analysis provides an accurate historical accounting of our loan and lease losses, it is not able to fully account for environmental factors that will also very likely impact the collectability of our commercial loans and leases as of any quarter-end date.

Environmental factors include both internal and external items. We believe the most significant internal environmental factor is our credit culture and our relative aggressiveness in assigning and revising commercial loan and lease ratings. Although we have been conservative in our approach to commercial loan and lease ratings, ongoing stressed economic conditions have resulted in an even higher sense of aggressiveness with regards to the downgrading of lending relationships. In addition, we made revisions to our grading paradigms in early 2009 that mathematically resulted in commercial loan and lease relationships being more quickly downgraded when signs of stress are noted, such as slower sales activity for construction and land development commercial real estate ("CRE") relationships and reduced operating performance/cash flow coverage for commercial and industrial ("C&I") relationships. These changes, coupled with the troubled economic environment, resulted in significant downgrades during 2009 and the need for substantial provisions to the allowance. To more effectively manage our commercial loan and lease portfolio, we created two specific groups tasked with managing our higher exposure lending relationships. One team manages the most distressed credits, while the other team manages our larger "monitor-rated" credit relationships.

The most significant external environmental factor is the assessment of the current economic environment and the resulting implications on our commercial loans and leases. Currently, we believe conditions remained stressed for CRE; however, recent data and performance reflect a level of stability in the C&I segment of our loan and lease portfolio.

The primary risks associated with commercial loans and leases are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. We have a policy of requesting and reviewing periodic financial statements from our commercial loan and lease customers, and periodically reviewing existence of collateral and its value. The primary risk element that we consider for consumer and residential real estate loans is lack of timely payment. We have a reporting system that monitors past due loans and have adopted policies to pursue our creditor's rights in order to preserve our bank's collateral position.

Additional detail regarding the allowance is incorporated by reference to Management's Discussion and Analysis and Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

Although we believe the allowance is adequate to absorb probable incurred losses as they arise, there can be no assurance that we will not sustain losses in any given period which could be substantial in relation to, or greater than, the size of the allowance.

Investments

Bank Holding Company Investments. The principal investments of our bank holding company are the investments in the common stock of our bank and the common securities of Mercantile trust. Other funds of our bank holding company may be invested from time to time in various debt instruments.

As a bank holding company, we are also permitted to make portfolio investments in equity securities and to make equity investments in subsidiaries engaged in a variety of non-banking activities, which include real estate-related activities such as community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. Our bank holding company has no plans at this time to make directly any of these equity investments at the bank holding company level. Our Board of Directors may, however, alter the investment policy at any time without shareholder approval.

Our Bank's Investments. Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Among the equity investments permitted for our bank under various conditions and subject in some instances to amount limitations, are shares of a subsidiary insurance agency, mortgage company, real estate company, or Michigan business and industrial development company, such as our insurance company, our mortgage company, or our real estate company. Under another such exception, in certain circumstances and with prior notice to or approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank for specified periods. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter the bank's investment policy without shareholder approval at any time.

Additional detail and information relative to the securities portfolio is incorporated by reference to Management's Discussion and Analysis and Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Competition

Our primary markets for loans and core deposits are the Grand Rapids, Holland and Lansing metropolitan areas. We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, savings banks, thrifts, credit unions and other financial institutions as well as from other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of our primary competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer larger branch networks and other services which we do not. Most of these same entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

Selected Statistical Information

Management's Discussion and Analysis beginning on Page F-4 in this Annual Report includes selected statistical information.

Return on Equity and Assets

Return on Equity and Asset information is included in Management's Discussion and Analysis beginning on Page F-4 in this Annual Report.

Available Information

We maintain an internet website at www.mercbank.com. We make available on or through our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We do not intend the address of our website to be an active link or to otherwise incorporate the contents of our website into this Annual Report.

Item 1A. Risk Factors.

The following risk factors could affect our business, financial condition or results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because they could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our common stock, you should know that investing in our common stock involves risks, including the risks described below. The risks that are highlighted here are not the only ones we face. If the adverse matters referred to in any of the risks actually occur, our business, financial condition or operations could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Difficult market conditions have adversely affected our industry.

Dramatic declines in the housing market over the past several years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets have adversely affected our business, financial condition and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.

Significant declines in the value of commercial real estate adversely impact us.

Many of our loans relate to commercial real estate. Stressed economic conditions have significantly reduced the value of commercial real estate and have strained the financial condition of our commercial real estate borrowers, especially in the land development and non-owner occupied CRE segments of our loan and lease portfolio. Those difficulties have adversely affected us and could produce additional losses and other adverse effects on our business.

Market volatility may adversely affect us.

The capital and credit markets have been experiencing volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without apparent regard to those issuers' underlying financial strength. The current levels of market disruption and volatility have an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Adverse changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

The results of operations for financial institutions, including our bank, have been materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values and the related declines in value of our real estate collateral, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on loans and investments and the interest rates we pay on deposits and other interest-bearing liabilities, as well as provisions to the allowance for loan and lease losses. Substantially all of our loans are to businesses and individuals in western, south central, or southeastern Michigan, and the decline in the economy of these areas has adversely affected us. Continued stress on our financial condition is likely until economic conditions improve within our markets. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities may be such that they will be affected differently by a given change in interest rates.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Even routine funding transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

The effect of the U.S. Government's response to the financial crisis remains uncertain.

In response to the turmoil in the financial services sector and the severe recession in the broader economy, the U.S. Government has taken legislative and other action intended to restore financial stability and economic growth. On October 3, 2008, then President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the "EESA"). Among other things, the EESA established the Troubled Asset Relief Program, or TARP. Under TARP, the U.S. Treasury Department was given the authority, among other things, to purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions and others for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the Treasury Department announced a program under EESA pursuant to which it would make senior preferred stock investments in qualifying financial institutions (the "TARP Capital Purchase Program"). On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA contained, among other things, a further package of economic stimulus measures and amendments to EESA's restrictions on compensation of executives of financial institutions and others participating in the TARP. In addition to legislation, the Federal Reserve Board eased short-term interest rates and implemented a series of emergency programs to furnish liquidity to the financial markets and credit to various participants in those markets. The FDIC created a program to guarantee, on specified conditions, certain indebtedness and noninterest-bearing transaction accounts of participating insured depository institutions for limited periods. The Treasury Department also implemented further measures to address the crisis in the financial services sector. Recently, some of the emergency programs established by the Federal Reserve Board have been modified or allowed to expire. There can be no assurance as to the actual impact of the EESA, the ARRA, and their respective implementing regulations, the programs of the government agencies, or any further legislation or regulations, on the financial markets or the broader economy. Likewise, it is impossible to predict the effects of the winding-up of the emergency governmental programs on financial markets, general interest rate levels, and the broader economy. A failure to stabilize the financial markets, and a continuation or worsening of the current financial market conditions, could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The U.S. Government's legislative and regulatory response to the financial crisis and our participation in its programs may have adverse effects on us.

The programs established or to be established under the EESA, TARP, the ARRA or other legislation or regulations may have adverse effects upon us. We may face increased regulation in our industry. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Also, our participation in specific programs may subject us to additional restrictions. For example, we participated in the TARP Capital Purchase Program by selling preferred stock and a warrant for common stock to the Treasury Department for $21.0 million in May of 2009. That participation limits our ability, without the consent of the Treasury Department, to increase the cash dividend on, or to repurchase, our common stock. It also subjects us to restrictions on the compensation we may pay to our executives. The restrictions may adversely affect the trading price of our common stock or our ability to recruit and retain executives.

Our credit losses could increase and our allowance for loan and lease losses may not be adequate to cover actual loan losses.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, when it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume different or greater lending risks than other banks. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for losses based on several factors. If our assumptions are wrong, our allowance for loan and lease losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. The actual amounts of future provisions for loan and lease losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance for loan and lease losses decrease our net income.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our management team, including Michael H. Price, Chairman of the Board, President and Chief Executive Officer, and our other senior managers. The loss of Mr. Price, or any of our other senior managers, could have an adverse effect on our growth and performance. We have entered into employment contracts with Mr. Price and two other executive officers. The contracts provide for a three year employment period that is extended for an additional year each year unless a notice is given indicating that the contract will not be extended.

In addition, we continue to depend on our key commercial loan officers. Several of our commercial loan officers are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan and lease portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan and lease portfolio and performance, and our ability to generate new loans and leases. Many of our key employees have signed agreements with us agreeing not to compete with us in one or more of our markets for specified time periods if they leave employment with us.

Some of the other financial institutions in our markets also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our markets who can immediately solicit their former or new customers on our behalf.

Decline in the availability of out-of-area deposits could cause liquidity or interest rate margin concerns, or limit our growth.

We have utilized and expect to continue to utilize out-of-area or wholesale deposits to support our assets. These deposits are generally a lower cost source of funds when compared to the interest rates that we would have to offer in our local markets to generate a commensurate level of funds. In addition, the overhead costs associated with wholesale deposits are considerably less than the overhead costs we would incur to obtain and administer a similar level of local deposits. A decline in the availability of these wholesale deposits would require us to fund our growth with more costly funding sources, which could reduce our net interest margin, limit our growth, reduce our asset size, or increase our overhead costs. Wholesale deposits include deposits obtained through brokers. If a bank is not well capitalized, regulatory approval is required to accept brokered deposits.

Future sales of our common stock or other securities may dilute the value of our common stock.

In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued preferred or common stock, including shares authorized and unissued under our Stock Incentive Plan of 2006. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders under our stock-based incentive plans may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services, including securities firms and mutual funds. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer branch networks and other services which we do not, including trust and international banking services. Most of these entities have greater capital and other resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act affects the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our Articles of Incorporation and By-laws and the laws of Michigan contain provisions that may discourage or prevent a takeover of our company and reduce any takeover premium.

Our Articles of Incorporation and By-laws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our and our shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and Bylaws, federal law requires the Federal Reserve Board's approval prior to acquiring "control" of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM". The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

We have paid a quarterly cash dividend each quarter beginning with the first quarter of 2003. Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations, to prudent and sound banking practices, and to contractual provisions relating to our subordinated debentures and participation in the Capital Purchase Program.

Our business is subject to operational risks.

We, like most financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors. Operational errors may include clerical or record keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given our volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Our necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect.

We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, including, for example, computer viruses or electrical or telecommunications outages, which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations to us, or will be subject to the same risk of fraud or operational errors by their respective employees as are we, and to the risk that our or our vendors' business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate or are circumvented, causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount.

Item 1B. Unresolved Staff Comments

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more before the end of our 2009 fiscal year and that remain unresolved.

Item 2. Properties.

During 2005, our bank placed into service a new four-story facility located approximately two miles north from the center of downtown Grand Rapids. This facility serves as our headquarters and our bank's main office, and houses the administration function, our bank's commercial lending and review function, our bank's loan operations function, a full service branch, and portions of our bank's retail lending and business development function. The facility consists of approximately 55,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The land and building are owned by our real estate company. The address of this facility is 310 Leonard Street NW, Grand Rapids, Michigan.

Our bank designed and constructed a full service branch and retail loan facility which opened in July of 1999 in Alpine Township, a northwest suburb of Grand Rapids. The facility is one story and has approximately 8,000 square feet of usable space. The land and building are owned by our bank. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4613 Alpine Avenue NW, Comstock Park, Michigan.

During 2001, our bank designed and constructed two facilities on a 4-acre parcel of land located in the City of Wyoming, a southwest suburb of Grand Rapids. The land had been purchased by our bank in 2000. The larger of the two buildings is a full service branch and deposit operations facility which opened in September of 2001. The facility is two-stories and has approximately 25,000 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 5610 Byron Center Avenue SW, Wyoming, Michigan. The other building is a single-story facility with approximately 11,000 square feet of usable space. Our bank's accounting, audit, loss prevention and wire transfer functions are housed in this building, which underwent a renovation in 2005 that almost doubled its size. The address of this facility is 5650 Byron Center Avenue SW, Wyoming, Michigan.

During 2002, our bank designed and constructed a full service branch which opened in December of 2002 in the City of Kentwood, a southeast suburb of Grand Rapids. The land had been purchased by our bank in 2001. The facility is one story and has approximately 10,000 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4860 Broadmoor Avenue SW, Kentwood, Michigan.

During 2003, our bank designed and constructed a full service branch in the northeast quadrant of the City of Grand Rapids. The land had been purchased by our bank in 2002. The facility is one story and has approximately 3,500 square feet of usable space. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 3156 Knapp Street NE, Grand Rapids, Michigan.

During 2003, our bank designed and started construction of a new two-story facility located in Holland, Michigan. This facility, which was completed during the fourth quarter of 2004, serves as a full service banking center for the Holland area, including commercial lending, retail lending and a full service branch. The facility, which is owned by our bank, consists of approximately 30,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The address of this facility is 880 East 16th Street, Holland, Michigan.

During 2006, our bank purchased approximately 3 acres of vacant land and designed and initiated construction of a new three-story facility in East Lansing, Michigan. This facility was completed during the second quarter of 2007, and serves as a full service banking center for the greater Lansing area, including commercial lending, retail lending, and a full service branch. The facility consists of approximately 27,000 square feet of usable space and contains multiple drive-through lanes with ample parking. The address of this facility is 3737 Coolidge Road, East Lansing, Michigan.

Item 3. Legal Proceedings.

From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any legal proceedings that are material to our financial condition, either individually or in the aggregate.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM". At February 1, 2010, there were 388 record holders of our common stock. In addition, we estimate that there were approximately 4,000 beneficial owners of our common stock who own their shares through brokers or banks.

The following table shows the high and low sales prices for our common stock as reported by the Nasdaq Global Select Market for the periods indicated and the quarterly cash dividends paid by us during those periods.

	High	Low	Dividend
2009			
First Quarter	$ 6.48	$ 3.01	$ 0.04
Second Quarter	6.00	2.84	0.01
Third Quarter	4.79	3.02	0.01
Fourth Quarter	4.33	3.00	0.01
2008			
First Quarter	$ 16.19	$ 10.19	$ 0.15
Second Quarter	11.40	7.10	0.08
Third Quarter	10.09	4.82	0.04
Fourth Quarter	9.69	4.00	0.04

Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders depends primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our subordinated debentures, we would be precluded from paying dividends on our common stock if an event of default has occurred and is continuing under the subordinated debentures, or if we exercised our right to defer payments of interest on the subordinated debentures, until the deferral ended. Also, in connection with our participation in the Treasury Department's Capital Purchase Program, we agreed that we would not, without the Treasury Department's consent, increase our cash dividend rate on our common stock, or with certain exceptions, repurchase any shares of our common stock. These restrictions relating to the Capital Purchase Program remain in effect until the earlier of (i) May 15, 2012, or (ii) when all of the preferred stock that we sold to the Treasury Department has been redeemed by us or transferred by the Treasury Department to third parties.

On January 14, 2010, we declared a $0.01 per share cash dividend on our common stock, payable on March 10, 2010 to record holders as of February 10, 2010.

Issuer Purchases of Equity Securities

We did not purchase any shares of our common stock during the fourth quarter of 2009.

Shareholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our common stock (based on the last reported sales price of the respective year) with the cumulative total return of the Nasdaq Composite Index and the SNL Nasdaq Bank Index from December 31, 2004 through December 31, 2009. The following is based on an investment of $100 on December 31, 2004 in our common stock, the Nasdaq Composite Index and the SNL Bank Nasdaq Index, with dividends reinvested where applicable.



Total Return Performance
Index Value
160
140
120
100
80
60
40
20
0
Mercantile Bank Corporation
NASDAQ Composite
SNL Bank NASDAQ
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

	Period Ending					
Index	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
Mercantile Bank Corporation	100.00	103.39	107.70	47.63	13.59	9.90
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank NASDAQ	100.00	96.95	108.85	85.45	62.06	50.34

Item 6. Selected Financial Data.

The Selected Financial Data on page F-3 in this Annual Report is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Management's Discussion and Analysis included in this Annual Report is incorporated here by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information under the heading "Market Risk Analysis" included in this Annual Report is incorporated here by reference.

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Reports of Independent Registered Public Accounting Firm included in this Annual Report are incorporated here by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

As of December 31, 2009, an evaluation was performed under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2009.

There have been no significant changes in our internal controls over financial reporting during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. This evaluation was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. Refer to page F-34 for management's report.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting which is included in this Annual Report.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information presented under the captions "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance – Code of Ethics" in the definitive Proxy Statement of Mercantile for our April 29, 2010 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission before the meeting date, is incorporated here by reference.

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee consist of Betty S. Burton, David M. Cassard, Calvin D. Murdock, Merle J. Prins and Timothy O. Schad. The Board of Directors has determined that Messrs. Cassard, Murdock and Schad, members of the Audit Committee, are qualified as audit committee financial experts, as that term is defined in the rules of the Securities and Exchange Commission. Messrs. Cassard, Murdock and Schad are independent, as independence for audit committee members is defined in the Nasdaq listing standards and the rules of the Securities and Exchange Commission.

Item 11. Executive Compensation.

The information presented under the captions “Executive Compensation,” “Corporate Governance – Compensation Committee Interlocks and Insider Participation” and “Compensation Committee Report” in the Proxy Statement is incorporated here by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information presented under the caption “Stock Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated here by reference.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2009, relating to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	296,215	$ 20.34	410,000 (2)
Equity compensation plans not approved by security holders	0	0	0
Total	296,215	$ 20.34	410,000

(1) These plans are Mercantile’s 1997 Employee Stock Option Plan, 2000 Employee Stock Option Plan, 2004 Employee Stock Option Plan, Independent Director Stock Option Plan and the Stock Incentive Plan of 2006.

(2) These securities are available under the Stock Incentive Plan of 2006. Incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information presented under the captions “Transactions with Related Persons” and “Corporate Governance – Director Independence” in the Proxy Statement is incorporated here by reference.

Item 14. Principal Accountant Fees and Services.

The information presented under the caption “Principal Accountant Fees and Services” in the Proxy Statement is incorporated here by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements. The following financial statements and reports of independent registered public accounting firms of Mercantile Bank Corporation and its subsidiaries are filed as part of this report:

Report of Independent Registered Public Accounting Firm dated March 15, 2010 – BDO Seidman, LLP

Consolidated Balance Sheets --- December 31, 2009 and 2008

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2009

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2009

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2009

Notes to Consolidated Financial Statements

The consolidated financial statements, the notes to the consolidated financial statements, and the reports of independent registered public accounting firm listed above are incorporated by reference in Item 8 of this report.

(2) Financial Statement Schedules

Not applicable

(b) Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION
3.1	Our Articles of Incorporation are incorporated by reference to exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 2009
3.2	Our Amended and Restated Bylaws dated as of January 16, 2003 are incorporated by reference to exhibit 3.2 of our Registration Statement on Form S-3 (Commission File No. 333-103376) that became effective on February 21, 2003
10.1	Our 1997 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of our Registration Statement on Form SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997 *
10.2	Our 2000 Employee Stock Option Plan is incorporated by reference to exhibit 10.14 of our Form 10-K for the year ended December 31, 2000 *
10.3	Our 2004 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of our Form 10-Q for the quarter ended September 30, 2004 *
10.4	Form of Stock Option Agreement for options under the 2004 Employee Stock Option Plan is incorporated by reference to exhibit 10.2 of our Form 10-Q for the quarter ended September 30, 2004 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.5	Our Independent Director Stock Option Plan is incorporated by reference to exhibit 10.26 of our Form 10-K for the year ended December 31, 2002 *
10.6	Form of Stock Option Agreement for options under the Independent Director Stock Option Plan is incorporated by reference to exhibit 10.1 of our Form 8-K filed October 22, 2004 *
10.7	Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2006 is incorporated by reference to exhibit 10.9 of our Form 10-K for the year ended December 31, 2007
10.8	First Amendment dated October 25, 2007 to the Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2006 is incorporated by reference to exhibit 10.10 of our Form 10-K for the year ended December 31, 2007
10.9	Second Amendment dated October 23, 2008 to the Mercantile Bank of Michigan Amended and Restated Deferred Compensation Plan for Members of the Board of Directors dated June 29, 2007 is incorporated by reference to exhibit 10.9 of our Form 10-K for the year ended December 31, 2008
10.10	Agreement between Fiserv Solutions, Inc. and our bank dated September 10, 1997, is incorporated by reference to exhibit 10.3 of our Registration Statement on Form SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997
10.11	Extension Agreement of Data Processing Contract between Fiserv Solutions, Inc. and our bank dated May 12, 2000 extending the agreement between Fiserv Solutions, Inc. and our bank dated September 10, 1997, is incorporated by reference to exhibit 10.15 of our Form 10-K for the year ended December 31, 2000
10.12	Extension Agreement of Data Processing Contract between Fiserv Solutions, Inc. and our bank dated November 21, 2002 extending the agreement between Fiserv Solutions, Inc. and our bank dated September 10, 1997, is incorporated by reference to exhibit 10.5 of our Form 10-K for the year ended December 31, 2002
10.13	Extension Agreement of Data Processing Contract between Fiserv Solutions, Inc. and our bank dated December 20, 2006 extending the agreements between Fiserv Solutions, Inc. and our bank dated September 10, 1997 and November 21, 2002 is incorporated by reference to exhibit 10.14 of our Form 10-K for the year ended December 31, 2007
10.14	Amended and Restated Employment Agreement dated as of October 18, 2001, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.22 of our Form 10-K for the year ended December 31, 2001 *
10.15	Employment Agreement dated as of October 18, 2001, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2001 *
10.16	Employment Agreement dated as of October 18, 2001, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2001 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.17	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Michael H. Price, is incorporated by reference to exhibit 10.22 of our Form 10-K for the year ended December 31, 2002 *
10.18	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.23 of our Form 10-K for the year ended December 31, 2002 *
10.19	Amendment to Employment Agreement dated as of October 17, 2002, among the company, our bank and Charles E. Christmas, is incorporated by reference to exhibit 10.24 of our Form 10-K for the year ended December 31, 2002 *
10.20	Amendment to Employment Agreement dated as of October 28, 2004, among the company, our bank and Robert B. Kaminski, Jr., is incorporated by reference to exhibit 10.21 of our Form 10-K for the year ended December 31, 2004 *
10.21	Junior Subordinated Indenture between us and Wilmington Trust Company dated September 16, 2004 providing for the issuance of the Series A and Series B Floating Rate Junior Subordinated Notes due 2034 is incorporated by reference to exhibit 10.1 of our Form 8-K filed December 15, 2004
10.22	Amended and Restated Trust Agreement dated September 16, 2004 for Mercantile Bank Capital Trust I is incorporated by reference to exhibit 10.2 of our Form 8-K filed December 15, 2004
10.23	Placement Agreement between us, Mercantile Bank Capital Trust I, and SunTrust Capital Markets, Inc. dated September 16, 2004 is incorporated by reference to exhibit 10.3 of our Form 8-K filed December 15, 2004
10.24	Guarantee Agreement dated September 16, 2004 between Mercantile as Guarantor and Wilmington Trust Company as Guarantee Trustee is incorporated by reference to exhibit 10.4 of our Form 8-K filed December 15, 2004
10.25	Form of Agreement Amending Stock Option Agreement, dated November 17, 2005 issued under our 2004 Employee Stock Option Plan, is incorporated by reference to exhibit 10.1 of our Form 8-K filed December 14, 2005 *
10.26	Second Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Michael H. Price is incorporated by reference to exhibit 10.29 of our Form 10-K for the year ended December 31, 2005 *
10.27	Third Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Robert B. Kaminski, Jr. is incorporated by reference to exhibit 10.30 of our Form 10-K for the year ended December 31, 2005 *
10.28	Second Amendment to Employment Agreement dated as of November 17, 2005, among the company, our bank and Charles E. Christmas is incorporated by reference to exhibit 10.31 of our Form 10-K for the year ended December 31, 2005 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.29	Form of Mercantile Bank of Michigan Amended and Restated Executive Deferred Compensation Agreement dated November 18, 2006, that has been entered into between our bank and each of Gerald R. Johnson, Jr., Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.34 of our Form 10-K for the year ended December 31, 2007 *
10.30	Form of First Amendment to the Mercantile Bank of Michigan Executive Deferred Compensation Agreement dated November 18, 2006, that has been entered into between our bank and each of Gerald R. Johnson, Jr., Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank, dated October 25, 2007 is incorporated by reference to exhibit 10.35 of our Form 10-K for the year ended December 31, 2007 *
10.31	Form of Second Amendment to the Mercantile Bank of Michigan Executive Deferred Compensation Agreement date November 18, 2006, that has been entered into between our bank and each of Michael H. Price, Robert B. Kaminski, Charles E. Christmas, and certain other officers of our bank, dated October 23, 2008 is incorporated by reference to exhibit 10.34 of our Form 10-K for the year ended December 31, 2008 *
10.32	Form of Mercantile Bank of Michigan Split Dollar Agreement that has been entered into between our bank and each of Gerald R. Johnson, Jr., Michael H. Price, Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.33 of our Form 10-K for the year ended December 31, 2005 *
10.33	Director Fee Summary *
10.34	Lease Agreement between our bank and The Conlin Company dated July 12, 2005 for our Ann Arbor, Michigan office is incorporated by reference to exhibit 10.36 of our Form 10-K for the year ended December 31, 2005
10.35	Stock Incentive Plan of 2006 is incorporated by reference to Appendix A of our proxy statement for our April 27, 2006 annual meeting of shareholders that was filed with the Securities and Exchange Commission *
10.36	Amendment and Restatement of Stock Incentive Plan of 2006 dated November 18, 2008 is incorporated by reference to exhibit 10.39 of our Form 10-K for the year ended December 31, 2008 *
10.37	Form of Notice of Grant of Incentive Stock Option and Stock Option Agreement for incentive stock options granted in 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.1 of our Form 8-K filed November 22, 2006 *
10.38	Form of Notice of Grant of Incentive Stock Option and Stock Option Agreement for incentive stock options granted after 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.41 of our Form 10-K for the year ended December 31, 2007 *

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.39	Form of Restricted Stock Award Agreement Notification of Award and Terms and Conditions of Award for restricted stock granted in 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.2 of our Form 8-K filed November 22, 2006 *
10.40	Form of Restricted Stock Award Agreement Notification of Award and Terms and Conditions of Award for restricted stock granted after 2006 under our Stock Incentive Plan of 2006 is incorporated by reference to exhibit 10.43 of our Form 10-K for the year ended December 31, 2007 *
10.41	Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 10.47 of our Form 10-K for the year ended December 31, 2008
10.42	First Amendment to Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 4(c) of our Registration Statement on Form S-8 (Commission File No. 333-158280) that became effective on March 30, 2009
10.43	Second Amendment to Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 is incorporated by reference to exhibit 4(d) of our Registration Statement on Form S-8 (Commission File No. 333-158280) that became effective on March 30, 2009
10.44	Lease Agreement between our bank and CD Partners LLC dated October 2, 2007 for our Oakland County, Michigan office is incorporated by reference to exhibit 10.47 of our Form 10-K for the year ended December 31, 2007
10.45	Letter Agreement, dated as of May 15, 2009, between Mercantile Bank Corporation and the United States Department of the Treasury, including the Securities Purchase Agreement – Standard Terms and Schedules is incorporated by reference to exhibit 10.1 of our Form 8-K filed May 15, 2009
10.46	Side Letter Agreement, dated as of May 15, 2009, between Mercantile Bank Corporation and the United States Department of the Treasury regarding the American Recovery and Reinvestment Act of 2009 is incorporated by reference to exhibit 10.2 of our Form 8-K filed May 15, 2009
10.47	Amendment to Employment Agreements, dated May 15, 2009, by and among Mercantile Bank Corporation, Mercantile Bank of Michigan, Michael H. Price, Robert B. Kaminski, Jr. and Charles E. Christmas is incorporated by reference to exhibit 10.3 of our Form 8-K filed May 15, 2009 *
10.48	Form of Waiver executed by each of Michael H. Price, Robert B. Kaminski, Jr. and Charles E. Christmas is incorporated by reference to exhibit 10.4 of our Form 8-K filed May 15, 2009
10.49	Amendment to Commercial Lease between our bank and Jerry Helmer and Ruthann Helmer dated August 14, 2007 for our Ann Arbor, Michigan office is incorporated by reference to exhibit 10.5 of our Form 10-Q for the quarter ended June 30, 2009

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.50	Termination of Lease Agreement between our bank and CD Partners LLC dated May 21, 2009 for our Oakland County, Michigan office is incorporated by reference to exhibit 10.6 of our Form 10-Q for the quarter ended June 30, 2009
10.51	Termination of Lease Agreement between our bank and Jerry Helmer and Ruthann Helmer dated July 22, 2009 for our Ann Arbor, Michigan office is incorporated by reference to exhibit 10.7 of our Form 10-Q for the quarter ended June 30, 2009
10.52	Warrant to Purchase Common Stock of Mercantile Bank Corporation, dated May 15, 2009 is incorporated by reference to exhibit 4.2 of our Form 8-K filed May 15, 2009
21	Subsidiaries of the company is incorporated by reference to exhibit 21 of our Form 10-K for the year ended December 31, 2008
23	Consent of BDO Seidman, LLP
31	Rule 13a-14(a) Certifications
32.1	Section 1350 Chief Executive Officer Certification
32.2	Section 1350 Chief Financial Officer Certification
99.1	First fiscal year certification of our principal executive officer and principal financial officer required because of our participation in the Capital Purchase Program of the Troubled Asset Relief Program

* Management contract or compensatory plan

(c) Financial Statements Not Included In Annual Report
Not applicable

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2009 and 2008

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2009 and 2008

CONTENTS

SELECTED FINANCIAL DATA

	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data)				
Consolidated Results of Operations:					
Interest income	$ 104,909	$ 121,072	$ 144,181	$ 137,260	$ 102,130
Interest expense	53,576	74,863	88,624	75,673	46,838
Net interest income	51,333	46,209	55,557	61,587	55,292
Provision for loan and lease losses	59,000	21,200	11,070	5,775	3,790
Noninterest income	7,558	7,282	5,870	5,261	5,661
Noninterest expense	46,488	42,126	38,356	32,262	31,117
Income (loss) before income tax expense (benefit)	(46,597)	(9,835)	12,001	28,811	26,046
Income tax expense (benefit)	5,490	(4,876)	3,035	8,964	8,145
Net income (loss)	(52,087)	(4,959)	8,966	19,847	17,901
Preferred stock dividends and accretion	802	0	0	0	0
Net income (loss) attributable to common shares	$ (52,889)	$ (4,959)	$ 8,966	$ 19,847	$ 17,901
Consolidated Balance Sheet Data:					
Total assets	$1,906,208	$2,208,010	$2,121,403	$2,067,268	$1,838,210
Cash and cash equivalents	21,735	25,804	29,430	51,380	36,753
Securities	257,384	242,787	211,736	202,419	181,614
Loans and leases	1,539,818	1,856,915	1,799,880	1,745,478	1,561,812
Allowance for loan and lease losses	47,878	27,108	25,814	21,411	20,527
Bank owned life insurance	45,024	42,462	39,118	30,858	28,071
Deposits	1,401,627	1,599,575	1,591,181	1,646,903	1,419,352
Securities sold under agreements to repurchase	99,755	94,413	97,465	85,472	72,201
Federal Home Loan Bank advances	205,000	270,000	180,000	95,000	130,000
Subordinated debentures	32,990	32,990	32,990	32,990	32,990
Shareholders' equity	140,104	174,372	178,155	171,915	155,125
Consolidated Financial Ratios:					
Return on average assets	(2.51%)	(0.23%)	0.43%	1.01%	1.05%
Return on average shareholders' equity	(29.91%)	(2.87%)	5.10%	12.19%	12.05%
Average shareholders' equity to average assets	8.40%	8.01%	8.44%	8.31%	8.73%
Nonperforming loans and leases to total loans and leases	5.52%	2.66%	1.66%	0.49%	0.26%
Allowance for loan and lease losses to total loans and leases	3.11%	1.46%	1.43%	1.23%	1.31%
Tier 1 leverage capital	8.64%	9.17%	9.97%	10.04%	10.45%
Tier 1 leverage risk-based capital	9.92%	9.68%	10.14%	10.37%	10.82%
Total risk-based capital	11.18%	10.93%	11.39%	11.45%	12.00%
Per Share Data:					
Net income (loss):					
Basic	$ (6.23)	$ (0.59)	$ 1.06	$ 2.36	$ 2.14
Diluted	(6.23)	(0.59)	1.05	2.33	2.10
Book value at end of period	13.86	20.29	20.89	21.43	19.46
Dividends declared	0.07	0.31	0.55	0.48	0.39
Dividend payout ratio	NA	NA	52.16%	20.34%	17.79%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion and other portions of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about our company. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; changes in the national and local economies; and other risk factors described in Item 1A of this Annual Report. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on Mercantile Bank Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses and income tax accounting, and actual results could differ from those estimates. Management has reviewed the analyses with the Audit Committee of our Board of Directors.

Allowance For Loan and Lease Losses: The allowance for loan and lease losses ("allowance") is maintained at a level we believe is adequate to absorb probable incurred losses identified and inherent in the loan and lease portfolio. Our evaluation of the adequacy of the allowance is an estimate based on past loan loss experience, the nature and volume of the loan and lease portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies and assessments of the impact of current and anticipated economic conditions on the loan and lease portfolio. Allocations of the allowance may be made for specific loans or leases, but the entire allowance is available for any loan or lease that, in management's judgment, should be charged-off. Loan and lease losses are charged against the allowance when management believes the uncollectability of a loan or lease is likely. The balance of the allowance represents management's best estimate, but significant downturns in circumstances relating to loan and lease quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan and lease quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on operating earnings.

The allowance is increased through a provision charged to operating expense. Uncollectable loans and leases are charged-off through the allowance. Recoveries of loans and leases previously charged-off are added to the allowance. A loan or lease is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan or lease agreement. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan or lease basis for other loans. If a loan or lease is impaired, a portion of the allowance is allocated so that the loan or lease is reported, net, at the present value of estimated future cash flows using the loan's or lease's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral. The timing of obtaining outside appraisals varies, generally depending on the nature and complexity of the property being evaluated, general breadth of activity within the marketplace and the age of the most recent appraisal. In certain circumstances, we may internally update outside appraisals based on recent information impacting a particular or similar property, or due to identifiable trends (e.g., recent sales of similar properties) within our markets. The expected future cash flows exclude potential cash flows from certain guarantors. To the extent these guarantors are able to provide repayments, a recovery would be recorded upon receipt. Loans and leases are evaluated for impairment when payments are delayed, typically 30 days or more, or when serious deficiencies are identified within the credit relationship. Our policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status. We put loans into nonaccrual status when the full collection of principal and interest is not expected.

Income Tax Accounting: Current income tax liabilities or assets are established for the amount of taxes payable or refundable for the current year. In the preparation of income tax returns, tax positions are taken based on interpretation of federal and state income tax laws for which the outcome may be uncertain. We periodically review and evaluate the status of our tax positions and make adjustments as necessary. Deferred income tax liabilities and assets are also established for the future tax consequences of events that have been recognized in our financial statements or tax returns. A deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences that can be carried forward (used) in future years. The valuation of our net deferred income tax asset is considered critical as it requires us to make estimates based on provisions of the enacted tax laws. The assessment of the realizability of the net deferred income tax asset involves the use of estimates, assumptions, interpretations and judgments concerning accounting pronouncements, federal and state tax codes and the extent of future taxable income. There can be no assurance that future events, such as court decisions, positions of federal and state taxing authorities, and the extent of future taxable income, will not differ from our current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings.

Accounting guidance requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors which may impact future operating results. Significant weight is given to evidence that can be objectively verified. Despite improvements achieved throughout 2009 in key areas such as an expanded net interest margin, increased regulatory capital levels, a continued shift to local funding sources and reduced controllable overhead costs, the increased loan and lease loss provision expense and problem asset administration costs have been sizable. The continuing recent losses resulting from the distressed operating environment have significantly restricted our ability to rely on projections of future taxable income to support the recovery of our deferred tax assets. Consequently, we determined it necessary to establish a valuation allowance against our entire net deferred tax asset. We will continue to monitor our deferred tax assets quarterly for changes affecting their realizability.

INTRODUCTION

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained in this Annual Report. This discussion provides information about the consolidated financial condition and results of operations of Mercantile Bank Corporation and its consolidated subsidiary, Mercantile Bank of Michigan ("our bank"), and of Mercantile Bank Mortgage Company, LLC ("our mortgage company"), Mercantile Bank Real Estate Co., L.L.C. ("our real estate company") and Mercantile Insurance Center, Inc. ("our insurance company"), which are subsidiaries of our bank. Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries referred to above.

We were incorporated on July 15, 1997 as a bank holding company to establish and own our bank. Our bank, after receiving all necessary regulatory approvals, began operations on December 15, 1997. Our bank has a strong commitment to community banking and offers a wide range of financial products and services, primarily to small- to medium-sized businesses, as well as individuals. Our bank's lending strategy focuses on commercial lending, and, to a lesser extent, residential mortgage and consumer lending. Our bank also offers a broad array of deposit products, including checking, savings, money market, and certificates of deposit, as well as security repurchase agreements. Our primary markets are the Grand Rapids, Holland and Lansing areas. Our bank utilizes deposits from customers located outside of our primary market areas to assist in funding assets.

We formed a business trust, Mercantile Bank Capital Trust I ("our trust"), in 2004 to issue trust preferred securities. We issued subordinated debentures to our trust in return for the proceeds raised from the issuance of the trust preferred securities. In accordance with accounting guidelines, our trust is not consolidated, but instead we report the subordinated debentures issued to our trust as a liability.

Our mortgage company's predecessor, Mercantile Bank Mortgage Company, was formed to increase the profitability and efficiency of our mortgage loan operations. Mercantile Bank Mortgage Company initiated business on October 24, 2000 from our bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans. On the same date, our bank had also transferred its residential mortgage origination function to Mercantile Bank Mortgage Company. On January 1, 2004, Mercantile Bank Mortgage Company was reorganized as Mercantile Bank Mortgage Company, LLC, a limited liability company. Mortgage loans originated and held by our mortgage company are serviced by our bank pursuant to a servicing agreement.

Our insurance company acquired, at nominal cost, an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent.

Our real estate company was organized on July 21, 2003, principally to develop, construct and own our facility in downtown Grand Rapids which serves as our bank's main office and Mercantile Bank Corporation's headquarters. Construction was completed during the second quarter of 2005.

FINANCIAL OVERVIEW

Our earnings performance has been negatively impacted by substantial provisions to the allowance. Ongoing state, regional and national economic struggles have negatively impacted some of our borrowers' cash flows and underlying collateral values, leading to increased nonperforming assets, higher loan and lease charge-offs and increased overall credit risk within our loan portfolio. We continue to work with our borrowers to develop constructive dialogue to strengthen our relationships and enhance our ability to resolve complex issues; however, with the environment for the banking industry likely to remain stressed until economic conditions improve, credit quality will continue to be our major concern. We will remain vigilant in the identification and administration of problem assets, but provisions to the allowance will likely remain above historical levels, dampening future earnings performance.

Our earnings performance also reflects positive steps we have taken to not only partially mitigate the impact of deteriorating asset quality in the near term, but to benefit us on a longer-term basis as well. First, our net interest margin expanded throughout 2009 as we replaced maturing high-rate deposits with lower-cost funds, while at the same time our commercial loan pricing initiatives offset the negative impact of an increase in nonaccrual loans. Despite a substantial reduction in total loans and leases, our net interest income increased due to the higher net interest margin, and we expect our net interest margin to improve further over the next few quarters. Next, our regulatory risk-based capital ratios also increased, as the sale of preferred stock under the Treasury's Capital Purchase Program and the reduction of loans outstanding have more than offset the impact of recording a net loss. In addition, we saw strong increases in local deposits, reflecting the successful implementation of various initiatives, campaigns and product enhancements. The local deposit growth, combined with the reduction of loans outstanding, provided for a substantial reduction of, and reliance on, wholesale funds. Lastly, we are starting to see the positive effect of our branch consolidation and other overhead cost reduction initiatives, as we continue to make strides to reduce controllable noninterest expense.

FINANCIAL CONDITION

Primarily reflecting our financial condition and weakened and relatively poor economic environments within our markets, we shrunk our balance sheet during 2009. Total assets declined from $2.21 billion on December 31, 2008 to $1.91 billion on December 31, 2009, representing a decrease in total assets of $301.8 million, or 13.7%. The decline in total assets during 2009 was primarily comprised of a $317.1 million decrease in total loans and leases. Our total deposits decreased $197.9 million and Federal Home Loan Bank ("FHLB") advances declined $65.0 million.

Earning Assets

Average earning assets equaled 95.1% of average total assets during 2009, a level very similar to the 95.4% during 2008. The loan and lease portfolio continued to comprise a majority of earning assets, followed by securities, federal funds sold and interest-bearing deposits; however, during 2009, securities, federal funds sold and interest-bearing deposits comprised a larger percentage of earning assets primarily reflecting our decision to operate with a larger volume of on balance sheet liquidity given market conditions. Average total loans and leases equaled 80.9% of average total assets during 2009, a decline from 84.8% in 2008. Meanwhile, average securities, federal funds sold and interest-bearing deposits equaled a combined 14.2% of average total assets during 2009, an increase from 10.6% during 2008.

Our loan and lease portfolio is primarily comprised of commercial loans and leases. Commercial loans and leases declined by $301.3 million during 2009, and at December 31, 2009, totaled $1.41 billion, or 91.5% of the total loan and lease portfolio. The decline in outstanding balances reflects the slowdown in business activity in our markets and the impact of a concerted effort on our part to reduce exposure to certain non-owner occupied commercial real estate ("CRE") and automotive-related businesses. The largest decline occurred in the commercial and industrial ("C&I") loan portfolio, where usage of commercial lines of credit was reduced by about $138.0 million, in large part reflecting the slowdown in business activity and a corresponding reduction in accounts receivable and inventory financings. We would expect to see an increase in commercial line of credit usage when economic conditions improve. Total CRE balances declined $66.2 million during 2009. Our systematic approach to reducing our exposure to certain CRE lending will be prolonged, given the nature of CRE lending and the current depressed economic conditions; however, we believe that such a reduction is in our best interest when taking into account the increased inherent credit risk, relatively low loan rates and nominal deposit balances associated with targeted borrowing relationships. Also during 2009, commercial loans collateralized by owner-occupied real estate declined by $53.6 million and commercial loans related to residential development and construction decreased by $31.6 million.

The commercial loan and lease portfolio represents loans to businesses generally located within our market areas. Approximately 74% of the commercial loan and lease portfolio is primarily secured by real estate properties, with the remaining generally secured by other business assets such as accounts receivable, inventory, and equipment. The continued concentration of the loan and lease portfolio in commercial loans and leases is consistent with our stated strategy of focusing a substantial amount of our efforts on "wholesale" banking. Corporate and business lending continues to be an area of expertise for our senior management team, and our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Of each of the loan categories that we originate, commercial loans and leases are most efficiently originated and managed, thus limiting overhead costs by necessitating the attention of fewer employees. Our commercial lending business generates the largest portion of local deposits and is our primary source of demand deposits.

The following table summarizes our loans secured by real estate, excluding residential mortgage loans representing permanent financing of owner occupied dwellings and home equity lines of credit:

	12/31/09	9/30/09	6/30/09	3/31/09	12/31/08
Residential-Related:					
Vacant Land	$ 19,465,000	$ 20,630,000	$ 21,400,000	$ 22,244,000	$ 21,374,000
Land Development	34,027,000	33,862,000	42,053,000	50,402,000	54,055,000
Construction	7,199,000	9,446,000	11,157,000	14,646,000	16,839,000
	60,691,000	63,938,000	74,610,000	87,292,000	92,268,000
Comm'l Non-Owner Occupied:					
Vacant Land	25,549,000	25,564,000	29,005,000	28,775,000	29,269,000
Land Development	19,402,000	22,412,000	23,469,000	24,636,000	24,629,000
Construction	65,697,000	79,339,000	94,225,000	93,322,000	102,464,000
Commercial Buildings	537,891,000	528,727,000	545,501,000	556,280,000	558,360,000
	648,539,000	656,042,000	692,200,000	703,013,000	714,722,000
Comm'l Owner Occupied:					
Construction	1,404,000	5,456,000	7,407,000	9,290,000	9,344,000
Commercial Buildings	324,451,000	349,335,000	359,610,000	365,250,000	370,099,000
	325,855,000	354,791,000	367,017,000	374,540,000	379,443,000
Total	$ 1,035,085,000	$ 1,074,771,000	$ 1,133,827,000	$ 1,164,845,000	$ 1,186,433,000

Residential mortgage and consumer loans declined in aggregate $15.8 million during 2009, and at December 31, 2009, totaled $130.8 million, or 8.5% of the total loan and lease portfolio. Although residential mortgage loan and consumer loan portfolios may increase in future periods, we expect the commercial sector of the lending efforts and resultant assets to remain the dominant loan portfolio category given our wholesale banking strategy.

The following table presents total loans outstanding as of December 31, 2009, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans. Floating rate loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.

	Less Than One Year	One Through Five Years	More Than Five Years	Total
Construction and land development	$ 135,144,000	$ 40,014,000	$ 920,000	$ 176,078,000
Real estate - residential properties	63,086,000	48,387,000	13,332,000	124,805,000
Real estate - multi-family properties	18,001,000	29,435,000	243,000	47,679,000
Real estate - commercial properties	355,983,000	433,593,000	24,482,000	814,058,000
Commercial and industrial	245,596,000	107,480,000	17,070,000	370,146,000
Leases	59,000	996,000	0	1,055,000
Consumer	3,062,000	2,752,000	183,000	5,997,000
Total	$ 820,931,000	$ 662,657,000	$ 56,230,000	$ 1,539,818,000
Fixed rate loans and leases	$ 439,405,000	$ 662,657,000	$ 42,750,000	$ 1,144,812,000
Floating rate loans and leases	381,526,000	0	13,480,000	395,006,000
Total	$ 820,931,000	$ 662,657,000	$ 56,230,000	$ 1,539,818,000

Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans and leases to provide effective loan and lease portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and leases and the possibility that changes in these could occur quickly because of changing economic conditions. Identified problem loans and leases, which exhibit characteristics (financial or otherwise) that could cause the loans and leases to become nonperforming or require restructuring in the future, are included on the internal "watch list." Senior management and the Board of Directors review this list regularly. Market value estimates of collateral on impaired loans, as well as on foreclosed and repossessed assets, are reviewed periodically; however, we have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address current distressed market conditions.

The levels of net loan and lease charge-offs and nonperforming assets have increased since early 2007. Although we were never directly involved in the underwriting of or the investing in subprime residential real estate loans, the apparent substantial and rapid collapse of this line of business during 2007 and 2008 throughout the United States had a significant negative impact on the residential real estate development lending portion of our business. The resulting decline in real estate prices and slowdown in sales has stretched the cash flow of our local developers and eroded the value of our underlying collateral, which caused elevated levels of nonperforming assets and net loan and lease charge-offs. Since that time, we have witnessed deteriorating economic conditions in Michigan and throughout the country. The resulting decline in business revenue has negatively impacted the cash flows of many of our borrowers, some to the point where loan payments have become past due or will likely become delinquent in future periods. In addition, real estate prices have fallen significantly, thereby exposing us to larger-than-typical losses in those instances where the sale of collateral is the primary source of repayment. Also during this time, we have seen deterioration in guarantors' financial capacities to fund deficient cash flows and reduce or eliminate collateral deficiencies. It is likely that net loan and lease charge-offs and nonperforming assets will remain elevated in comparison to our historical levels until economic conditions improve.

As of December 31, 2007, nonperforming assets totaled $35.7 million, or 1.68% of total assets, an increase from the $9.6 million, or 0.46% of total assets, as of December 31, 2006. Nonperforming loans and leases totaled $29.8 million and foreclosed properties/repossessed assets equaled $5.9 million at year-end 2007, compared to $8.6 million and $1.0 million, respectively, at year-end 2006. As of December 31, 2007, nonperforming loans secured by real estate, combined with all foreclosed properties, totaled $28.6 million, or about 80% of total nonperforming assets. Nonperforming loans and foreclosed properties associated with the development of residential real estate totaled $11.1 million, with another $3.2 million in nonperforming loans secured by, and foreclosed properties consisting of, residential properties. Net loan and lease charge-offs during 2007 totaled $6.7 million, or 0.38% of average total loans and leases. During 2006, net loan and lease charge-offs totaled $4.9 million, or 0.29% of average total loans and leases.

Throughout most of 2008, we experienced a sudden and rapid deterioration in a number of commercial loan relationships which previously had been performing satisfactorily. Analyses of certain commercial borrowers revealed a reduced capability on the part of these borrowers to make required payments as indicated by factors such as delinquent loan payments, diminished cash flow, deteriorating financial performance, or past due property taxes, and in the case of commercial and residential development projects slow absorption or sales trends. In addition, commercial real estate is the primary source of collateral for many of these borrowing relationships and updated evaluations and appraisals in many cases reflected significant declines from the original estimated values.

During the latter part of 2008 and throughout 2009, we saw a continuation of the stresses caused by the deteriorating economic conditions, especially in the CRE markets and automotive-related borrowing relationships in our C&I portfolio. High vacancy rates or slow absorption has resulted in inadequate cash flow generated from some real estate projects we have financed and has required guarantors to provide personal funds to make full contractual loan payments and pay other operating costs. In some cases, the guarantors' cash and other liquid reserves have become seriously diminished. In other cases, sale of the collateral, either by the borrower or us, is our primary source of repayment.

As of December 31, 2008, nonperforming assets totaled $57.4 million, or 2.60% of total assets. Nonperforming loans and leases totaled $49.3 million and foreclosed properties/repossessed assets equaled $8.1 million at year-end 2008, compared to $29.8 million and $5.9 million, respectively, at year-end 2007. As of December 31, 2008, nonperforming loans secured by real estate, combined with all foreclosed properties, totaled $52.3 million, or about 91% of total nonperforming assets. Nonperforming loans and foreclosed properties associated with the development of residential real estate totaled $25.3 million, with another $4.2 million in nonperforming loans secured by, and foreclosed properties consisting of, residential properties. Net loan and lease charge-offs during 2008 totaled $19.9 million, or 1.09% of average total loans and leases. The increase in net loan and lease charge-offs during 2008 over prior periods primarily reflects a combination of a higher level of nonperforming assets and the significant decline in property values.

As of December 31, 2009, nonperforming assets totaled $111.7 million, or 5.86% of total assets. Nonperforming loans and leases totaled $85.1 million and foreclosed properties/repossessed assets equaled $26.6 million at year-end 2009. As of December 31, 2009, nonperforming loans secured by CRE, combined with all foreclosed properties, totaled $62.6 million. Nonperforming loans and foreclosed properties associated with the development of residential-related real estate totaled $31.8 million, with another $7.5 million in nonperforming loans secured by, and foreclosed properties consisting of, residential properties. Nonperforming C&I loans and repossessed assets totaled $9.8 million. Net loan and lease charge-offs during 2009 totaled $38.2 million, or 2.24% of average total loans and leases. The increase in net loan and lease charge-offs during 2009 over prior periods primarily reflects a combination of a higher level of nonperforming assets and the continued significant decline in property values.

The following table provides a breakdown of nonperforming assets by property type:

	12/31/09	9/30/09	6/30/09	3/31/09	12/31/08
Residential Real Estate:					
Land Development	$ 19,722,000	$ 13,645,000	$ 10,422,000	$ 12,646,000	$ 14,273,000
Construction	12,103,000	13,021,000	12,882,000	13,538,000	11,040,000
Owner Occupied / Rental	7,493,000	6,830,000	4,910,000	4,877,000	4,160,000
	39,318,000	33,496,000	28,214,000	31,061,000	29,473,000
Commercial Real Estate:					
Land Development	2,971,000	4,621,000	2,292,000	2,383,000	2,234,000
Construction	1,268,000	228,000	0	0	0
Owner Occupied	19,918,000	21,429,000	17,378,000	8,753,000	6,495,000
Non-Owner Occupied	38,417,000	36,473,000	28,110,000	28,364,000	14,055,000
	62,574,000	62,751,000	47,780,000	39,500,000	22,784,000
Non-Real Estate:					
Commercial Assets	9,758,000	14,510,000	10,629,000	13,155,000	5,134,000
Consumer Assets	8,000	8,000	8,000	31,000	30,000
	9,766,000	14,518,000	10,637,000	13,186,000	5,164,000
Total	$ 111,658,000	$ 110,765,000	$ 86,631,000	$ 83,747,000	$ 57,421,000

The following table provides a breakdown of net loan and lease charge-offs by collateral type:

	4th Qtr 2009	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	Whole Year 2009
Residential Real Estate:					
Land Development	$ 2,204,000	$ 467,000	$ 1,060,000	$ 624,000	$ 4,355,000
Construction	733,000	3,208,000	1,023,000	86,000	5,050,000
Owner Occupied / Rental	946,000	530,000	729,000	1,442,000	3,647,000
	3,883,000	4,205,000	2,812,000	2,152,000	13,052,000
Commercial Real Estate:					
Land Development	45,000	0	74,000	0	119,000
Construction	0	0	0	0	0
Owner Occupied	1,140,000	1,254,000	593,000	75,000	3,062,000
Non-Owner Occupied	3,009,000	3,265,000	2,347,000	786,000	9,407,000
	4,194,000	4,519,000	3,014,000	861,000	12,588,000
Non-Real Estate:					
Commercial Assets	2,788,000	2,232,000	4,918,000	2,475,000	12,413,000
Consumer Assets	(1,000)	7,000	35,000	136,000	177,000
	2,787,000	2,239,000	4,953,000	2,611,000	12,590,000
Total	$ 10,864,000	$ 10,963,000	$ 10,779,000	$ 5,624,000	$ 38,230,000

The following table summarizes nonperforming loans and leases and troubled debt restructurings:

	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
Past due 90 days or more and accruing interest	$ 243,000	$ 1,358,000	$ 977,000	$ 819,000	$ 394,000
Nonaccrual	81,818,000	47,945,000	28,832,000	7,752,000	3,601,000
Troubled debt restructurings	2,989,000	0	0	0	0
Total	$ 85,050,000	$ 49,303,000	$ 29,809,000	$ 8,571,000	$ 3,995,000

The following table summarizes changes in the allowance for loan and lease losses for the past five years:

	2009	2008	2007	2006	2005
Loans and leases outstanding at year-end	$ 1,539,818,000	$ 1,856,915,000	$ 1,799,880,000	$ 1,745,478,000	$ 1,561,812,000
Daily average balance of loans and leases outstanding during the year	$ 1,704,335,000	$ 1,829,686,000	$ 1,765,465,000	$ 1,660,284,000	$ 1,432,609,000
Balance of allowance at beginning of year	$ 27,108,000	$ 25,814,000	$ 21,411,000	$ 20,527,000	$ 17,819,000
Loans and leases charged-off:					
Commercial, financial and agricultural	(25,858,000)	(12,566,000)	(4,232,000)	(5,208,000)	(718,000)
Construction and land development	(9,606,000)	(4,835,000)	(1,353,000)	0	(521,000)
Leases	(120,000)	(174,000)	(18,000)	0	0
Residential real estate	(3,797,000)	(2,900,000)	(1,618,000)	(50,000)	(131,000)
Instalment loans to individuals	(240,000)	(119,000)	(53,000)	(131,000)	(22,000)
Total charge-offs	(39,621,000)	(20,594,000)	(7,274,000)	(5,389,000)	(1,392,000)
Recoveries of previously charged-off loans and leases:					
Commercial, financial and agricultural	1,141,000	597,000	586,000	487,000	298,000
Construction and land development	81,000	8,000	11,000	0	2,000
Leases	4,000	6,000	0	0	0
Residential real estate	150,000	51,000	3,000	2,000	6,000
Instalment loans to individuals	15,000	26,000	7,000	9,000	4,000
Total recoveries	1,391,000	688,000	607,000	498,000	310,000
Net loan and lease charge-offs	(38,230,000)	(19,906,000)	(6,667,000)	(4,891,000)	(1,082,000)
Provision for loan and lease losses	59,000,000	21,200,000	11,070,000	5,775,000	3,790,000
Balance of allowance at year-end	$ 47,878,000	$ 27,108,000	$ 25,814,000	$ 21,411,000	$ 20,527,000
Ratio of net loan and lease charge-offs during the year to average loans and leases outstanding during the year	(2.24%)	(1.09%)	(0.38%)	(0.29%)	(0.08%)
Ratio of allowance to loans and leases outstanding at year-end	3.11%	1.46%	1.43%	1.23%	1.31%

In each accounting period, we adjust the allowance to the amount we believe is necessary to maintain the allowance at adequate levels. Through the loan and lease review and credit departments, we attempt to establish specific portions of the allowance based on specifically identifiable problem loans and leases. The evaluation of the allowance is further based on, but not limited to, consideration of the internally prepared Reserve Analysis, loan and lease loss migration analysis, composition of the loan and lease portfolio, third party analysis of the loan and lease administration processes and portfolio and general economic conditions.

The Reserve Analysis, used since our inception and completed monthly, applies reserve allocation factors to outstanding loan and lease balances to calculate an overall allowance dollar amount. For commercial loans and leases, which continue to comprise a vast majority of our total loans and leases, reserve allocation factors are based upon the loan ratings as determined by our standardized grade paradigms. For retail loans, reserve allocation factors are based upon the type of credit. Adjustments for specific lending relationships, including impaired loans and leases, are made on a case-by-case basis. The reserve allocation factors are primarily based on the recent levels and historical trends of net loan and lease charge-offs and non-performing assets, the comparison of the recent levels and historical trends of net loan and lease charge-offs and non-performing assets with a customized peer group consisting of ten similarly-sized publicly traded banking organizations conducting business in the states of Michigan, Illinois, Indiana or Ohio, the review and consideration of our loan and lease migration analysis and the experience of senior management making similar loans and leases for an extensive period of time. We regularly review the Reserve Analysis and make adjustments periodically based upon identifiable trends and experience. Net increases to commercial loan and lease reserve allocation factors during 2009 resulted in a $5.3 million increase to the allowance.

As specified in our Loan Administration Policy, we complete a migration analysis quarterly to assist us in determining appropriate reserve allocation factors for commercial loans and leases. Our migration takes into account four different time periods, including four, eight, twelve and twenty-quarter time periods, and while we generally place most weight on the eight-quarter timeframe as that period is close to the average duration of our loan and lease portfolio, consideration is given to the other time periods as part of our assessment. Although the migration analysis provides an accurate historical accounting of our loan and lease losses, it is not able to fully account for environmental factors that will also very likely impact the collectability of our commercial loans and leases as of any quarter-end date.

Environmental factors include both internal and external items. We believe the most significant internal environmental factor is our credit culture and the relative aggressiveness in assigning and revising commercial loan and lease risk ratings. Although we have been consistent in our approach to commercial loan and lease ratings, ongoing stressed economic conditions have resulted in an even higher sense of aggressiveness with regards to the downgrading of lending relationships. In addition, we made revisions to our grading paradigms in early 2009 that mathematically resulted in commercial loan and lease relationships being more quickly downgraded when signs of stress are noted, such as slower sales activity for construction and land development CRE relationships and reduced operating performance/cash flow coverage for C&I relationships. These changes, coupled with the troubled economic environment, resulted in significant downgrades during 2009 and the need for substantial provisions to the allowance. To more effectively manage our commercial loan and lease portfolio, we created two specific groups tasked with managing our higher exposure lending relationships. One team manages the most distressed credits, while the other team manages our larger "monitor-rated" credit relationships.

The most significant external environmental factor is the assessment of the current economic environment and the resulting implications on our commercial loans and leases. Currently, we believe conditions remain stressed for CRE; however, recent data and performance reflect a level of stability in the C&I segment of our loan and lease portfolio.

The following table illustrates the breakdown of the allowance balance by loan type (dollars in thousands) and of the total loan and lease portfolio (in percentages):

	12/31/2009		12/31/2008		12/31/2007		12/31/2006		12/31/2005	
	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio	Amount	Loan Portfolio
Commercial, financial and agricultural	$ 37,590	80.0%	$ 20,170	77.9%	$18,947	77.4%	$15,706	74.7%	$16,507	76.9%
Construction and land development	6,566	11.4	5,137	14.1	4,907	14.7	3,975	17.1	2,868	14.5
Leases	49	0.1	41	0.1	29	0.1	15	0.1	30	0.1
Residential real estate	3,517	8.1	1,656	7.6	1,829	7.5	1,591	7.6	1,020	8.2
Instalment loans to individuals	156	0.4	104	0.3	102	0.3	124	0.5	102	0.3
Unallocated	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Total	$ 47,878	100.0%	$ 27,108	100.0%	$25,814	100.0%	$21,411	100.0%	$20,527	100.0%

The primary risk elements with respect to commercial loans and leases are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. We have a policy of requesting and reviewing periodic financial statements from commercial loan and lease customers, and we periodically review the existence of collateral and its value. The primary risk element with respect to each instalment and residential real estate loan is lack of timely payment. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor's rights in order to preserve our bank's collateral position.

Although we believe that the allowance is adequate to sustain losses as they arise, there can be no assurance that our bank will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Securities increased $14.6 million during 2009, from $242.8 million on December 31, 2008 to $257.4 million at December 31, 2009. During 2009, the securities portfolio equaled 11.9% of average earning assets. The increase in the securities portfolio reflects increased collateral requirements for our repurchase agreements and certain correspondent bank activities, as well as enhanced on-balance sheet liquidity. Proceeds from called U.S. Government agency bonds totaled $34.1 during 2009, with another $16.5 million received from principal paydowns on mortgage-backed securities. In addition, $6.3 million was received from matured and called tax-exempt municipal securities. The proceeds were generally invested back into the securities portfolio, with $68.8 million invested in U.S. Government agency bonds, $3.9 million invested in mortgage-backed securities and $1.0 million invested in tax-exempt municipal securities. We also purchased $0.1 million in bonds issued through the Michigan Strategic Fund during 2009, although we received $1.7 million from scheduled maturities. These bonds are purchased and sold at par value and are sellable back to the re-marketing brokerage firm weekly. We maintain the securities portfolio at levels to provide adequate pledging for the repurchase agreement program and secondary liquidity for our daily operations. In addition, the portfolio serves a primary interest rate risk management function. At December 31, 2009, the portfolio was comprised of high credit quality U.S. Government agency issued bonds (37%), U.S. Government agency issued and guaranteed mortgage-backed securities (25%), tax-exempt municipal general obligation and revenue bonds (23%), Michigan Strategic Fund bonds (8%), Federal Home Loan Bank stock (6%) and mutual funds (1%).

The following table reflects the composition of the securities portfolio, excluding Federal Home Loan Bank stock:

	12/31/09 Carrying Value	12/31/09 Percent	12/31/08 Carrying Value	12/31/08 Percent	12/31/07 Carrying Value	12/31/07 Percent
U.S. Government agency debt obligations	$ 95,544,000	39.6%	$ 62,382,000	27.5%	$ 80,945,000	40.1%
Mortgage-backed securities	64,982,000	26.9	77,026,000	33.9	54,619,000	27.0
Municipal general obligations	49,892,000	20.6	54,066,000	23.8	57,668,000	28.5
Municipal revenue bonds	9,319,000	3.9	10,371,000	4.6	7,662,000	3.8
Michigan Strategic Fund bonds	20,550,000	8.5	22,105,000	9.7	0	0.0
Mutual funds	1,416,000	0.5	1,156,000	0.5	1,109,000	0.6
Totals	$ 241,703,000	100.0%	$ 227,106,000	100.0%	$ 202,003,000	100.0%

All securities, with the exception of tax-exempt municipal bonds, have been designated as "available for sale". Securities designated as available for sale are stated at fair value, with the unrealized gains and losses, net of income tax (as applicable), reported as a separate component of shareholders' equity in accumulated other comprehensive income. The fair value of securities designated as available for sale at December 31, 2009 and 2008 was $182.5 million and $162.7 million, respectively. The net unrealized gain recorded at year-end 2009 was $1.9 million, compared to a net unrealized gain of $3.2 million at year-end 2008. All tax-exempt municipal bonds have been designated as "held to maturity" and are stated at amortized cost. As of December 31, 2009 and 2008, held to maturity securities had an amortized cost of $59.2 million and $64.4 million and a fair value of $60.3 million and $65.4 million, respectively.

Market values on our U.S. Government agency bonds, mortgage-backed securities issued or guaranteed by U.S. Government agencies and tax-exempt municipal securities are determined on a monthly basis with the assistance of a third party vendor. Evaluated pricing models that vary by type of security and incorporate available market data are utilized. Standard inputs include issuer and type of security, benchmark yields, reported trades, broker/dealer quotes and issuer spreads. The market value of other securities is estimated at carrying value as those financial instruments are generally bought and sold at par value. We believe our valuation methodology provides for a reasonable estimation of market value, and that it is consistent with the requirements of accounting guidelines. Reference is made to Note 15 of the Notes to Consolidated Financial Statements for additional information.

The following table shows by class of maturities as of December 31, 2009, the amounts and weighted average yields of investment securities [(1)]:

		Carrying Value	Average Yield
U.S. Treasury securities and obligations of U.S. Government agencies and corporations:			
One year or less	$	3,068,000	4.76%
Over one through five years		3,292,000	4.96
Over five through ten years		13,962,000	4.52
Over ten years		75,222,000	5.00
		95,544,000	4.92
Obligations of states and political subdivisions:			
One year or less		4,156,000	7.32
Over one through five years		8,016,000	6.31
Over five through ten years		13,526,000	6.39
Over ten years		33,513,000	6.35
		59,211,000	6.42
Mortgage-backed securities		64,982,000	5.15
Michigan Strategic Fund bonds		20,550,000	3.06
Mutual funds		1,416,000	3.06
Totals	$	241,703,000	5.16%

[(1)] Yields on tax-exempt securities are computed on a fully taxable-equivalent basis.

Federal funds sold, consisting of excess funds sold overnight to a correspondent bank, along with investments in interest-bearing deposits at correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. During 2009, the average balance of these funds equaled 3.0% of average earning assets, up from 0.6% during 2008. Given stressed market and economic conditions, we made the decision to operate with a higher than normal balance of federal funds sold throughout 2009. We expect to maintain the higher balance of federal funds sold, likely to average 1.0% to 2.0% of average earning assets, until market conditions return to more normalized levels.

Non-Earning Assets

Cash and due from bank balances totaled $18.9 million at December 31, 2009, compared to $16.8 million on December 31, 2008. Cash and due from bank balances averaged $16.3 million during 2009. Net premises and equipment decreased from $32.3 million at December 31, 2008, to $29.7 million on December 31, 2009, primarily reflecting depreciation expense. Purchases of premises and equipment during 2009 were nominal. On December 30, 2009, all FDIC-insured financial institutions were required to pre-pay estimated FDIC deposit insurance assessments for the years 2010, 2011 and 2012. The amount we paid equaled $16.3 million, which will be expensed over the future quarterly assessment periods.

Foreclosed and repossessed assets totaled $26.6 million at December 31, 2009, compared to $8.1 million on December 31, 2008. We expected an increase in foreclosed and repossessed assets during 2009, as we moved through the difficult economic environment and in certain situations elected to foreclose or repossess collateral. The State of Michigan has a relatively protracted foreclosure process that generally takes six to twelve months before a deed is obtained. While we expect further transfers from loans and leases to foreclosed and repossessed assets in 2010 reflecting our collection efforts on impaired lending relationships, we are hopeful that the increased sales activity we witnessed in the latter part of 2009 will continue into 2010 and limit the overall increase in this nonperforming asset category.

Source of Funds
Our major sources of funds are from deposits, repurchase agreements and FHLB advances. Total deposits declined from $1.60 billion at December 31, 2008, to $1.40 billion on December 31, 2009, a decrease of $197.9 million. Local deposits increased from $470.4 million at year-end 2008, to $676.8 million at year-end 2009, an increase of $206.4 million. Meanwhile, out-of-area deposits decreased from $1.13 billion at December 31, 2008, to $724.9 million on December 31, 2009, a decline of $404.3 million. FHLB advances decreased from $270.0 million at year-end 2008 to $205.0 million at year-end 2009, a decline of $65.0 million. At December 31, 2009, local deposits and repurchase agreements equaled 45.4% of total funding liabilities, compared to 28.0% on December 31, 2008.

The increase in local deposits reflects various programs and initiatives we implemented during 2009. During the first quarter, we ran a local one-year certificate of deposit campaign to attract new deposits and cross-sell other bank products. We opened over 1,500 certificates of deposit totaling over $60.0 million, with many new customers coming to the bank and a majority of the funds coming from other financial institutions. Our sales force has been working diligently to cross-sell these new customers, and we are currently in the midst of a direct mailing program designed specifically to appeal to them, which will assist us in retaining the deposits at maturity and provide us with additional cross-sell opportunities. We have also created several initiatives within our commercial lending function, such as: inclusion of local deposit growth goals as part of our commercial lenders' job performance standards; an emphasis to all sales employees on garnering personal deposits of the business owners, officers and employees; mandating minimum corporate deposit balances on existing commercial loan relationships at time of renewal as well as on new commercial loan customers as part of the loan commitment; and the requirement of property tax escrow accounts on certain commercial loan relationships. Additionally, we have had strong success with our executive banking product, which provides for a relatively high-rate interest-bearing checking account and an increase in certificate of deposit rate offerings if the customer maintains their primary checking account with us. We also remain committed to providing our customers with the latest in technological advances that provide improved information, convenience and timeliness, and to that end launched several new offerings during 2009 and have additional new products scheduled to be offered starting in 2010.

Noninterest-bearing checking deposit accounts increased $10.4 million during 2009, and on an average basis increased $4.2 million. Interest-bearing checking accounts, in large part reflecting the strong success of our executive banking product, increased $36.1 million. Savings deposits declined $11.3 million, although most of the decrease reflects transfers to other deposit products, namely the higher earning executive banking product as well as certificate of deposit products. Money market deposit accounts increased $7.1 million during 2009, primarily reflecting an increased deposit relationship with one municipal depositor. Certificates of deposit purchased by customers located within our market areas increased $164.1 million, lead by our first quarter one-year certificate of deposit campaign and an increase of about $28.0 million from municipal units.

Certificates of deposit obtained from customers located outside of our market areas declined by $404.3 million during 2009, and as of December 31, 2009, totaled $724.9 million. Out-of-area deposits consist primarily of certificates of deposit placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. The owners of the out-of-area deposits include individuals, businesses and governmental units located throughout the United States. The decline in out-of-area deposits during 2009 primarily reflects the influx of cash resulting from the reduction in total loans and leases and from the increase in local deposits.

Repurchase agreements increased $5.3 million during 2009, and as of December 31, 2009 totaled $99.8 million. As part of our sweep account program, collected funds from certain business noninterest-bearing checking accounts are invested in overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance.

FHLB advances declined $65.0 million during 2009, and as of December 31, 2009 totaled $205.0 million. FHLB advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our bank, under a blanket lien arrangement. Our borrowing line of credit at December 31, 2009 totaled about $278.0 million, with availability approximating $64.0 million.

Shareholders' equity declined $34.3 million during 2009. The decrease was primarily attributable to the net loss attributable to common shares of $52.9 million, of which $23.2 million was related to the creation of a valuation allowance on our net deferred tax assets. Positively impacting shareholders' equity during 2009 was the sale of preferred stock and a warrant for common stock to the United States Treasury Department for $21.0 million under the Capital Purchase Program. Cash dividends on our common stock and preferred stock reduced shareholders' equity by $1.3 million during 2009.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

Summary

We recorded a net loss attributable to common shares of $52.9 million, or $6.23 per basic and diluted share, for 2009, compared to a net loss of $5.0 million, or $0.59 per basic and diluted share, for 2008. The net loss attributable to common shares for 2009 includes a one-time non-cash charge of $23.2 million to federal income tax expense to establish a valuation allowance against our net deferred tax assets. In addition, 2009 operating results also include $1.3 million in expenses associated with the consolidation of the mid- and eastern-Michigan regions of our banking activities and a $0.9 million charge for the bank industry-wide FDIC special assessment.

The decline in earnings performance during 2009 from that of 2008 is primarily the result of a substantially higher provision for loan and lease losses, which more than offset increased net interest income. The elevated provision for loan and lease losses reflects continuing deterioration in the quality of the loan portfolio, most notably in the CRE and C&I segments. The increase in net interest income is the result of an improved net interest margin, which has been positively impacted by a substantial reduction in our cost of funds.

The following table shows some of the key performance and equity ratios for the years ended December 31, 2009 and 2008:

	2009	2008
Return on average assets	(2.51)%	(0.23)%
Return on average shareholders' equity	(29.91)	(2.87)
Average shareholders' equity to average assets	8.40	8.01

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $106.2 million and $53.6 million during 2009, respectively, providing for net interest income of $52.6 million. During 2008, interest income and interest expense equaled $122.3 million and $74.9 million, respectively, providing for net interest income of $47.4 million. In comparing 2009 with 2008, interest income decreased 13.2%, interest expense was down 28.4%, and net interest income increased 10.9%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin.

The $5.2 million increase in net interest income in 2009 compared to 2008 resulted from an improved net interest margin, which more than offset a decreased level of average earning assets. Although our yield on earning assets declined in 2009 compared to 2008 primarily due to an increased level of nonperforming assets and a declining interest rate environment, our cost of funds declined at a far greater rate, resulting in the improved net interest margin. The cost of funds primarily decreased as a result of higher-costing matured wholesale funds, consisting of certificates of deposit and FHLB advances, being replaced by lower-costing funds.

Given the multitude of factors that impact the net interest margin, it is difficult to predict future net interest margins. However, in light of the current interest rate environment, our net interest margin during 2010 should benefit from a continued reduction in our cost of funds and the loan pricing initiatives instituted in 2008 and 2009. With respect to our cost of funds, we have about $345 million in wholesale funds at an average rate of 2.20% scheduled to mature during the first six months of 2010 and about $215 million at an average rate of 2.25% scheduled to mature during the last six months of 2010. Current rates on wholesale instruments generally range from 0.40% to 3.00%, depending on the type of product and term. During the fourth quarter of 2009, our average rate on new wholesale funds was about 1.15%; the planned implementation of a matched-funding program involving new and existing fixed-rate loans will likely place upward pressure on the average rate of wholesale funds acquired in future periods as the duration of the wholesale funding portfolio is increased . While a continued reduction in our cost of funds will positively impact our net interest margin, the impact of asset quality on the net interest margin is difficult to predict.

The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities and shareholders' equity during 2009, 2008 and 2007. The subsequent table also depicts the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, segregated between change due to volume and change due to rate. For tax-exempt investment securities, interest income and yield have been computed on a tax equivalent basis using a marginal tax rate of 35%. As a result, securities interest income was increased by $1.3 million in 2009 and $1.2 million in each of 2008 and 2007.

(Dollars in thousands)

Years ended December 31,

	2009 Average Balance	2009 Interest	2009 Average Rate	2008 Average Balance	2008 Interest	2008 Average Rate	2007 Average Balance	2007 Interest	2007 Average Rate
Taxable securities	$ 154,273	$ 7,498	4.86%	$ 147,668	$ 7,888	5.34%	$ 141,289	$ 7,243	5.13%
Tax-exempt securities	83,816	4,623	5.52	69,857	4,180	5.98	64,122	4,013	6.26
Total securities	238,089	12,121	5.09	217,525	12,068	5.55	205,411	11,256	5.48
Loans and leases	1,704,335	93,903	5.51	1,829,686	110,013	6.01	1,765,465	133,685	7.57
Short-term investments	6,730	21	0.31	392	7	1.79	510	20	3.92
Federal funds sold	53,825	136	0.25	11,353	204	1.80	8,239	420	5.10
Total earning assets	2,002,979	106,181	5.30	2,058,956	122,292	5.94	1,979,625	145,381	7.34
Allowance for loan and lease losses	(34,155)			(30,184)			(23,157)		
Cash and due from banks	16,341			21,004			33,099		
Other non-earning assets	120,508			107,546			94,279		
Total assets	$ 2,105,673			$ 2,157,322			$ 2,083,846		
Interest-bearing demand deposits	$ 60,155	$ 867	1.44%	$ 42,734	$ 492	1.15%	$ 37,143	$ 1,047	2.82%
Savings deposits	48,182	521	1.08	65,091	922	1.42	86,009	2,977	3.46
Money market accounts	25,759	361	1.40	13,948	192	1.38	11,706	359	3.07
Time deposits	1,279,188	39,520	3.09	1,332,071	58,206	4.37	1,385,260	71,838	5.19
Total interest-bearing deposits	1,413,284	41,269	2.92	1,453,844	59,812	4.11	1,520,118	76,221	5.01
Short-term borrowings	98,513	1,845	1.87	97,313	2,021	2.08	93,307	3,493	3.74
Federal Home Loan Bank advances	239,699	8,808	3.67	258,939	10,554	4.08	118,904	6,100	5.13
Other borrowings	50,278	1,654	3.29	46,579	2,476	5.32	36,610	2,810	7.68
Total interest-bearing liabilities	1,801,774	53,576	2.97	1,856,675	74,863	4.03	1,768,939	88,624	5.01
Demand deposits	112,821			108,584			115,172		
Other liabilities	14,258			19,286			23,838		
Total liabilities	1,928,853			1,984,545			1,907,949		
Average equity	176,820			172,777			175,897		
Total liabilities and equity	$ 2,105,673			$ 2,157,322			$ 2,083,846		
Net interest income		$ 52,605			$ 47,429			$ 56,757	
Rate spread			2.33%			1.91%			2.33%
Net interest margin			2.63%			2.30%			2.87%

	Years ended December 31,					
	2009 over 2008			2008 over 2007		
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income						
Taxable securities	$ (390,000)	$ 342,000	$ (732,000)	$ 645,000	$ 334,000	$ 311,000
Tax exempt securities	443,000	788,000	(345,000)	167,000	348,000	(181,000)
Loans	(16,110,000)	(7,253,000)	(8,857,000)	(23,672,000)	4,713,000	(28,385,000)
Short-term investments	14,000	24,000	(10,000)	(13,000)	(4,000)	(9,000)
Federal funds sold	(68,000)	230,000	(298,000)	(216,000)	121,000	(337,000)
Net change in tax-equivalent interest income	(16,111,000)	(5,869,000)	(10,242,000)	(23,089,000)	5,512,000	(28,601,000)
Increase (decrease) in interest expense						
Interest-bearing demand deposits	375,000	232,000	143,000	(555,000)	139,000	(694,000)
Savings deposits	(401,000)	(210,000)	(191,000)	(2,055,000)	(599,000)	(1,456,000)
Money market accounts	169,000	165,000	4,000	(167,000)	59,000	(226,000)
Time deposits	(18,686,000)	(2,230,000)	(16,456,000)	(13,632,000)	(2,673,000)	(10,959,000)
Short-term borrowings	(176,000)	25,000	(201,000)	(1,472,000)	144,000	(1,616,000)
Federal Home Loan Bank advances	(1,746,000)	(751,000)	(995,000)	4,454,000	5,927,000	(1,473,000)
Other borrowings	(822,000)	184,000	(1,006,000)	(334,000)	655,000	(989,000)
Net change in interest expense	(21,287,000)	(2,585,000)	(18,702,000)	(13,761,000)	3,651,000	(17,412,000)
Net change in tax-equivalent net interest income	$ 5,176,000	$ (3,284,000)	$ 8,460,000	$ (9,328,000)	$ 1,861,000	$ (11,189,000)

Interest income is primarily generated from the loan and lease portfolio, and to a lesser degree, from securities, federal funds sold, and short-term investments. Interest income decreased $16.1 million during 2009 from that earned in 2008, totaling $106.2 million in 2009 compared to $122.3 million in the previous year. The reduction in interest income is attributable to a decreased level of average earning assets and a declining yield on earning assets, primarily resulting from a decreased interest rate environment, an increased level of nonperforming assets, and an increased percentage of low-yielding federal funds sold to total earning assets.

During 2009, earning assets averaged $2.00 billion, or $56.0 million lower than average earning assets of $2.06 billion during 2008. A reduction in average total loans and leases totaling $125 million resulted in the lower level of average earning assets during 2009. Interest income generated from the loan and lease portfolio decreased $16.1 million in 2009 compared to the level earned in 2008; a decline in loan yield from 6.01% in 2008 to 5.51% in 2009 resulted in an $8.9 million decrease in interest income while a reduction in the loan and lease portfolio during 2009 resulted in a $7.2 million decrease in interest income. The decrease in the loan and lease portfolio yield is primarily due to a lower interest rate environment and an increase in nonperforming loans.

Interest income generated from the securities portfolio increased slightly in 2009 compared to the level earned in 2008 as a result of growth in the portfolio. Average securities equaled $238.1 million during 2009 compared to $217.5 million during 2008, an increase of $20.6 million. The growth equated to an increase in interest income of $1.13 million, while the declined yield, which equaled 5.09% in 2009 compared to 5.55% in 2008, resulted in a $1.08 million decrease in interest income. Interest income earned on federal funds sold decreased by $0.1 million due to a decline in the average rate, which more than offset an increase in the average balance.

During 2009 and 2008, earning assets had an average yield (tax equivalent-adjusted basis) of 5.30% and 5.94%, respectively. With approximately 60% of our total loans and leases tied to Prime or LIBOR rates, our earning asset yield has been substantially impacted by the steep reduction in market interest rates since late third quarter of 2007. Between mid-September 2007 and early-October 2008, the Federal Market Committee ("FOMC") lowered the targeted federal funds rate by a total of 375 basis points. The resulting similar decline in the Prime and LIBOR rates, combined with an increased level of nonperforming assets, has significantly lowered our yield on earning assets and level of interest income. Although the FOMC lowered the targeted federal funds rate by another 50 basis points in late October 2008 and an additional 75 basis points in mid-December 2008, we kept the Mercantile Bank Prime Rate unchanged at 4.50% in an effort to shield interest income from further erosion. Virtually all of our prime-based commercial floating rate loans are tied to the Mercantile Bank Prime Rate. A higher level of nonperforming assets has also negatively impacted the yield on earning assets in 2009 compared to 2008, increasing from 2.60% of total assets at December 31, 2008, to 5.86% at December 31, 2009. A significant increase in average federal funds sold during 2009 also had an adverse effect on earning asset yield. During 2009, the yield on average earning assets was relatively stable, as the loan pricing initiatives instituted within the commercial loan function in 2008 and 2009 mitigated the negative impact of an increase in nonaccrual loans.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree, from repurchase agreements, FHLB advances, and subordinated debentures. Interest expense decreased $21.3 million during 2009 from that expensed in 2008, totaling $53.6 million in 2009 compared to $74.9 million in the previous year. The decline in interest expense is attributable to a decreased cost of funds and a decreased level of average interest-bearing liabilities. The decreased cost of funds in 2009 compared to 2008 mainly resulted from fixed rate certificates of deposit and borrowings being renewed or replaced at lower interest rates, reflecting the decreasing interest rate environment during the period of September 2007 through December 2009.

Interest-bearing liabilities averaged $1.80 billion during 2009, or $54.9 million lower than average interest-bearing liabilities of $1.86 billion during 2008. This reduction resulted in decreased interest expense of $2.6 million. A decline in interest expense of $18.7 million was recorded during 2009 due to a decreased cost of funds, which resulted primarily from lower average rates paid on fixed rate certificates of deposit and borrowings. The cost of average interest-bearing liabilities decreased from 4.03% in 2008 to 2.97% in 2009.

Average certificates of deposit declined $52.9 million during 2009, which equated to a decrease in interest expense of $2.2 million. An additional $16.5 million reduction in interest expense resulted from a decrease in the average rate paid as higher-rate certificates of deposit matured and were either renewed or replaced with lower-costing certificates of deposit throughout 2009. Growth in other average interest-bearing deposit accounts, totaling $12.3 million, equated to an increase in interest expense of $0.2 million, while a decrease in the average rate paid on these deposit accounts resulted in a $0.1 million reduction in interest expense.

Average short-term borrowings, primarily comprised of repurchase agreements and federal funds purchased, increased $1.2 million during 2009, resulting in increased interest expense of less than $0.1 million, while a decrease in the average rate paid during 2009 resulted in a reduction in interest expense of $0.2 million. Average FHLB advances decreased $19.2 million, equating to a $0.7 million reduction in interest expense, while a decreased average rate paid on the advances resulted in a $1.0 million reduction in interest expense. Growth in average other borrowings, which is comprised of subordinated debentures, structured repurchase agreements, and deferred director and officer compensation programs, equated to an increase in interest expense of $0.2 million during 2009, with a decreased average rate reducing interest expense by $1.0 million.

Provision for Loan and Lease Losses

The provision for loan and lease losses totaled $59.0 million in 2009, compared to the $21.2 million expensed in 2008. The increase primarily reflects a higher volume of nonperforming loans and leases, increased net loan and lease charge-offs, other downgrades within our commercial loan and lease portfolio, and increased reserve allocation factors, necessitating a higher allowance balance. Nonperforming loans and leases totaled $85.1 million, or 5.52% of total loans and leases, as of December 31, 2009, compared to $49.3 million, or 2.66% of total loans and leases, as of December 31, 2008. Net loan and lease charge-offs during 2009 totaled $38.2 million, or 2.24% of average total loans and leases. Net loan and lease charge-offs during 2008 totaled $19.9 million, or 1.09% of average total loans and leases. The allowance as a percentage of total loans and leases outstanding as of December 31, 2009 was 3.11%, compared to 1.46% at year-end 2008. Although we believe the allowance is adequate to cover losses as they arise, there can be no assurance that we will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Noninterest Income

Noninterest income totaled $7.6 million in 2009, an increase of $0.3 million, or 3.8%, from the $7.3 million earned in 2008. Income from mortgage banking activities increased $0.5 million in 2009, reflecting a higher volume of refinancing activity due to the lower interest rate environment, while rental income on foreclosed properties, included in other income, increased $0.4 million.

Noninterest Expense

Noninterest expense during 2009 totaled $46.5 million, an increase of $4.4 million over the $42.1 million expensed in 2008. Overhead costs during 2009 include a $1.3 million charge for the branch consolidation and a $0.9 million charge for the bank industry-wide FDIC special assessment. The one-time charges related to the branch consolidation were fully expensed during the second and third quarters of 2009; beginning in the fourth quarter of 2009, overhead cost savings of $200,000 per month were achieved as a result of the branch consolidation. Excluding these one-time charges, noninterest expense in 2009 totaled $44.3 million, or $2.1 million higher than in 2008.

Controllable operating expenses, including salaries and benefits (excluding a $0.5 million one-time charge for severance payments included in the branch consolidation costs), occupancy, furniture and equipment costs, and various other expenses declined $3.9 million in 2009 compared to 2008. Salary and benefit costs were down $2.2 million, exclusive of the $0.5 million one-time charge taken in the second quarter, in 2009 compared to 2008, primarily resulting from a reduction in full-time equivalent employees from 303 at year-end 2008 to 257 at year-end 2009. Costs associated with the administration and resolution of problem assets, including legal costs, property tax payments, appraisal fees and write-downs on foreclosed properties, totaled $7.3 million in 2009 compared to $3.3 million in 2008. Excluding the $0.9 million one-time special assessment, FDIC deposit insurance assessments totaled $3.9 million in 2009, up $2.0 million from the previous year. While it is difficult to predict future FDIC deposit insurance assessments given the enormous stress on the Deposit Insurance Fund from the significant losses incurred from bank failures, it is very likely that the expense will remain at elevated levels until economic conditions improve and the rate of bank failures declines substantially.

Federal Income Tax Expense

During 2009, we recorded a loss before federal income tax of $46.6 million and federal income tax expense of $5.5 million, compared to a loss before federal income tax of $9.8 million and a federal income tax benefit of $4.9 million during 2008. In spite of the loss before federal income tax recorded during 2009, a federal income tax expense was recognized due to the establishment of a valuation allowance against our net deferred tax assets.

Accounting guidance requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. We reviewed our deferred tax assets and determined that a valuation allowance was necessary at year-end 2009 in light of our recent operating losses. As a result of establishing the valuation allowance against the entire balance of net deferred tax assets at year-end 2009, a one-time non-cash charge of $23.2 million to federal income tax expense was recognized. The utilization of net deferred tax assets for future tax deductions will be analyzed quarterly, and the valuation allowance will be adjusted in accordance with accounting rules.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Summary

A net loss of $5.0 million, or $0.59 per basic and diluted share, was recorded in 2008, compared to net income of $9.0 million, or $1.06 per basic share and $1.05 per diluted share, generated in 2007. The decline in earnings performance during 2008 from that of 2007 is primarily the result of lower net interest income and a higher provision for loan and lease losses. Net income during 2007 includes a one-time $1.2 million ($0.8 million after-tax) expense associated with the retirement package for former Chairman and Chief Executive Officer, Gerald R. Johnson Jr., which was recorded in conjunction with Mr. Johnson's retirement effective June 30, 2007. Excluding this one-time expense, net income for 2007 was $9.8 million, or $1.16 per basic share and $1.15 per diluted share.

The following table shows some of the key performance and equity ratios for the years ended December 31, 2008 and 2007:

	2008	2007
Return on average assets	(0.23)%	0.43%
Return on average shareholders' equity	(2.87)	5.10
Dividend payout ratio	NA	52.16
Average shareholders' equity to average assets	8.01	8.44

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $122.3 million and $74.9 million during 2008, respectively, providing for net interest income of $47.4 million. During 2007, interest income and interest expense were $145.4 million and $88.6 million, respectively, providing for net interest income of $56.8 million. In comparing 2008 with 2007, interest income decreased 15.9%, interest expense was down 15.5%, and net interest income decreased 16.4%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin.

The net interest margin declined from 2.87% in 2007 to 2.30% in 2008, a decrease of 19.9%. With approximately 60% of our total loans and leases tied to Prime or LIBOR rates, our earning asset yield in 2008 has been substantially impacted by the steep reduction in market interest rates that began late in the third quarter of 2007. Between mid-September 2007 and late April 2008, the Federal Open Market Committee ("FOMC") lowered the targeted federal funds rate by a total of 325 basis points. The resulting similar decline in the Prime and LIBOR rates, combined with an increased level of nonperforming assets, a very competitive loan and deposit environment, and a flat to inverted yield curve over an extended period of time, have significantly negatively impacted our yield on earning assets and level of interest income. Our cost of funds also decreased in 2008 compared to 2007 as we paid lower interest rates on our deposits and borrowings; however, due to a significant portion of our interest-bearing liabilities being comprised of fixed rate certificates of deposit and borrowings, our cost of funds declined at a much slower rate than our earning asset yield, resulting in the compressed net interest margin.

The decision by the FOMC to lower the targeted federal funds rate by 50 basis points in early October 2008 placed additional pressure on our yield on earning assets and level of interest income in light of our Prime-based loans repricing downward. Although the FOMC lowered the targeted federal funds rate by another 50 basis points in late October 2008 and an additional 75 basis points in mid-December 2008, we decided to keep the Mercantile Bank Prime Rate unchanged at 4.50%. Virtually all of our prime-based commercial floating rate loans are tied to the Mercantile Bank Prime Rate. Despite the 100 basis point reduction in the targeted federal funds rate in October 2008, deposit rates remained substantially unchanged. The steady deposit rates, combined with an already very low Prime Rate, placed significant pressure on our net interest income and net interest margin, and we believed it was prudent to not lower the Mercantile Bank Prime Rate in association with the FOMC's 50 basis point reduction in the targeted federal funds rate in late October and the 75 basis point reduction in mid-December of 2008.

Our net interest margin, which equaled 2.15% in the second quarter of 2008, has improved over the last six months of 2008, equaling 2.30% and 2.40% in the third and fourth quarters of 2008, respectively. Our implementation of several loan pricing initiatives, including the decision to not lower the Mercantile Bank Prime Rate in association with the two most recent FOMC rate reductions, stabilized our yield on loans and leases in the latter part of 2008. The stabilization of our earning asset yield, which is most influenced by our yield on loans and leases, combined with a reduction in our cost of funds resulting from maturing fixed rate certificates of deposit and borrowings repricing downward in light of decreased market interest rates, resulted in the improved net interest margin.

During the first six months of 2008, we entered into interest rate swaps to convert the variable rate cash flows on certain of our Prime-based commercial loans to a fixed rate of interest. On October 30, 2008, we terminated all of our interest rate swaps. The termination coincided with our decision to not lower the Mercantile Bank Prime Rate in association with the FOMC's reduction of the targeted federal funds rate by 50 basis points announced on October 29, 2008. During 2008, the net cash flow received from the interest rate swap arrangements contributed $1.0 million to interest income.

Interest income is primarily generated from the loan and lease portfolio, and to a lesser degree, from securities, federal funds sold, and short term investments. Interest income decreased $23.1 million during 2008 from that earned in 2007, totaling $122.3 million in 2008 compared to $145.4 million in the previous year. The decrease is primarily due to the lower interest rate environment and increased level of nonperforming assets during 2008 when compared to 2007, which more than offset the growth in average earning assets year over year. The yield on average earning assets declined from 7.34% in 2007 to 5.94% in 2008.

During 2008, average earning assets increased $79.4 million, from $1,979.6 million in 2007 to $2,059.0 million in 2008. Growth in average total loans and leases, totaling $64.2 million, comprised 80.9% of the increase in average earning assets during 2008. Interest income generated from the loan and lease portfolio decreased $23.7 million in 2008 compared to the level earned in 2007; a decline in loan yield from 7.57% in 2007 to 6.01% in 2008 resulted in a $28.4 million reduction in interest income while growth in the loan and lease portfolio during 2008 resulted in a $4.7 million increase in interest income. The decrease in the loan and lease portfolio yield is primarily due to a lower interest rate environment during 2008 than in 2007 and an increase in nonperforming loans.

Interest income generated from the securities portfolio increased in 2008 compared to the level earned in 2007 as a result of growth in the portfolio and an increased yield. Average securities increased by $12.1 million in 2008, increasing from $205.4 million in 2007 to $217.5 million in 2008. The growth equated to an increase in interest income of $0.7 million. The improved yield, which equaled 5.55% in 2008 compared to 5.48% in 2007, resulted in a $0.1 million increase in interest income. Interest income earned on federal funds sold decreased by $0.2 million due to a decline in the average rate, which more than offset an increase in the average balance.

Interest expense is primarily generated from interest-bearing deposits, and to a lesser degree, from repurchase agreements, FHLB advances, and subordinated debentures. Interest expense decreased $13.7 million during 2008 from that expensed in 2007, totaling $74.9 million in 2008 compared to $88.6 million in the previous year. The decline in interest expense is primarily attributable to a decreased cost of funds, which mainly resulted from maturing fixed rate certificates of deposit and borrowings being renewed or replaced at lower interest rates, reflecting the decreased interest rate environment in 2008. Interest-bearing liabilities averaged $1,856.7 million during 2008, or $87.8 million higher than the average interest-bearing liabilities of $1,768.9 million during 2007. This growth resulted in increased interest expense of $3.7 million. A decline in interest expense of $17.4 million was recorded during 2008 due to a decreased cost of funds primarily attributable to lower average rates paid on fixed rate certificates of deposit and borrowings. The cost of average interest-bearing liabilities decreased from the 5.01% recorded in 2007 to 4.03% in 2008.

Average certificates of deposit declined $53.2 million during 2008, which equated to a decrease in interest expense of $2.7 million. An additional $10.9 million reduction in interest expense resulted from a decrease in the average rate paid as higher-rate certificates of deposit matured and were either renewed or replaced with lower-costing certificates of deposit throughout 2008. A decline in other average interest-bearing deposit accounts, totaling $13.1 million, equated to a decrease in interest expense of $0.4 million, with an additional interest expense reduction of $2.4 million recorded due to a decrease in the average rate paid during 2008.

Average short-term borrowings, primarily comprised of repurchase agreements and federal funds purchased, increased $4.0 million during 2008, resulting in increased interest expense of $0.1 million, while a decrease in the average rate paid during 2008 resulted in a reduction in interest expense of $1.6 million. Average FHLB advances increased $140.0 million, equating to an increase in interest expense of $5.9 million, while a decreased average rate paid on the advances resulted in a $1.5 million reduction in interest expense. Growth in average long-term borrowings, which is comprised of subordinated debentures, structured repurchase agreements, and deferred director and officer compensation programs, equated to an increase in interest expense of $0.7 million during 2008, with a decreased average rate reducing interest expense by $1.0 million.

Provision for Loan and Lease Losses

The provision for loan and lease losses totaled $21.2 million in 2008, compared to the $11.1 million expensed in 2007. The increase primarily reflected a higher volume of nonperforming loans and leases, increased net loan charge-offs, and other downgrades within our commercial loan and lease portfolio, necessitating a higher allowance balance. Nonperforming loans and leases totaled $49.3 million, or 2.66% of total loans and leases, as of December 31, 2008, compared to $29.8 million, or 1.66% of total loans and leases, as of December 31, 2007. Net loan and lease charge-offs during 2008 totaled $19.9 million, or 1.09% of average total loans and leases. Net loan and lease charge-offs during 2007 totaled $6.7 million, or 0.38% of average total loans and leases. Loan and lease growth during 2008 equaled $57.0 million, compared to loan and lease growth of $54.4 million during 2007. The allowance as a percentage of total loans outstanding as of December 31, 2008 was 1.46%, compared to 1.43% at year-end 2007.

Noninterest Income

Noninterest income totaled $7.3 million in 2008, an increase of $1.4 million from the $5.9 million earned in 2007. Service charge income on deposits and repurchase agreements increased $0.4 million during 2008 when compared to 2007, primarily reflecting a decrease in the earnings credit rate and improved collection of overdraft service charges. Earnings from the increased cash surrender value of bank owned life insurance, primarily reflecting additional investments during the year and improved yields, increased $0.5 million in 2008. Residential mortgage banking fees increased $0.2 million in 2008 due to a higher volume of activity. We recorded increases in virtually all other fee income-producing activities in 2008 when compared to 2007 primarily due to increased volumes.

Noninterest Expense

Noninterest expense during 2008 totaled $42.1 million, an increase of $3.7 million over the $38.4 million expensed in 2007. Salary expense and benefit costs decreased $0.4 million in 2008 when compared to 2007. Included in 2007 salary and benefit costs is a one-time $1.2 million expense associated with the retirement package for former Chairman and Chief Executive Officer, Gerald R. Johnson, Jr., in conjunction with Mr. Johnson's retirement effective June 30, 2007. Salary expense and benefit costs increased $0.8 million in 2008 if this one-time expense is excluded from 2007 salary and benefit costs; the resulting increase primarily reflects annual pay increases and the hiring of additional staff related to our expansion into Oakland County in late 2007. Occupancy, furniture and equipment costs increased $0.4 million in 2008. Costs associated with the administration and resolution of problem assets, including legal costs, property tax payments, appraisal fees and write-downs on foreclosed properties, totaled $3.3 million in 2008 compared to $1.1 million in 2007. FDIC deposit insurance assessments totaled $1.9 million in 2008 compared to $0.7 million in 2007. Other non-interest expenses, in aggregate, increased $0.3 million in 2008 when compared to 2007, reflecting additional expenditures required to administer an increased asset base.

Federal Income Tax Expense

During 2008, we recorded a loss before federal income tax of $9.8 million and a federal income tax benefit of $5.0 million, compared to net income before federal income tax of $12.0 million and federal income tax expense of $3.0 million during 2007. Our effective tax rate for 2008 was (49.6%), compared to 25.3% for 2007. The difference in the effective tax rate primarily reflects the significant difference in income before federal income tax expense (benefit), and the relationship of tax-exempt income to income (loss) before federal income tax expense (benefit).

CAPITAL RESOURCES

Shareholders' equity is a noninterest-bearing source of funds that generally provides support for our asset growth. Shareholders' equity declined $34.3 million during 2009. The decrease was primarily due to the net loss attributable to common shares of $52.9 million, of which $23.2 million was related to the creation of a valuation allowance on our net deferred tax asset. Positively impacting shareholders' equity during 2009 was the sale of preferred stock and a warrant to purchase common stock to the United States Treasury Department for $21.0 million under the Capital Purchase Program. Cash dividends on our common stock and preferred stock reduced shareholders' equity by $1.3 million during 2009.

Despite the reduction in shareholders' equity during 2009, our and our bank's regulatory risk-based capital ratios increased, and our bank remains "well capitalized." As of December 31, 2009, our bank's total risk-based capital ratio was 11.1%, compared to 10.8% at December 31, 2008. Our bank's total regulatory capital, consisting of our shareholders' equity plus a portion of the allowance, declined by $34.9 million during 2009, primarily reflecting a net loss of $46.8 million and a reduction of $4.3 million in eligible allowance due to a decline in total risk-weighted assets, which was partially offset by a $19.0 million capital injection from Mercantile Bank Corporation from the proceeds of the preferred stock and warrant sale. Despite the reduction in total regulatory capital, our bank's total risk-based capital ratio increased due to a decline of $367.9 million in total risk-weighted assets, primarily resulting from a reduction in commercial loans. As of December 31, 2009, our bank's total regulatory capital equaled $191.1 million, or $18.6 million in excess of the 10.0% minimum which is among the requirements to be categorized as "well capitalized." Our and our bank's capital ratios as of December 31, 2009 and 2008 are disclosed in Note 18 of the Notes to Consolidated Financial Statements.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations, to prudent and sound banking practices, and to contractual provisions relating to our subordinated debentures and participation in the Capital Purchase Program. During 2009, we paid a cash dividend on our common stock each calendar quarter. However, reflecting our financial results and the poor and weakening economy, we lowered the dollar amount of the cash dividends paid during the year. During the first quarter of 2009, our cash dividend was $0.04 per share, but that was lowered to $0.01 per share for the second, third and fourth quarters. The reduction of the cash dividends during 2009 had a positive impact on our capital ratios. On January 14, 2010, we declared a $0.01 per common share cash dividend that will be paid on March 10, 2010 to shareholders of record on February 10, 2010.

LIQUIDITY

Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to fund loans, meet deposit withdrawals, maintain reserve requirements and operate our company. Liquidity is primarily achieved through the growth of local and out-of-area deposits and liquid assets such as securities available for sale, matured securities and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

Our liquidity strategy is to fund loan growth with deposits, repurchase agreements and FHLB advances, and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity. To assist in providing needed funds, we have regularly obtained monies from wholesale funding sources. Wholesale funds, primarily comprised of certificates of deposit from customers outside of our market areas and advances from the FHLB, totaled $944.9 million, or 54.8% of combined deposits and borrowed funds as of December 31, 2009, compared to $1.41 billion, or 71.5% of combined deposits and borrowed funds as of December 31, 2008.

Although local deposits have historically generally increased as new business, municipal governmental unit and individual deposit relationships are established and as existing customers increase the balances in their accounts, and we witnessed significant local deposit growth in 2009, the relatively high reliance on wholesale funds will likely remain. As part of our interest rate risk management strategy, a majority of our wholesale funds have a fixed rate and mature within one year, reflecting the fact that a majority of our loans and leases have a floating interest rate tied to either the Mercantile Bank Prime Rate or LIBOR rates. While this strategy increases inherent liquidity risk, we believe the increased liquidity risk is sufficiently mitigated by the benefits derived from an interest rate risk management standpoint. In addition, we have developed a comprehensive contingency funding plan which we believe further mitigates the increased liquidity risk.

Wholesale funds are generally a lower all-in cost source of funds when compared to the interest rates that would have to be offered in the local markets to generate a commensurate level of funds. Interest rates paid on new out-of-area deposits and FHLB advances have historically been similar to interest rates paid on new certificates of deposit issued to local customers. In addition, the overhead costs associated with wholesale funds are considerably less than the overhead costs that would be incurred to attract and administer a similar level of local deposits, especially if the estimated costs of a needed expanded branching network were taken into account. We believe the relatively low overhead costs reflecting our limited branch network mitigate our high reliance on wholesale funds and resulting relatively low net interest margin.

As a member of the Federal Home Loan Bank of Indianapolis, our bank has access to the FHLB advance borrowing programs. Advances totaled $205.0 million as of December 31, 2009, compared to $270.0 million outstanding as of December 31, 2008. Based on available collateral as of December 31, 2009, we could borrow an additional $64.0 million. Our bank also has the ability to borrow up to $30.0 million on a daily basis through a correspondent bank using an established unsecured federal funds purchased line of credit. During 2009, our federal funds purchased position averaged only $0.1 million, compared to an average federal funds sold position of $53.8 million and another $6.7 million invested in interest-bearing deposits at correspondent banks. Given the volatile market and stressed economic conditions, we made the decision to operate with a higher than normal balance of federal funds sold and other short-term investments. It is expected that we will maintain the higher balance of liquid funds, likely to average 1.0% to 2.0% of average earning assets, until market conditions return to more normalized levels. As a result, we expect the use of our federal funds purchased line of credit, in at least the near future, will be rare, if at all.

Our bank has a line of credit through the Discount Window of the Federal Reserve Bank of Chicago. Using a substantial majority of our tax-exempt municipal securities as collateral, at year-end 2009 we could have borrowed up to about $53.0 million for terms of 1 to 28 days. We did not utilize this line of credit during 2009, and do not plan to access this line of credit in future periods.

The following table reflects, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date, excluding accrued interest:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	$ 278,110,000	$ 0	$ 0	$ 0	$ 278,110,000
Certificates of deposit	850,801,000	254,345,000	18,371,000	0	1,123,517,000
Short-term borrowings	102,355,000	0	0	0	102,355,000
Federal Home Loan Bank advances	65,000,000	125,000,000	15,000,000	0	205,000,000
Subordinated debentures	0	0	0	32,990,000	32,990,000
Other borrowed money	5,000,000	10,000,000	0	1,890,000	16,890,000

In addition to normal loan funding and deposit flow, we must maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2009, we had a total of $250.7 million in unfunded loan commitments and $36.5 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $243.0 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $7.7 million were for loan commitments scheduled to close and become funded within the next twelve months. The level of commitments to make loans has declined significantly when compared to historical levels, primarily reflecting relatively poor economic conditions. We monitor fluctuations in loan balances and commitment levels, and include such data in our overall liquidity management.

The following table depicts our loan commitments at the end of the past three years:

	12/31/09	12/31/08	12/31/07
Commercial unused lines of credit	$ 205,018,000	$ 323,785,000	$ 377,493,000
Unused lines of credit secured by 1-4 family residential properties	24,916,000	30,658,000	33,083,000
Credit card unused lines of credit	8,565,000	9,413,000	9,035,000
Other consumer unused lines of credit	4,526,000	4,881,000	6,910,000
Commitments to make loans	7,701,000	10,959,000	66,196,000
Standby letters of credit	36,512,000	51,439,000	81,292,000
Total	$ 287,238,000	$ 431,135,000	$ 574,009,000

We monitor our liquidity position and funding strategies on an ongoing basis, but recognize that unexpected events, economic or market conditions, reduction in earnings performance, declining capital levels or situations beyond our control could cause liquidity challenges. While we believe it is unlikely that a funding crisis of any significant degree is likely to materialize, we have developed a comprehensive contingency funding plan that provides a framework for meeting liquidity disruptions.

MARKET RISK ANALYSIS

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and asset quality.

We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

The following table depicts our GAP position as of December 31, 2009:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets:					
Commercial loans (1)	$ 481,173,000	$ 273,551,000	$ 610,522,000	$ 42,715,000	$ 1,407,961,000
Leases	5,000	54,000	996,000	0	1,055,000
Residential real estate loans	48,504,000	14,582,000	48,387,000	13,332,000	124,805,000
Consumer loans	2,583,000	479,000	2,752,000	183,000	5,997,000
Securities (2)	38,657,000	6,214,000	52,786,000	159,727,000	257,384,000
Federal funds sold	1,368,000	0	0	0	1,368,000
Short-term investments	1,471,000	0	0	0	1,471,000
Allowance for loan and lease losses	0	0	0	0	(47,878,000)
Other assets	0	0	0	0	154,045,000
Total assets	573,761,000	294,880,000	715,443,000	215,957,000	$ 1,906,208,000
Liabilities:					
Interest-bearing checking	86,320,000	0	0	0	86,320,000
Savings deposits	38,625,000	0	0	0	38,625,000
Money market accounts	32,008,000	0	0	0	32,008,000
Time deposits under $100,000	70,980,000	65,278,000	31,697,000	0	167,955,000
Time deposits $100,000 & over	314,358,000	400,185,000	241,019,000	0	955,562,000
Short-term borrowings	102,355,000	0	0	0	102,355,000
Federal Home Loan Bank advances	15,000,000	50,000,000	140,000,000	0	205,000,000
Other borrowed money	34,880,000	5,000,000	10,000,000	0	49,880,000
Noninterest-bearing checking	0	0	0	0	121,157,000
Other liabilities	0	0	0	0	7,242,000
Total liabilities	694,526,000	520,463,000	422,716,000	0	1,766,104,000
Shareholders' equity	0	0	0	0	140,104,000
Total liabilities & shareholders' equity	694,526,000	520,463,000	422,716,000	0	$ 1,906,208,000
Net asset (liability) GAP	$ (120,765,000)	$ (225,583,000)	$ 292,727,000	$ 215,957,000	
Cumulative GAP	$ (120,765,000)	$ (346,348,000)	$ (53,621,000)	$ 162,336,000	
Percent of cumulative GAP to total assets	(6.3%)	(18.2%)	(2.8%)	8.5%	

(1) Floating rate loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.
(2) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2009.

The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, it serves as our primary interest rate risk measurement technique. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

We conducted multiple simulations as of December 31, 2009, in which it was assumed that changes in market interest rates occurred ranging from up 300 basis points to down 300 basis points in equal quarterly instalments over the next twelve months. The following table reflects the suggested impact on net interest income over the next twelve months in comparison to estimated net interest income based on our balance sheet structure, including the balances and interest rates associated with our specific loans, securities, deposits and borrowed funds, as of December 31, 2009. The resulting estimates are well within our policy parameters established to manage and monitor interest rate risk.

Interest Rate Scenario	Dollar Change In Net Interest Income	Percent Change In Net Interest Income
Interest rates down 300 basis points	$ 265,000	0.5%
Interest rates down 200 basis points	925,000	1.8
Interest rates down 100 basis points	1,570,000	3.1
No change in interest rates	2,250,000	4.4
Interest rates up 100 basis points	570,000	1.1
Interest rates up 200 basis points	805,000	1.6
Interest rates up 300 basis points	2,610,000	5.1

The resulting estimates have been significantly impacted by the current interest rate and economic environment, as adjustments have been made to critical model inputs with regards to traditional interest rate relationships. This is especially important as it relates to floating rate commercial loans and brokered certificates of deposit, which comprise a substantial portion of our balance sheet. As of December 31, 2009, the Mercantile Bank Prime Rate is 4.50% as compared to the Wall Street Journal Prime Rate of 3.25%. Historically, the two indices have been equal; however, we elected not to reduce the Mercantile Bank Prime Rate in late October and mid-December of 2008 when the Wall Street Journal Prime Rate declined by 50 and 75 basis points, respectively. In conducting our simulations at year-end 2009, we have made the assumption that the Mercantile Bank Prime Rate will remain unchanged until the Wall Street Journal Prime Rate exceeds the Mercantile Bank Prime Rate, at which time the two indices will remain equal in the increasing interest rate scenarios. Also, brokered certificate of deposit rates have substantially decreased since December of 2008, with part of the decline attributable to a significant imbalance whereby the supply of available funds far outweighs the demand from banks looking to raise funds. As a result, we have substantially limited further reductions in brokered certificate of deposit rates in the declining interest rate scenarios.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; level of nonperforming assets; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bank Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercantile Bank Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

We have audited Mercantile Bank Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Mercantile Bank Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Mercantile Bank Corporation's Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mercantile Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
March 15, 2010

March 15, 2010

REPORT BY MERCANTILE BANK CORPORATION'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting presented in conformity with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting that is designed to produce reliable financial statements in conformity with generally accepted accounting principles as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, Mercantile Bank Corporation maintained effective control over financial reporting presented in conformity with generally accepted accounting principles based on those criteria.

The Company's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting.

Mercantile Bank Corporation

/s/ Michael H. Price
Michael H. Price
Chairman of the Board, President and Chief Executive Officer

/s/ Charles E. Christmas
Charles E. Christmas
Senior Vice President – Chief Financial Officer and Treasurer

MERCANTILE BANK CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from banks	$ 18,896,000	$ 16,754,000
Short-term investments	1,471,000	100,000
Federal funds sold	1,368,000	8,950,000
Total cash and cash equivalents	21,735,000	25,804,000
Securities available for sale	182,492,000	162,669,000
Securities held to maturity (fair value of $60,271,000 at December 31, 2009 and $65,381,000 at December 31, 2008)	59,211,000	64,437,000
Federal Home Loan Bank stock	15,681,000	15,681,000
Loans and leases	1,539,818,000	1,856,915,000
Allowance for loan and lease losses	(47,878,000)	(27,108,000)
Loans and leases, net	1,491,940,000	1,829,807,000
Premises and equipment, net	29,684,000	32,334,000
Bank owned life insurance	45,024,000	42,462,000
Accrued interest receivable	7,088,000	8,513,000
Other real estate owned and repossessed assets	26,608,000	8,118,000
Other assets	26,745,000	18,185,000
Total assets	$1,906,208,000	$2,208,010,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 121,157,000	$ 110,712,000
Interest-bearing	1,280,470,000	1,488,863,000
Total	1,401,627,000	1,599,575,000
Securities sold under agreements to repurchase	99,755,000	94,413,000
Federal funds purchased	2,600,000	0
Federal Home Loan Bank advances	205,000,000	270,000,000
Subordinated debentures	32,990,000	32,990,000
Other borrowed money	16,890,000	19,528,000
Accrued interest and other liabilities	7,242,000	17,132,000
Total liabilities	1,766,104,000	2,033,638,000
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized; 21,000 shares outstanding at December 31, 2009	19,839,000	0
Common stock, no par value; 20,000,000 shares authorized; 8,592,514 shares outstanding at December 31, 2009 and 8,593,304 shares outstanding at December 31, 2008	172,438,000	172,353,000
Common stock warrant	1,138,000	0
Retained earnings (deficit)	(54,170,000)	(1,281,000)
Accumulated other comprehensive income	859,000	3,300,000
Total shareholders' equity	140,104,000	174,372,000
Total liabilities and shareholders' equity	$1,906,208,000	$2,208,010,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income			
Loans and leases, including fees	$ 93,903,000	$ 110,013,000	$ 133,685,000
Securities, taxable	7,498,000	7,888,000	7,243,000
Securities, tax-exempt	3,351,000	2,960,000	2,813,000
Federal funds sold	136,000	204,000	420,000
Short-term investments	21,000	7,000	20,000
Total interest income	104,909,000	121,072,000	144,181,000
Interest expense			
Deposits	41,269,000	59,812,000	76,221,000
Short-term borrowings	1,845,000	2,021,000	3,493,000
Federal Home Loan Bank advances	8,808,000	10,554,000	6,100,000
Other borrowings	1,654,000	2,476,000	2,810,000
Total interest expense	53,576,000	74,863,000	88,624,000
Net interest income	51,333,000	46,209,000	55,557,000
Provision for loan and lease losses	59,000,000	21,200,000	11,070,000
Net interest income (deficiency) after provision for loan and lease losses	(7,667,000)	25,009,000	44,487,000
Noninterest income			
Service charges on accounts	2,023,000	1,994,000	1,610,000
Earnings on bank owned life insurance	1,444,000	1,727,000	1,252,000
Mortgage banking activities	1,202,000	662,000	464,000
Credit and debit card fees	670,000	745,000	668,000
Letter of credit fees	541,000	687,000	613,000
Rental income from other real estate owned	438,000	27,000	0
Other income	1,240,000	1,440,000	1,263,000
Total noninterest income	7,558,000	7,282,000	5,870,000
Noninterest expense			
Salaries and benefits	20,331,000	22,493,000	22,876,000
Occupancy	3,377,000	3,826,000	3,300,000
Furniture and equipment rent, depreciation and maintenance	1,871,000	1,980,000	2,063,000
Nonperforming asset costs	7,294,000	3,266,000	1,099,000
FDIC insurance	4,852,000	1,890,000	654,000
Data processing	2,526,000	2,394,000	2,017,000
Branch consolidation costs	1,308,000	0	0
Advertising	650,000	559,000	585,000
Other expense	4,279,000	5,718,000	5,762,000
Total noninterest expenses	46,488,000	42,126,000	38,356,000
Income (loss) before federal income tax expense (benefit)	(46,597,000)	(9,835,000)	12,001,000
Federal income tax expense (benefit)	5,490,000	(4,876,000)	3,035,000
Net income (loss)	(52,087,000)	(4,959,000)	8,966,000
Preferred stock dividends and accretion	802,000	0	0
Net income (loss) attributable to common shares	$ (52,889,000)	$ (4,959,000)	$ 8,966,000
Earnings (loss) per share:			
Basic	$ (6.23)	$ (0.59)	$ 1.06
Diluted	$ (6.23)	$ (0.59)	$ 1.06

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2009, 2008 and 2007

($ in thousands)	Preferred Stock	Common Stock	Common Stock Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, January 1, 2007	$ 0	$ 161,223	$ 0	$ 11,794	$ (1,102)	$ 171,915
Payment of 5% stock dividend		11,131		(11,135)		(4)
Employee stock purchase plan (3,966 shares)		91				91
Dividend reinvestment plan (3,137 shares)		76				76
Stock option exercises (52,117 shares)		643				643
Stock tendered for stock option exercises (18,291 shares)		(587)				(587)
Stock-based compensation expense		361				361
Cash dividends ($0.55 per common share)				(4,677)		(4,677)
Comprehensive income:						
Net income				8,966		8,966
Change in net unrealized gain (loss) on securities available for sale, net of reclassifications and tax effect					1,371	1,371
Total comprehensive income						10,337
Balances, December 31, 2007	$ 0	$ 172,938	$ 0	$ 4,948	$ 269	$ 178,155

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

Years ended December 31, 2009, 2008 and 2007

($ in thousands)	Preferred Stock	Common Stock	Common Stock Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, January 1, 2008	$ 0	$ 172,938	$ 0	$ 4,948	$ 269	$ 178,155
Employee stock purchase plan (10,904 shares)		76				76
Dividend reinvestment plan (4,340 shares)		40				40
Stock option exercises (2,000 shares)		16				16
Stock tendered for stock option exercises (1,123 shares)		(16)				(16)
Stock-based compensation expense		654				654
Cash dividends ($0.31 per common share)		(1,355)		(1,270)		(2,625)
Comprehensive income (loss):						
Net loss				(4,959)		(4,959)
Change in net unrealized gain (loss) on securities available for sale, net of reclassifications and tax effect					1,795	1,795
Change in net fair value of interest rate swaps, net of reclassifications and tax effect					1,236	1,236
Total comprehensive loss						(1,928)
Balances, December 31, 2008	$ 0	$ 172,353	$ 0	$ (1,281)	$ 3,300	$ 174,372

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

Years ended December 31, 2009, 2008 and 2007

($ in thousands)	Preferred Stock	Common Stock	Common Stock Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, January 1, 2009	$ 0	$ 172,353	$ 0	$ (1,281)	$ 3,300	$ 174,372
Preferred stock issued, net	19,696					19,696
Accretion of preferred stock	143			(143)		0
Common stock warrant issued			1,138			1,138
Employee stock purchase plan (14,694 shares)		57				57
Dividend reinvestment plan (2,875 shares)		11				11
Stock-based compensation expense		611				611
Cash dividends ($0.07 per common share)		(594)				(594)
Preferred stock dividends				(659)		(659)
Comprehensive loss:						
Net loss				(52,087)		(52,087)
Change in net unrealized gain (loss) on securities available for sale, net of reclassifications					(1,269)	(1,269)
Reclassification of unrealized gain on interest rate swaps					(1,172)	(1,172)
Total comprehensive loss						(54,528)
Balances, December 31, 2009	$ 19,839	$ 172,438	$ 1,138	$(54,170)	$ 859	$ 140,104

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities			
Net income (loss)	$ (52,087,000)	$ (4,959,000)	$ 8,966,000
Adjustments to reconcile net income (loss) to net cash from (for) operating activities:			
Depreciation and amortization	2,577,000	2,773,000	3,067,000
Provision for loan and lease losses	59,000,000	21,200,000	11,070,000
Deferred income tax expense (benefit)	9,973,000	(1,558,000)	(2,103,000)
Stock-based compensation expense	611,000	654,000	361,000
Proceeds from sales of mortgage loans held for sale	80,782,000	44,095,000	32,911,000
Origination of mortgage loans held for sale	(82,251,000)	(42,810,000)	(33,408,000)
Net gain on sales of mortgage loans held for sale	(905,000)	(506,000)	(432,000)
Net (gain) loss on sale and write-down of premises and equipment	227,000	(11,000)	13,000
Net loss on sale and valuation write-downs of foreclosed assets	3,551,000	1,768,000	157,000
Recognition of unrealized gain on interest rate swaps	(1,803,000)	(974,000)	0
Earnings on bank owned life insurance	(1,444,000)	(1,727,000)	(1,252,000)
Net change in:			
Accrued interest receivable	1,425,000	1,444,000	330,000
Other assets	(18,407,000)	913,000	(2,243,000)
Accrued interest and other liabilities	(10,024,000)	(6,667,000)	1,927,000
Net cash from (for) operating activities	(8,775,000)	13,635,000	19,364,000
Cash flows from investing activities			
Purchases of:			
Securities available for sale	(73,059,000)	(96,292,000)	(15,406,000)
Securities held to maturity	(1,025,000)	(978,000)	(4,658,000)
Federal Home Loan Bank stock	0	(5,948,000)	(2,224,000)
Proceeds from:			
Maturities, calls and repayments of securities available for sale	52,343,000	73,571,000	11,969,000
Maturities, calls and repayments of securities held to maturity	6,270,000	1,840,000	3,221,000
Loan and lease originations and payments, net	240,291,000	(86,489,000)	(66,681,000)
Proceeds from sales of commercial loans	11,633,000	0	0
Purchases of premises and equipment, net	(44,000)	(673,000)	(3,513,000)
Proceeds from sales of foreclosed assets	7,276,000	4,777,000	1,476,000
Purchases of bank owned life insurance	(1,118,000)	(1,617,000)	(7,008,000)
Net cash from (for) investing activities	242,567,000	(111,809,000)	(82,824,000)
Cash flows from financing activities			
Net increase (decrease) in time deposits	(240,269,000)	42,774,000	(50,972,000)
Net increase (decrease) in all other deposits	42,321,000	(34,380,000)	(4,750,000)
Net increase (decrease) in securities sold under agreements to repurchase	5,342,000	(3,052,000)	11,993,000
Net increase (decrease) in federal funds purchased	2,600,000	(13,800,000)	4,000,000
Proceeds from Federal Home Loan Bank advances	5,000,000	266,500,000	175,000,000
Maturities of Federal Home Loan Bank advances	(70,000,000)	(176,500,000)	(90,000,000)
Increase in structured repurchase agreements	0	15,000,000	0
Increase (decrease) in other borrowed money	(2,638,000)	515,000	697,000
Cash paid in lieu of fractional shares on stock dividend	0	0	(4,000)
Proceeds from issuance of preferred stock and common stock warrant, net	20,834,000	0	0
Employee stock purchase plan	57,000	76,000	91,000
Dividend reinvestment plan	11,000	40,000	76,000
Stock option exercises, net	0	0	56,000
Payment of cash dividends on preferred stock	(525,000)	0	0
Payment of cash dividends to common shareholders	(594,000)	(2,625,000)	(4,677,000)
Net cash from (for) financing activities	(237,861,000)	94,548,000	41,510,000

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Net change in cash and cash equivalents	(4,069,000)	(3,626,000)	(21,950,000)
Cash and cash equivalents at beginning of period	25,804,000	29,430,000	51,380,000
Cash and cash equivalents at end of period	$ 21,735,000	$ 25,804,000	$ 29,430,000
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 62,663,000	$ 80,748,000	$ 87,707,000
Federal income taxes	0	0	5,730,000
Noncash financing and investing activities:			
Transfers from loans and leases to foreclosed assets	29,317,000	9,062,000	6,898,000
Preferred stock cash dividend accrued	134,000	0	0

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation ("Mercantile") and its subsidiary, Mercantile Bank of Michigan ("Bank"), and of Mercantile Bank Mortgage Company, LLC ("Mortgage Company"), Mercantile Bank Real Estate Co., L.L.C. ("Mercantile Real Estate") and Mercantile Insurance Center, Inc. ("Mercantile Insurance"), subsidiaries of our Bank, after elimination of significant intercompany transactions and accounts.

We formed a business trust, Mercantile Bank Capital Trust I ("our trust"), in 2004 to issue trust preferred securities. We issued subordinated debentures to our trust in return for the proceeds raised from the issuance of the trust preferred securities. In accordance with accounting guidelines, our trust is not consolidated, but instead we report the subordinated debentures issued to the trust as a liability.

Nature of Operations: Mercantile was incorporated on July 15, 1997 to establish and own the Bank based in Grand Rapids, Michigan. The Bank is a community-based financial institution. The Bank began operations on December 15, 1997. The Bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial loans, commercial leases, residential mortgage loans, and instalment loans. Substantially all loans and leases are secured by specific items of collateral including business assets, real estate or consumer assets. Commercial loans and leases are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by commercial or residential real estate. The Bank's loan accounts are primarily with customers located in the Grand Rapids, Holland and Lansing areas. The Bank's retail deposits are also from customers located within those areas. As an alternative source of funds, the Bank has also issued certificates to depositors outside of the Bank's primary market areas. Substantially all revenues are derived from banking products and services and investment securities.

Mercantile Bank Mortgage Company was formed during 2000. A subsidiary of the Bank, Mercantile Bank Mortgage Company was established to increase the profitability and efficiency of the mortgage loan operations. Mercantile Bank Mortgage Company initiated business on October 24, 2000 via the Bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans. On the same date, the Bank also transferred its residential mortgage origination function to Mercantile Bank Mortgage Company. On January 1, 2004, Mercantile Bank Mortgage Company was reorganized as the Mortgage Company, a limited liability company, which is 99% owned by the Bank and 1% owned by Mercantile Insurance. Mortgage loans originated and held by the Mortgage Company are serviced by the Bank pursuant to a servicing agreement.

Mercantile Insurance was formed during 2002 through the acquisition of an existing shelf insurance agency. Insurance products are offered through an Agency and Institutions Agreement among Mercantile Insurance, the Bank and Hub International. The insurance products are marketed through a central facility operated by the Michigan Bankers Insurance Association, members of which include the insurance subsidiaries of various Michigan-based financial institutions and Hub International. Mercantile Insurance receives commissions based upon written premiums produced under the Agency and Institutions Agreement.

Mercantile Real Estate was organized on July 21, 2003, principally to develop, construct, and own a facility in downtown Grand Rapids that serves as our Bank's main office and Mercantile's headquarters. This facility was placed into service during the second quarter of 2005.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan and lease losses and the fair values of financial instruments are particularly subject to change.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments (including securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Debt securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold prior to maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax (as applicable). Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premiums and accretion of discounts. Premiums and discounts on securities are amortized or accreted on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their amortized cost that are other than temporary are reflected in earnings or other comprehensive income, as appropriate. For those debt securities whose fair value is less than their amortized cost basis, we consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition.

Loans and Leases: Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan and lease losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Net unamortized deferred loan fees amounted to $0.5 million and $0.8 million at December 31, 2009 and 2008, respectively.

Interest income on commercial loans and leases and mortgage loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than when they are 120 days past due. Past due status is based on the contractual terms of the loan or lease. In all cases, loans and leases are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not received for loans and leases placed on nonaccrual is reversed against interest income. Interest received on such loans and leases is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans and leases are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Such loans are sold service released. The balance of loans held for sale equaled $2.5 million and $1.1 million as of December 31, 2009 and 2008, respectively. Mortgage banking activities include fees on direct brokered mortgage loans and the net gain on sale of mortgage loans originated for sale.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled Debt Restructurings: A loan or lease is accounted for as a troubled debt restructuring if we, for economic or legal reasons related to the borrower's financial condition, grant a significant concession to the borrower that we would not otherwise consider. A troubled debt restructuring may involve the receipt of assets from the debtor in partial or full satisfaction of the loan or lease, or a modification of terms such as a reduction of the stated interest rate or balance of the loan or lease, a reduction of accrued interest, an extension of the maturity date at a stated interest rate lower than the current market rate for a new loan with similar risk, or some combination of these concessions. Troubled debt restructurings generally remain categorized as nonperforming loans and leases until a six-month payment history has been maintained.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses. Loan and lease losses are charged against the allowance when management believes the uncollectability of a loan or lease balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan and lease loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans and leases, but the entire allowance is available for any loan or lease that, in management's judgment, should be charged-off.

A loan or lease is considered impaired when, based on current information and events, it is probable we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan or lease and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans and leases and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. We do not separately identify individual residential and consumer loans for impairment disclosures.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the corporation and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. Our transfers of financial assets are limited to commercial loan participations sold, which were insignificant for 2009, 2008 and 2007, and the sale of residential mortgage loans in the secondary market, the extent of which is disclosed in the Consolidated Statements of Cash Flows.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived Assets: Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at the lower of carrying value or fair value.

Foreclosed Assets: Assets acquired through or in lieu of foreclosure are initially recorded at the estimated fair value net of estimated selling costs when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through noninterest expense, as are collection and operating costs after acquisition.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Financial Instruments and Loan Commitments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value.

Stock-Based Compensation: Compensation cost for equity-based awards is measured on the grant date based on the fair value of the award at that date, and is recognized over the requisite service period, net of estimated forfeitures. Fair value of stock option awards is estimated using a closed option valuation (Black-Scholes) model. Fair value of restricted stock awards is based upon the quoted market price of the common stock on the date of grant.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable, the change in deferred income tax assets and liabilities, and any adjustments related to unrecognized tax benefits. Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates applicable to future years. A valuation allowance, if needed, reduces deferred income tax assets to the amount expected to be realized. A full valuation allowance was established at December 31, 2009 against the net deferred income tax asset as described in Note 8.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans and our common stock warrants, and are determined using the treasury stock method. Our unvested stock awards, which contain non-forfeitable rights to dividends whether paid or unpaid, are considered participating securities and therefore are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested stock awards are excluded from the calculations of both basic and diluted earnings per share.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Dividend: Earnings per share are restated for all stock dividends, including the 5% stock dividend paid on May 4, 2007. The fair value of shares issued in stock dividends is transferred from retained earnings to common stock to the extent of available retained earnings.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. For 2009 and 2008, other comprehensive income (loss) also includes the change in fair value of interest rate swaps, and the reclassification of unrealized gain on the interest rate swaps, as discussed in more detail in Note 13.

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. During 2008, our derivatives consisted of interest rate swap agreements, which were used as part of our asset liability management to help manage interest rate risk. We do not use derivatives for trading purposes.

Changes in the fair value of derivatives that are designated as a hedge of the variability of cash flows to be received on the hedged asset or liability and are effective are reported in other comprehensive income. They are later reclassified into earnings in the same periods during which the hedged transaction affects earnings and are included in the line item in which the hedged cash flows are recorded. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as noninterest income or expense.

If designated as a hedge, we formally document the relationship between derivatives as hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions. This documentation includes linking cash flow hedges to specific assets on the balance sheet. If designated as a hedge, we also formally assess, both at the inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. Ineffective hedge gains and losses are recognized immediately in current earnings as noninterest income or expense. We discontinue hedge accounting when we determine the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivatives as a hedge is no longer appropriate or intended.

Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. We do not believe there are any such matters that would have a material effect on the financial statements.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Operating Segment: While we monitor the revenue streams of the various products and services offered, the Company manages its business on the basis of one operating segment, banking.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-01, *Topic 105 – Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (formerly Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162).* ASU No. 2009-01 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"). All guidance contained in the Codification carries an equal level of authority. The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all of the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual reporting periods ending after September 15, 2009. We made the appropriate changes to U.S. GAAP references in our financial statements.

In December 2007, the FASB issued a new standard now codified in Accounting Standards Codification ("ASC") 805, *Business Combinations* (formerly Statement No. 141(R), *Business Combinations)*, to further enhance the accounting and financial reporting related to business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the adoption of this standard will depend upon the extent and magnitude of acquisitions after December 31, 2008. The adoption of this standard has had no impact on our results of operations or financial position.

In September 2006, the FASB issued a new standard now codified in ASC 820, *Fair Value Measurements and Disclosures* (formerly Statement No. 157, *Fair Value Measurements)*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The standard does not require any new fair value measurements and was originally effective beginning January 1, 2008, but was subsequently deferred until January 1, 2009 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. We applied the fair value measurement and disclosure provisions of the new standard to nonfinancial assets and nonfinancial liabilities effective January 1, 2009. The application of the new standard was not material to our results of operations or financial position, although it did result in additional disclosures included in Note 15 relating to nonfinancial assets.

In March 2008, the FASB issued a new standard now codified in ASC 815, *Derivatives and Hedging* (formerly Statement No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133)*. This standard expands disclosure requirements regarding an entity's derivative instruments and hedging activities. Expanded qualitative disclosures that are required under this standard include: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under ASC 815; and (3) how derivative instruments and related hedged items affect an entity's financial statements. This standard was adopted January 1, 2009 and did not have an effect on our disclosures as we have had no derivative instruments outstanding during the current year.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In early April 2009, the FASB issued the following additional guidance now codified in the ASC's listed below (formerly listed as the FSPs below), that is intended to provide additional guidance and require additional disclosures relating to fair value measurements and other-than-temporary impairment ("OTTI") on an interim and/or annual basis:

- FSP No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, codified in ASC 820, *Fair Value Measurements and Disclosures*. This guidance provides additional direction for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. Our adoption of this new standard during the quarter ended June 30, 2009 had no impact on our results of operations or financial position, although additional disclosures were required.

- FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*, codified in ASC 320, *Investments – Debt and Equity Securities*. This guidance, which applies to debt securities, is intended to provide greater clarity to investors about the credit and noncredit components of an OTTI event and to more effectively communicate when an OTTI event has occurred. It defines the credit component of an OTTI charge as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. When an entity does not intend to sell the security and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an OTTI charge in earnings and the remaining portion in other comprehensive income. In addition, it requires additional disclosures about investment securities on an interim basis. Our adoption of this guidance during the quarter ended June 30, 2009 had no impact on our results of operations or financial position, although additional disclosures were required.

- FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, codified in ASC 825, *Financial Instruments*. This guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual reporting periods. It also requires disclosure of the method(s) and significant assumptions used to estimate the fair value of financial instruments and changes in method(s) and significant assumptions, if any, during the period. Our adoption of this guidance during the quarter ended June 30, 2009 had no impact on our results of operations or financial position, although additional disclosures were required.

In June 2008, the FASB issued new guidance now codified in ASC 260, *Earnings Per Share* (formerly FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities)*. This guidance provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are required to be included in the computation of earnings per share pursuant to the two-class method described in ASC 260. The two-class method of computing earnings per share includes an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared, whether paid or unpaid, and participation rights in undistributed earnings. All prior period earnings per share data presented is required to be adjusted retrospectively to conform with the provisions of this new guidance. Adoption of this guidance had no material impact.

In May 2009, the FASB issued a new standard now codified in ASC 855, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. It is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on our results of operations or financial position.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2009, the FASB issued ASU 2009-16, *Accounting for Transfers of Financial Assets* (formerly Statement No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140*). This standard amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets. This standard also expands the disclosure requirements for such transactions. It is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. We are currently evaluating the impact of this standard on our financial statements.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities (i.e., on a gross basis), including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. We are currently evaluating the impact of this standard on our financial statements.

NOTE 2 – SECURITIES

The amortized cost, fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2009				
U.S. Government agency debt obligations	$ 96,438,000	$ 490,000	$ (1,384,000)	$ 95,544,000
Mortgage-backed securities	62,171,000	2,811,000	0	64,982,000
Michigan Strategic Fund bonds	20,550,000	0	0	20,550,000
Mutual funds	1,425,000	0	(9,000)	1,416,000
	$ 180,584,000	$ 3,301,000	$ (1,393,000)	$ 182,492,000
2008				
U.S. Government agency debt obligations	$ 61,511,000	$ 1,264,000	$ (393,000)	$ 62,382,000
Mortgage-backed securities	74,702,000	2,324,000	0	77,026,000
Michigan Strategic Fund bonds	22,105,000	0	0	22,105,000
Mutual fund	1,175,000	0	(19,000)	1,156,000
	$ 159,493,000	$ 3,588,000	$ (412,000)	$ 162,669,000

(Continued)

NOTE 2 – SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2009				
Municipal general obligation bonds	$ 49,892,000	$ 1,000,000	$ (111,000)	$ 50,781,000
Municipal revenue bonds	9,319,000	190,000	(19,000)	9,490,000
	$ 59,211,000	$ 1,190,000	$ (130,000)	$ 60,271,000
2008				
Municipal general obligation bonds	$ 54,066,000	$ 1,034,000	$ (342,000)	$ 54,758,000
Municipal revenue bonds	10,371,000	274,000	(22,000)	10,623,000
	$ 64,437,000	$ 1,308,000	$ (364,000)	$ 65,381,000

Securities with unrealized losses at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2009						
U.S. Government agency debt obligations	$50,190,000	$(1,322,000)	$ 7,927,000	$ (62,000)	$58,117,000	$(1,384,000)
Mortgage-backed securities	0	0	0	0	0	0
Michigan Strategic Fund bonds	0	0	0	0	0	0
Mutual funds	0	0	1,211,000	(9,000)	1,211,000	(9,000)
Municipal general obligation bonds	738,000	(5,000)	8,638,000	(106,000)	9,376,000	(111,000)
Municipal revenue bonds	228,000	(12,000)	1,073,000	(7,000)	1,301,000	(19,000)
	$51,156,000	$(1,339,000)	$ 18,849,000	$ (184,000)	$ 70,005,000	$(1,523,000)
2008						
U.S. Government agency debt obligations	$20,588,000	$ (387,000)	$ 1,994,000	$ (6,000)	$22,582,000	$ (393,000)
Mortgage-backed securities	0	0	0	0	0	0
Michigan Strategic Fund bonds	0	0	0	0	0	0
Mutual fund	0	0	1,156,000	(19,000)	1,156,000	(19,000)
Municipal general obligation bonds	3,547,000	(76,000)	10,580,000	(266,000)	14,127,000	(342,000)
Municipal revenue bonds	307,000	(1,000)	1,066,000	(21,000)	1,373,000	(22,000)
	$24,442,000	$ (464,000)	$14,796,000	$ (312,000)	$ 39,238,000	$ (776,000)

(Continued)

NOTE 2 – SECURITIES (Continued)

We evaluate securities for other-than-temporary impairment at least on a quarterly basis. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition.

There were five U.S. Government agency debt obligations, 29 municipal general obligation bonds, four municipal revenue bonds, and one mutual fund in a continuous loss position for 12 months or more at December 31, 2009. At December 31, 2009, 78 debt securities and a mutual fund with a combined fair value totaling $70.0 million have unrealized losses with aggregate depreciation of $1.5 million, or 0.6% from the amortized cost basis of total securities. At December 31, 2009, 275 debt securities with a fair value totaling $136.0 million have unrealized gains with aggregate appreciation of $4.5 million, or 1.9% from the amortized cost basis of total securities. After we considered whether the securities were issued by the federal government or its agencies and whether downgrades by bond rating agencies had occurred, we determined that unrealized losses were due to changing interest rate environments. As we do not intend to sell the securities, we believe it is more likely than not that we will not be required to sell the securities before recovery and we do expect to recover the entire amortized cost of the securities, no declines are deemed to be other-than-temporary.

The amortized cost and fair values of debt securities at year-end 2009, by contractual maturity, are shown below. The contractual maturity is utilized below for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

The maturities of securities and their weighted average yields at December 31, 2009 are also shown in the following table. The yields for municipal securities are shown at their tax equivalent yield.

	Held-to-Maturity			Available-for-Sale		
	Weighted Average Yield	Carrying Amount	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Due in one year or less	7.32%	$ 4,156,000	$ 4,232,000	4.76%	$ 2,998,000	$ 3,068,000
Due from one to five years	6.31	8,016,000	8,377,000	4.96	2,983,000	3,292,000
Due from five to ten years	6.39	13,526,000	13,850,000	4.52	13,985,000	13,962,000
Due after ten years	6.35	33,513,000	33,812,000	5.00	76,472,000	75,222,000
Mortgage-backed securities	NA	0	0	5.15	62,171,000	64,982,000
Michigan Strategic Fund bonds	NA	0	0	3.06	20,550,000	20,550,000
Mutual funds	NA	0	0	3.06	1,425,000	1,416,000
	6.42%	$ 59,211,000	$ 60,271,000	4.78%	$180,584,000	$182,492,000

During 2009, 2008 and 2007, there were no securities sold.

(Continued)

NOTE 2 – SECURITIES (Continued)

At year-end 2009 and 2008, the amortized cost of securities issued by the State of Michigan and all its political subdivisions totaled $59.2 million and $64.4 million, with an estimated fair value of $60.3 million and $65.4 million, respectively. Total securities of any other specific issuer, other than the U.S. Government and its agencies, did not exceed 10% of shareholders' equity.

The carrying value of U.S. Government agency debt obligations and mortgage-backed securities that are pledged to secure repurchase agreements, other deposits, and letters of credit issued on behalf of our customers was $158.1 million and $124.2 million at December 31, 2009 and 2008, respectively. In addition, substantially all of our municipal bonds have been pledged to the Discount Window of the Federal Reserve Bank of Chicago. Investments in Federal Home Loan Bank stock are restricted and may only be resold, or redeemed by, the issuer.

NOTE 3 – LOANS AND LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

Year-end loans and leases are as follows:

	December 31, 2009 Balance	%	December 31, 2008 Balance	%	Percent Increase (Decrease)
Real Estate:					
Construction and land development	$ 176,078,000	11.4%	$ 263,392,000	14.1%	(33.1)%
Secured by 1 – 4 family properties	124,805,000	8.1	140,776,000	7.6	(11.3)
Secured by multi-family properties	47,679,000	3.1	47,365,000	2.6	0.6
Secured by nonresidential properties	814,058,000	52.9	881,350,000	47.5	(7.6)
Commercial	370,146,000	24.0	516,201,000	27.8	(28.3)
Leases	1,055,000	0.1	1,985,000	0.1	(46.9)
Consumer	5,997,000	0.4	5,846,000	0.3	2.6
	$1,539,818,000	100.0%	$1,856,915,000	100.0%	(17.1)%

Activity in the allowance for loan and lease losses is as follows:

	2009	2008	2007
Beginning balance	$ 27,108,000	$ 25,814,000	$ 21,411,000
Provision for loan and lease losses	59,000,000	21,200,000	11,070,000
Charge-offs	(39,621,000)	(20,594,000)	(7,274,000)
Recoveries	1,391,000	688,000	607,000
Ending balance	$ 47,878,000	$ 27,108,000	$ 25,814,000

NOTE 3 – LOANS AND LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Impaired loans and leases were as follows:

	2009	2008
Year-end loans with no allocated allowance for loan and lease losses	$ 25,500,000	$ 22,557,000
Year-end loans with allocated allowance for loan and lease losses	39,855,000	22,222,000
	$ 65,355,000	$ 44,779,000
Amount of the allowance for loan and lease losses allocated	$ 9,832,000	$ 3,980,000

Impaired loans and leases for which no allocation of the allowance for loan and leases losses has been made generally reflect situations whereby the loans and leases have been charged-down to estimated collateral value. The Bank recognized no interest income on impaired loans during 2009, 2008 or 2007. Average impaired loans were $65.0 million, $35.9 million and $14.0 million during 2009, 2008 and 2007, respectively. Lost interest income on nonaccrual loans totaled $2.1 million in both 2009 and 2008, and $0.9 million in 2007. Nonperforming loans include both smaller balance homogenous loans that are collectively evaluated for impairment and the above individually classified impaired loans.

Nonperforming loans and leases were as follows:

	2009	2008
Loans and leases past due 90 days or more still accruing interest	$ 243,000	$ 1,358,000
Nonaccrual loans and leases	81,818,000	47,945,000
Troubled debt restructurings	2,989,000	0
	$ 85,050,000	$ 49,303,000

Concentrations within the loan portfolio were as follows at year-end:

	2009		2008	
	Balance	Percentage of Loan Portfolio	Balance	Percentage of Loan Portfolio
Commercial real estate loans to lessors of non-residential buildings	$ 467,017,000	30.3%	$ 489,580,000	26.4%

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2009	2008
Land and improvements	$ 8,531,000	$ 8,538,000
Buildings and leasehold improvements	24,515,000	24,888,000
Furniture and equipment	12,532,000	12,484,000
	45,578,000	45,910,000
Less: accumulated depreciation	15,894,000	13,576,000
	$ 29,684,000	$ 32,334,000

Depreciation expense totaled $2.5 million in 2009 and $2.7 million in both 2008 and 2007.

NOTE 5 – DEPOSITS

Deposits at year-end are summarized as follows:

	December 31, 2009		December 31, 2008		Percent Increase
	Balance	%	Balance	%	(Decrease)
Noninterest-bearing demand	$ 121,157,000	8.6%	$ 110,712,000	6.9%	9.4%
Interest-bearing checking	86,320,000	6.2	50,248,000	3.1	71.8
Money market	32,008,000	2.3	24,886,000	1.6	28.6
Savings	38,625,000	2.8	49,943,000	3.1	(22.7)
Time, under $100,000	105,195,000	7.5	49,991,000	3.1	110.4
Time, $100,000 and over	293,455,000	20.9	184,573,000	11.6	59.0
	676,760,000	48.3	470,353,000	29.4	43.9
Out-of-area time, under $100,000	62,760,000	4.5	128,948,000	8.1	(51.3)
Out-of-area time, $100,000 and over	662,107,000	47.2	1,000,274,000	62.5	(33.8)
	724,867,000	51.7	1,129,222,000	70.6	(35.8)
	$1,401,627,000	100.0%	$1,599,575,000	100.0%	(12.4)%

Out-of-area certificates of deposit consist of certificates obtained from depositors outside of the primary market areas. As of December 31, 2009, out-of-area certificates of deposit totaling $702.0 million were obtained through deposit brokers, with the remaining $22.9 million obtained directly from the depositors.

(Continued)

NOTE 5 – DEPOSITS (Continued)

The following table depicts the maturity distribution for certificates of deposit at year-end:

	2009	2008
In one year or less	$ 850,801,000	$1,179,405,000
In one to two years	186,135,000	140,299,000
In two to three years	68,210,000	27,116,000
In three to four years	11,565,000	10,232,000
In four to five years	6,806,000	6,734,000
	$1,123,517,000	$1,363,786,000

The following table depicts the maturity distribution for certificates of deposit with balances of $100,000 or more at year-end:

	2009	2008
Up to three months	$ 314,358,000	$ 377,341,000
Three months to six months	164,870,000	281,568,000
Six months to twelve months	235,315,000	378,899,000
Over twelve months	241,019,000	147,039,000
	$ 955,562,000	$1,184,847,000

NOTE 6 – SHORT-TERM BORROWINGS

Information regarding securities sold under agreements to repurchase at year-end is summarized below:

	2009	2008
Outstanding balance at year-end	$ 99,755,000	$ 94,413,000
Weighted average interest rate at year-end	1.41%	1.96%
Average daily balance during the year	98,409,000	93,149,000
Weighted average interest rate during the year	1.87%	2.04%
Maximum month-end balance during the year	111,692,000	105,986,000

Securities sold under agreements to repurchase ("repurchase agreements") generally have original maturities of less than one year. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the repurchase agreements are recorded as assets of our Bank, and are held in safekeeping by a correspondent bank. Repurchase agreements are offered principally to certain large deposit customers. Repurchase agreements were secured by securities with a fair value of $125.7 million and $106.5 million at year-end 2009 and 2008, respectively.

(Continued)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Our outstanding balances at December 31, 2009 totaled $205.0 million and mature at varying dates from January 2010 through January 2014, with fixed rates of interest from 2.95% to 4.18% and averaging 3.50%. At December 31, 2008, outstanding balances totaled $270.0 million with maturities ranging from January 2009 through December 2013 and fixed rates of interest from 2.95% to 5.30% and averaging 3.79%.

Each advance is payable at its maturity date, and is subject to a prepayment fee if paid prior to the maturity date. The advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our Bank, under a blanket lien arrangement. Our borrowing line of credit as of December 31, 2009 totaled $277.8 million.

Maturities over the next five years are:

2010	$ 65,000,000
2011	85,000,000
2012	40,000,000
2013	10,000,000
2014	5,000,000

NOTE 8 - FEDERAL INCOME TAXES

Mercantile recorded no current or deferred benefit for income taxes as a result of recording the valuation allowance in the amount of net deferred tax assets. The consolidated income tax expense (benefit) is as follows:

	2009	2008	2007
Current expense (benefit)	$ (4,483,000)	$ (3,318,000)	$ 5,138,000
Deferred benefit	(13,276,000)	(1,558,000)	(2,103,000)
Deferred expense - establishment of valuation allowance	23,249,000	0	0
Tax expense (benefit)	$ 5,490,000	$ (4,876,000)	$ 3,035,000

A reconciliation of the differences between the federal income tax expense (benefit) recorded and the amount computed by applying the federal statutory rate to income before income taxes is as follows:

	2009	2008	2007
Tax at statutory rates	$ (16,309,000)	$ (3,442,000)	$ 4,200,000
Increase (decrease) from			
Tax-exempt interest	(866,000)	(818,000)	(794,000)
Bank owned life insurance	(505,000)	(605,000)	(438,000)
Establishment of valuation allowance	23,249,000	0	0
Other	(79,000)	(11,000)	67,000
Tax expense (benefit)	$ 5,490,000	$ (4,876,000)	$ 3,035,000

(Continued)

NOTE 8 - FEDERAL INCOME TAXES (Continued)

Significant components of deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred income tax assets		
Allowance for loan and lease losses	$ 16,757,000	$ 9,488,000
Deferred loan fees	160,000	263,000
Deferred compensation	661,000	1,584,000
Nonaccrual loan interest income	480,000	440,000
Fair value write-downs on foreclosed properties	1,436,000	303,000
Net operating loss carryforward	4,941,000	0
Tax credit carryforwards	668,000	0
Other	726,000	727,000
	25,829,000	12,805,000
Deferred income tax liabilities		
Depreciation	770,000	907,000
Unrealized gain on securities	648,000	1,112,000
Interest rate swaps	33,000	666,000
Other	634,000	674,000
	2,085,000	3,359,000
Net deferred tax asset before valuation allowance	23,744,000	9,446,000
Valuation allowance	(23,744,000)	0
Total net deferred tax asset	$ 0	$ 9,446,000

At December 31, 2009, we had carryfowards of the following tax attributes: gross federal net operating loss of $14.1 million that expires in 2029; general business tax credits of $0.3 million that expire in the years 2027 through 2029; and $0.3 million of federal alternative minimum tax credits with an indefinite life.

Accounting guidance requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors which may impact future operating results. Significant weight is given to evidence that can be objectively verified. Despite improvements achieved throughout 2009 in key areas such as an expanded net interest margin, increased risk-based regulatory capital levels, a continued shift to local funding sources and reduced controllable overhead costs, the increased loan and lease loss provision expense and problem asset administration costs have been sizable. These continuing recent losses resulting from the distressed operating environment have significantly restricted our ability to rely on projections of future taxable income to support the recovery of our deferred tax assets. Consequently, we determined it necessary to establish a valuation allowance against our entire net deferred tax asset as of December 31, 2009. We will continue to monitor our deferred tax assets quarterly for changes affecting their realizability.

We had no recognized tax benefits at any time during 2009 or 2008 and do not anticipate any significant increase in unrecognized tax benefits during 2010. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals existed at any time during 2009 or 2008. We file U.S. federal income tax returns which are subject to examination for all years after 2005.

NOTE 9 – STOCK-BASED COMPENSATION

Stock-based compensation plans are used to provide directors and employees with an increased incentive to contribute to the long-term performance and growth of Mercantile, to align the interests of directors and employees with the interests of Mercantile's shareholders through the opportunity for increased stock ownership and to attract and retain directors and employees. From 1997 through 2005, stock option grants were provided to directors and certain employees through several stock option plans, including the 1997 Employee Stock Option Plan, 2000 Employee Stock Option Plan, 2004 Employee Stock Option Plan and Independent Director Stock Option Plan. During 2006, 2007 and 2008, stock option and restricted stock grants were provided to certain employees through the Stock Incentive Plan of 2006. No stock option or restricted stock grants were made during 2009.

Under our 1997 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2004 Employee Stock Option Plan, stock options granted to employees were granted at the market price on the date of grant, generally fully vest after one year and expire ten years from the date of grant. Stock options granted to non-executive officers during 2005 vested about three weeks after being granted. Under our Independent Director Stock Option Plan, stock options granted to non-employee directors are at 125% of the market price on the date of grant, fully vest after five years and expire ten years from the date of grant. The Stock Incentive Plan of 2006 replaced all of our outstanding stock option plans for stock options not previously granted. Under the Stock Incentive Plan of 2006, incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards. Incentive awards that are stock options or stock appreciation rights are granted with an exercise price not less than the closing price of Mercantile stock on the date of grant, or for stock options granted in 2006 or 2007, the day before the date of grant, if the closing price was higher on the day before the date of grant. Price, vesting and expiration date parameters are determined by Mercantile's Compensation Committee on a grant-by-grant basis. Generally, the stock options granted to employees during 2006, 2007 and 2008 fully vest after two years and expire after seven years. The restricted stock awards granted to certain employees during 2006, 2007 and 2008 fully vest after four years. No payments were required from employees for the restricted stock awards. At year-end 2009, there were approximately 410,000 shares authorized for future incentive awards.

As of December 31, 2009, there was $0.1 million of total unrecognized compensation cost related to unvested stock options granted under our various stock-based compensation plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.0 year. As of December 31, 2009, there was $0.7 million of total unrecognized compensation cost related to unvested restricted stock granted under our Stock Incentive Plan of 2006. The compensation cost is expected to be recognized over a weighted-average period of 2.0 years.

A summary of restricted stock activity is as follows:

	2009		2008		2007	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested at beginning of year	113,010	$ 14.85	63,024	$ 23.69	21,159	$ 37.94
Granted	0	NA	56,710	6.21	44,450	17.74
Vested	(3,290)	20.39	(128)	30.37	0	NA
Forfeited	(18,487)	13.20	(6,596)	24.72	(2,585)	37.94
Nonvested at end of year	91,233	$ 14.98	113,010	$ 14.85	63,024	$ 23.69

(Continued)

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

A summary of stock option activity is as follows:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	325,434	$ 20.49	271,755	$ 24.34	288,962	$ 24.07
Granted	0	NA	67,460	6.21	54,099	17.74
Exercised	0	NA	(2,000)	8.22	(52,117)	12.33
Forfeited or expired	(29,219)	22.05	(11,781)	29.48	(19,189)	34.38
Outstanding at end of year	296,215	$ 20.34	325,434	$ 20.49	271,755	$ 24.34
Options exercisable at year-end	230,895	$ 24.04	198,694	$ 25.23	181,544	$ 23.68

The fair value of each stock option award is estimated on the date of grant using a closed option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities on our common stock. Historical data is used to estimate stock option expense and post-vesting termination behavior. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding, which takes into account that the stock options are not transferable. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of the stock option grant.

The fair value of stock options granted was determined using the following weighted-average assumptions as of grant date:

	2009	2008	2007
Risk-free interest rate	NA	2.00%	3.40%
Expected option life	NA	5 Years	5 Years
Expected stock price volatility	NA	44%	26%
Dividend yield	NA	1%	1%

(Continued)

NOTE 9 – STOCK-BASED COMPENSATION (Continued)

Options outstanding at year-end 2009 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 4.00 - $ 8.00	59,360	5.9 Years	$ 6.21	0	$ NA
$ 8.01 - $12.00	21,157	0.7 Years	8.44	21,157	8.44
$12.01 - $16.00	27,736	1.8 Years	12.89	27,736	12.89
$16.01 - $20.00	69,513	4.1 Years	17.16	63,553	17.10
$20.01 - $24.00	6,996	2.8 Years	20.18	6,996	20.18
$24.01 - $28.00	22,211	3.8 Years	26.61	22,211	26.61
$32.01 - $36.00	64,995	5.3 Years	34.75	64,995	34.75
$36.01 - $40.00	17,311	3.9 Years	37.94	17,311	37.94
$40.01 - $44.00	6,936	4.8 Years	40.28	6,936	40.28
Outstanding at year end	296,215	4.2 Years	$ 20.34	230,895	$ 24.04

The weighted-average remaining contractual life of the 230,895 stock options exercisable as of December 31, 2009 was 3.8 years.

Information related to options outstanding at year-end 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Minimum exercise price	$ 6.21	$ 6.21	$ 8.22
Maximum exercise price	40.28	40.28	40.28
Average remaining option term	4.2 Years	5.3 Years	5.9 Years

Information related to stock option grants and exercises during 2009, 2008 and 2007 follows:

	2009	2008	2007
Aggregate intrinsic value of stock options exercised	NA	$ 13,000	$1,019,000
Cash received from stock option exercises	NA	0	56,000
Tax benefit realized from stock option exercises	NA	0	0
Weighted average per share fair value of stock options granted	NA	2.32	4.60

The closing price of our stock on December 31, 2009 was below the exercise price of all of our stock option grants. Therefore, the aggregate intrinsic value of all stock options outstanding and exercisable at December 31, 2009 was $0.

Shares issued as a result of the exercise of stock option grants have been authorized and unissued shares.

NOTE 10 – RELATED PARTIES

Certain directors and executive officers of the Bank, including their immediate families and companies in which they are principal owners, were loan customers of the Bank. At year-end 2009 and 2008, the Bank had $13.4 million and $17.7 million in loan commitments to directors and executive officers, of which $12.2 million and $14.1 million were outstanding at year-end 2009 and 2008, respectively, as reflected in the following table:

	2009	2008
Beginning balance	$ 14,090,000	$ 14,719,000
New loans	519,000	1,777,000
Repayments	(2,435,000)	(2,406,000)
Ending balance	$ 12,174,000	$ 14,090,000

Related party deposits and repurchase agreements totaled $10.5 million and $12.7 million at year-end 2009 and 2008, respectively.

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK

Our Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by our Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Our maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, and property and equipment, is generally obtained based on management's credit assessment of the borrower. If required, estimated loss exposure resulting from these instruments is expensed and recorded as a liability. The balance of the liability account related to loan commitments was $0.0 million and $0.5 million at year-end 2009 and 2008, respectively.

At year-end 2009 and 2008, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

(Continued)

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK (Continued)

Our maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at year-end was as follows:

	2009	2008
Commercial unused lines of credit	$ 205,018,000	$ 323,785,000
Unused lines of credit secured by 1 – 4 family residential properties	24,916,000	30,658,000
Credit card unused lines of credit	8,565,000	9,413,000
Other consumer unused lines of credit	4,526,000	4,881,000
Commitments to make loans	7,701,000	10,959,000
Standby letters of credit	36,512,000	51,439,000
	$ 287,238,000	$ 431,135,000

Commitments to make loans generally reflect our binding obligations to existing and prospective customers to extend credit, including line of credit facilities secured by accounts receivable and inventory, and term debt secured by either real estate or equipment. In most instances, line of credit facilities are for a one year term and are at a floating rate tied to the Mercantile Bank Prime Rate. For term debt secured by real estate, customers are generally offered a floating rate tied to the Mercantile Bank Prime Rate and a fixed rate currently ranging from 5.00% to 7.00%. These credit facilities generally balloon within five years, with payments based on amortizations ranging from 10 to 25 years. For term debt secured by non-real estate collateral, customers are generally offered a floating rate tied to the Mercantile Bank Prime Rate and a fixed rate currently ranging from 5.00% to 7.50%. These credit facilities generally mature and fully amortize within five years.

Certain of our commercial loan customers have entered into interest rate swap agreements directly with our correspondent banks. To assist our commercial loan customers in these transactions, and to encourage our correspondent banks to enter into the interest rate swap transactions with minimal credit underwriting analyses on their part, we have entered into risk participation agreements with the correspondent banks whereby we agree to make payments to the correspondent banks owed by our commercial loan customers under the interest rate swap agreement in the event that our commercial loan customers do not make the payments. We are not a party to the interest rate swap agreements under these arrangements. As of December 31, 2009, the total notional amount of the underlying interest rate swap agreements was $57.8 million, with a net fair value from our commercial loan customers' perspective of negative $3.7 million. Payments made during 2008 and 2009 in regards to the risk participation agreements totaled $311,000; however, we believe the affected customer will reimburse us for such payments and therefore we have accrued no valuation allowance for our receivable from this customer and have accrued no liability for potential future payments. These risk participation agreements are considered financial guarantees in accordance with applicable accounting guidance and are therefore recorded as liabilities at fair value, generally equal to the fees collected at the time of their execution. These liabilities are accreted into income during the term of the interest rate swap agreements, generally ranging from four to fifteen years. This liability totaled $0.2 million and $0.3 million at December 31, 2009 and 2008, respectively.

(Continued)

NOTE 11 – COMMITMENTS AND OFF-BALANCE-SHEET RISK (Continued)

The following instruments are considered financial guarantees under current accounting guidance. These instruments are carried at fair value.

	2009		2008	
	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby letters of credit	$ 36,512,000	$ 220,000	$ 51,439,000	$ 282,000

We were required to have $0.6 million and $0.3 million of cash on hand or on deposit with the Federal Reserve Bank of Chicago to meet regulatory reserve and clearing requirements at year-end 2009 and 2008, respectively.

NOTE 12 – BENEFIT PLANS

We have a 401(k) benefit plan that covers substantially all of our employees. Our 2009, 2008 and 2007 matching 401(k) contributions charged to expense were $206,000, $781,000 and $747,000, respectively. The percent of our matching contributions to the 401(k) is determined annually by the Board of Directors. Effective April 1, 2009, we suspended matching contributions to the 401(k) benefit plan. The 401(k) benefit plan allows employee contributions up to 15% of their compensation, which can be matched at 100% of the first 5% of the compensation contributed up to a maximum matching contribution for the 2009 plan year of $12,250. Matching contributions are immediately vested.

We have a deferred compensation plan in which all persons serving on the Board of Directors may defer all or portions of their annual retainer and meeting fees, with distributions to be paid upon termination of service as a director or specific dates selected by the director. The deferred amounts are categorized on our financial statements as other borrowed money. The deferred balances are paid interest at a rate equal to the Wall Street Journal Prime Rate, adjusted at the beginning of each calendar quarter. Interest expense for the plan during 2009, 2008 and 2007 was $24,000, $89,000 and $109,000, respectively.

We have a non-qualified deferred compensation program in which selected officers may defer all or portions of salary and bonus payments. The deferred amounts are categorized on our financial statements as other borrowed money. The deferred balances are paid interest at a rate equal to the Wall Street Journal Prime Rate, adjusted at the beginning of each calendar quarter. Interest expense for the plan during 2009, 2008 and 2007 was $51,000, $140,000 and $190,000, respectively.

The Mercantile Bank Corporation Employee Stock Purchase Plan of 2002 ("Stock Purchase Plan") is a non-compensatory plan intended to encourage full- and part-time employees of Mercantile and its subsidiaries to promote our best interests and to align employees' interests with the interests of our shareholders by permitting employees to purchase shares of our common stock through regular payroll deductions. Shares are purchased on the last business day of each calendar quarter at a price equal to the consolidated closing bid price of our common stock reported on The Nasdaq Stock Market. A total of 55,000 shares of common stock may be issued under the Stock Purchase Plan; however, the number of shares has been adjusted, and may continue to be adjusted in the future, to reflect stock dividends and other changes in our capitalization. The number of shares issued under the Stock Purchase Plan totaled 14,694 and 10,904 in 2009 and 2008, respectively. As of December 31, 2009, there were 21,295 shares available under the Stock Purchase Plan.

(Continued)

NOTE 13 – HEDGING ACTIVITIES

Our interest rate risk policy includes guidelines for measuring and monitoring interest rate risk. Within these guidelines, parameters have been established for maximum fluctuations in net interest income. Possible fluctuations are measured and monitored using net interest income simulation. Our policy provides for the use of certain derivative instruments and hedging activities to aid in managing interest rate risk to within policy parameters.

A majority of our assets are comprised of commercial loans on which the interest rates are variable, while a majority of our liabilities are comprised of fixed rate certificates of deposit and FHLB advances. Due to this repricing mismatch, we may periodically enter into derivative financial instruments to mitigate the exposure in cash flows resulting from changes in interest rates.

During 2008, we entered into several interest rate swaps with an aggregate notional amount of $275.0 million. The interest rate swaps qualified as cash flow hedges that converted the variable rate cash inflows on certain of our prime-based commercial loans to a fixed rate of interest. The interest rate swaps paid interest to us at stated fixed rates and required that we make interest payments based on the average of the Wall Street Journal Prime Rate.

On October 30, 2008, we terminated all of our interest rate swaps. The termination coincided with our decision to not lower our prime rate in association with the Federal Open Market Committee's reduction of the targeted federal funds rate by 50 basis points announced on October 29, 2008. Virtually all of our prime-based commercial floating rate loans are tied to the Mercantile Bank Prime Rate, while our interest rate swaps utilized the Wall Street Journal Prime Rate. The resulting difference negatively impacted the effectiveness of our interest rate swaps, so we believed it was prudent to terminate them. The aggregate fair value of the interest rate swaps on October 30, 2008 was $2.4 million, which is being accreted into interest income on loans and leases based on the original term of the interest rate swaps. As of December 31, 2009, the remaining amount to be accreted was $100,000, which will be fully accreted during the first quarter of 2010. During 2009, $1.8 million was accreted into interest income on loans and leases.

NOTE 14 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 21,735,000	$ 21,735,000	$ 25,804,000	$ 25,804,000
Securities available for sale	182,492,000	182,492,000	162,669,000	162,669,000
Securities held to maturity	59,211,000	60,271,000	64,437,000	65,381,000
Federal Home Loan Bank stock	15,681,000	15,681,000	15,681,000	15,681,000
Loans, net	1,491,940,000	1,501,860,000	1,829,807,000	1,872,141,000
Bank owned life insurance	45,024,000	45,024,000	42,462,000	42,462,000
Accrued interest receivable	7,088,000	7,088,000	8,513,000	8,513,000
Financial liabilities				
Deposits	1,401,627,000	1,407,310,000	1,599,575,000	1,610,953,000
Securities sold under agreements to repurchase	99,755,000	99,755,000	94,413,000	94,413,000
Federal funds purchased	2,600,000	2,600,000	0	0
Federal Home Loan Bank advances	205,000,000	208,435,000	270,000,000	274,847,000
Subordinated debentures	32,990,000	32,971,000	32,990,000	31,100,000
Accrued interest payable	6,158,000	6,158,000	15,245,000	15,245,000

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, bank owned life insurance, demand deposits, securities sold under agreements to repurchase, and variable rate loans and deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and deposits and for variable rate loans and deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of subordinated debentures and Federal Home Loan Bank advances is based on current rates for similar financing. Fair value of off-balance sheet items is estimated to be nominal.

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments as disclosed in Note 15. Given the current market conditions, a portion of our loan portfolio is not readily marketable and market prices do not exist. We have not attempted to market our loans to potential buyers, if any exist, to determine the fair value of those instruments. Since negotiated prices in illiquid markets depend upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Accordingly, the fair value measurements for loans included in the table above are unlikely to represent the instruments' liquidation values.

(Continued)

NOTE 15 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market for the asset or liability. The price of the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

We are required to use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. In that regard, we utilize a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that we have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3: Significant unobservable inputs that reflect our own estimates about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of our valuation methodologies used to measure and disclose the fair values of our financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale. Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 2 securities include U.S. Government agency bonds and mortgage-backed securities issued or guaranteed by U.S. Government agencies. We have no Level 1 or 3 securities available for sale.

Securities held to maturity. Securities held to maturity are carried at amortized cost when we have the positive intent and ability to hold them to maturity. We do not intend to sell our debt securities before recovery of their cost basis, and we believe it is more likely than not that we will not have to sell our debt securities before recovery of their cost basis. The fair value of held to maturity securities, as disclosed in the accompanying consolidated financial statements, is based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models.

(Continued)

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

Mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of cost or fair value and are measured on a nonrecurring basis. Fair value is based on independent quoted market prices, where applicable, or the prices for other mortgage whole loans with similar characteristics. As of December 31, 2009 and 2008, we determined that the fair value of our mortgage loans held for sale was similar to the cost; therefore, we carried the $2.5 million and $1.1 million, respectively, of such loans at cost so they are not included in the nonrecurring table below.

Loans and leases. We do not record loans and leases at fair value on a recurring basis. However, from time to time, we record nonrecurring fair value adjustments to collateral dependent loans and leases to reflect partial write-downs or specific reserves that are based on the observable market price or current estimated value of the collateral. These loans and leases are reported in the nonrecurring table below at initial recognition of impairment and on an ongoing basis until recovery or charge-off.

Foreclosed assets. At time of foreclosure or repossession, foreclosed and repossessed assets are adjusted to fair value less costs to sell upon transfer of the loans and leases to foreclosed and repossessed assets, establishing a new cost basis. We subsequently adjust estimated fair value on foreclosed assets on a nonrecurring basis to reflect write-downs based on revised fair value estimates.

Derivatives. For interest rate swaps, we measure fair value utilizing models that use primarily market observable inputs, such as yield curves and option volatilities, and accordingly, are classified as Level 2. We had no interest rate swap contracts outstanding at year-end 2009 and 2008.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale	$ 182,492,000	$ 0	$ 182,492,000	$ 0
Total	$ 182,492,000	$ 0	$ 182,492,000	$ 0

(Continued)

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale	$ 162,669,000	$ 0	$ 162,669,000	$ 0
Total	$ 162,669,000	$ 0	$ 162,669,000	$ 0

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2009 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans [1]	$ 41,456,000	$ 0	$ 0	$ 41,456,000
Foreclosed assets [1]	26,608,000	0	0	26,608,000
Total	$ 68,064,000	$ 0	$ 0	$ 68,064,000

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2008 are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans [1]	$ 33,410,000	$ 0	$ 33,410,000	$ 0
Total	$ 33,410,000	$ 0	$ 33,410,000	$ 0

[1] Represents carrying value and related write-downs for which adjustments are based on the estimated value of the property or other assets. The disclosure relating to foreclosed assets was first required in 2009.

NOTE 15 - FAIR VALUE MEASUREMENTS (Continued)

Fair value estimates of collateral on impaired loans, as well as on foreclosed assets, are reviewed periodically. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside appraisals and internal evaluations based on identifiable trends within our markets, such as sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address current distressed market conditions. We have historically reported our impaired loans and foreclosed assets under Level 2; however, in reviewing our current processes, we now believe that Level 3 categorization is appropriate.

NOTE 16 – EARNINGS (LOSS) PER SHARE

The factors used in the earnings (loss) per share computation follow:

	2009	2008	2007
Basic			
Net income (loss) attributable to common shares	$(52,889,000)	$(4,959,000)	$ 8,966,000
Weighted average common shares outstanding	8,489,679	8,470,721	8,476,075
Basic earnings (loss) per common share	$ (6.23)	$ (0.59)	$ 1.06
Diluted			
Net income (loss) attributable to common shares	$(52,889,000)	$(4,959,000)	$ 8,966,000
Weighted average common shares outstanding for basic earnings (loss) per common share	8,489,679	8,470,721	8,476,075
Add: Dilutive effects of share-based awards	0	0	44,765
Average shares and dilutive potential common shares	8,489,679	8,470,721	8,520,840
Diluted earnings (loss) per common share	$ (6.23)	$ (0.59)	$ 1.05

Due to our net loss in 2009, approximately 91,000 unvested restricted shares were not included in determining both basic and diluted earnings per share. In addition, stock options and stock warrants for approximately 296,000 and 616,000 shares of common stock, respectively, were antidilutive and were not included in determining diluted earnings per share. Due to our net loss in 2008, approximately 113,000 unvested restricted shares were not included in determining both basic and diluted earnings per share. In addition, stock options for approximately 325,000 shares of common stock were antidilutive and were not included in determining diluted earnings per share. Weighted average diluted common shares outstanding equals the weighted average basic common shares outstanding during 2009 and 2008 due to the net losses recorded during those periods.

Our weighted average common shares outstanding during 2007 include approximately 23,000 unvested restricted shares outstanding that were included in determining both basic and diluted earnings per share. In addition, stock options for approximately 45,000 shares of common stock were included in determining diluted earnings per share. Stock options for approximately 133,000 shares of common stock were antidilutive and were not included in determining diluted earnings per share.

(Continued)

NOTE 17 – SUBORDINATED DEBENTURES

Our trust, a business trust formed by Mercantile, was organized in 2004 for the purpose of issuing Series A and Series B Preferred Securities. On September 16, 2004, our trust sold the Series A Preferred Securities in a private sale for $16.0 million, and also sold $495,000 of Series A Common Securities to Mercantile. The proceeds of the Series A Preferred Securities and the Series A Common Securities were used by the trust to purchase $16,495,000 of Series A Floating Rate Notes that were issued by Mercantile on September 16, 2004. Mercantile used the proceeds of the Series A Floating Rate Notes to finance the redemption on September 17, 2004 of the $16.0 million of 9.60% Cumulative Preferred Securities issued in 1999 by MBWM Capital Trust I. On December 10, 2004, our trust sold the Series B Preferred Securities in a private sale for $16.0 million, and also sold $495,000 of Series B Common Securities to Mercantile. The proceeds of the Series B Preferred Securities and the Series B Common Securities were used by our trust to purchase $16,495,000 of Series B Floating Rate Notes that were issued by Mercantile on December 10, 2004. Substantially all of the net proceeds of the Series B Floating Rate Notes were contributed to our Bank as capital to provide support for asset growth, fund investments in loans and securities and for general corporate purposes.

The only significant assets of our trust are the Series A and Series B Floating Rate Notes, and the only significant liabilities of our trust are the Series A and Series B Preferred Securities. The Series A and Series B Floating Rate Notes are categorized on our consolidated balance sheets as subordinated debentures and the interest expense is recorded on our consolidated statements of income under interest expense on long-term borrowings.

NOTE 18 - REGULATORY MATTERS

We are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, no institution may make a capital distribution if, after making the distribution, it would be undercapitalized. If an institution is undercapitalized, it is subject to close monitoring by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the institution at the discretion of the federal regulator. At year-end 2009 and 2008, our Bank was in the well capitalized category under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2009 that we believe has changed our Bank's categorization.

(Continued)

NOTE 18 - REGULATORY MATTERS (Continued)

Our actual capital levels (dollars in thousands) and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009						
Total capital (to risk weighted assets)						
Consolidated	$ 193,157	11.2%	$ 138,169	8.0%	$ NA	NA
Bank	191,146	11.1	138,051	8.0	172,563	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	171,244	9.9	69,085	4.0	NA	NA
Bank	169,251	9.8	69,026	4.0	103,538	6.0
Tier 1 capital (to average assets)						
Consolidated	171,244	8.6	79,325	4.0	NA	NA
Bank	169,251	8.6	79,119	4.0	98,899	5.0
2008						
Total capital (to risk weighted assets)						
Consolidated	$ 229,307	10.9%	$ 167,836	8.0%	$ NA	NA
Bank	226,034	10.8	167,480	8.0	209,350	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	203,072	9.7	83,918	4.0	NA	NA
Bank	199,853	9.6	83,740	4.0	125,610	6.0
Tier 1 capital (to average assets)						
Consolidated	203,072	9.2	88,577	4.0	NA	NA
Bank	199,853	9.0	88,413	4.0	110,516	5.0

Federal and state banking laws and regulations place certain restrictions on the amount of dividends our Bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2009, under the most restrictive of these regulations (to remain well capitalized), our Bank could distribute approximately $24.8 million to Mercantile as dividends without prior regulatory approval.

Our consolidated capital levels as of December 31, 2009 and December 31, 2008 include $32.0 million of trust preferred securities issued by the trust in September 2004 and December 2004 subject to certain limitations. Under applicable Federal Reserve guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core elements that may be included in Tier 1 capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. At December 31, 2009 and December 31, 2008, all $32.0 million of the trust preferred securities were included as Tier 1 capital of Mercantile.

(Continued)

NOTE 19 – U.S. TREASURY CAPITAL PURCHASE PROGRAM PARTICIPATION

On May 15, 2009, we completed the sale of preferred stock and a warrant for common stock to the United States Treasury Department ("Treasury") for $21.0 million under the Treasury's Capital Purchase Program. The program is designed to attract broad participation by healthy banking institutions to help stabilize the financial system and increase lending for the benefit of the U.S. economy. Under the terms of the sale, the Treasury received 21,000 shares of fixed rate cumulative perpetual preferred stock with a liquidation value of $1,000 per share and a warrant to purchase 616,438 shares of our common stock, no par value, in exchange for $21.0 million. The preferred stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5.00% for the first five years, and 9.00% thereafter. Subject to regulatory approval, we are generally permitted to redeem the preferred shares at par plus unpaid dividends. The common stock warrant has a 10-year term and was immediately exercisable upon its issuance, with an exercise price equal to $5.11 per share. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant, while it holds the shares.

We allocated the $21.0 million in proceeds to the preferred stock and the common stock warrant based on their relative fair values. To determine the fair value of the preferred stock, we used a discounted cash flow model that assumed redemption of the preferred stock at the end of year 5. The discount rate utilized was 12.00% and the estimated fair value was determined to be $15.5 million. The fair value of the common stock warrant was estimated to be $0.9 million using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 1.00%; risk-free interest rate of 1.99%; expected life of five years; expected volatility of 53.00%; and a weighted average fair value of $3.92.

The aggregate fair value for both the preferred stock and the common stock warrant was determined to be $16.4 million, with 94.6% of this aggregate attributable to the preferred stock and 5.4% attributable to the common stock warrants. Therefore, the $21.0 million issuance was allocated with $19.9 million being assigned to the preferred stock and $1.1 million being assigned to the common stock warrant.

The sum of the $1.1 million difference between the $21.0 million face value of the preferred stock and the $19.9 million allocated to it upon issuance and $0.2 million of direct costs associated with the transaction, or $1.3 million, was recorded as a discount on the preferred stock. The $1.3 million discount is being accreted, using the effective interest method, as a reduction in net income available to common shareholders over the next five years at approximately $0.2 million to $0.3 million per year.

(Continued)

NOTE 20 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components, other than net income (loss), and related taxes were as follows:

	2009	2008	2007
Unrealized holding gains (losses) on available-for-sale securities	$ (1,269,000)	$ 2,761,000	$ 2,110,000
Change in net fair value of interest rate swaps	0	2,876,000	0
Reclassification adjustments for gains later recognized in income	(1,803,000)	(974,000)	0
	(3,072,000)	4,663,000	2,110,000
Tax effect of unrealized holding gains on available-for-sale securities and unrealized gain on interest rate swaps	0	(1,973,000)	(739,000)
Tax effect of reclassification adjustments for gains later recognized in income	631,000	341,000	0
Other comprehensive income	$ (2,441,000)	$ 3,031,000	$ 1,371,000

Accumulated other comprehensive income, net of tax effects (as applicable), consists of a net unrealized gain on available-for-sale securities of $795,000 and the remaining unrealized gain on interest rate swaps of $64,000 at December 31, 2009. At December 31, 2008, accumulated other comprehensive income, net of tax effects, consists of a net unrealized gain on available-for-sale securities totaling $2,064,000 and a fair value of interest rate swaps of $1,236,000.

NOTE 21 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income (Loss) Attributable to Common Shares	Earnings (Loss) per Share Basic	Earnings (Loss) per Share Diluted
2009					
First quarter	$ 28,021,000	$11,805,000	$ (4,489,000)	$ (0.53)	$ (0.53)
Second quarter	26,866,000	12,450,000	(6,388,000)	(0.75)	(0.75)
Third quarter	25,893,000	13,567,000	(5,606,000)	(0.66)	(0.66)
Fourth quarter	24,129,000	13,511,000	(36,406,000)	(4.28)	(4.28)
2008					
First quarter	$ 31,955,000	$11,383,000	$ (3,738,000)	$ (0.44)	$ (0.44)
Second quarter	29,139,000	10,592,000	(2,612,000)	(0.31)	(0.31)
Third quarter	29,843,000	11,728,000	1,079,000	0.13	0.13
Fourth quarter	30,134,000	12,505,000	313,000	0.04	0.04
2007					
First quarter	$ 36,025,000	$14,484,000	$ 4,283,000	$ 0.51	$ 0.51
Second quarter	36,084,000	13,948,000	2,221,000	0.26	0.26
Third quarter	36,779,000	14,051,000	2,367,000	0.28	0.27
Fourth quarter	35,293,000	13,074,000	95,000	0.01	0.01

(Continued)

NOTE 21 - QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

During the fourth quarter of 2009, we recorded a charge of $23.2 million to federal income tax expense to establish a valuation allowance against our net deferred tax asset.

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

	2009	2008
ASSETS		
Cash and cash equivalents	$ 1,928,000	$ 407,000
Investment in bank subsidiary	170,111,000	203,153,000
Other assets	1,455,000	4,396,000
Total assets	$ 173,494,000	$ 207,956,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	$ 400,000	$ 594,000
Subordinated debentures	32,990,000	32,990,000
Shareholders' equity	140,104,000	174,372,000
Total liabilities and shareholders' equity	$ 173,494,000	$ 207,956,000

(Continued)

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME

	2009	2008	2007
Income			
Dividends from subsidiaries	$ 2,852,000	$ 4,739,000	$ 7,291,000
Other	0	0	19,000
Total income	2,852,000	4,739,000	7,310,000
Expenses			
Interest expense	1,048,000	1,914,000	2,512,000
Other operating expenses	2,514,000	2,431,000	2,835,000
Total expenses	3,562,000	4,345,000	5,347,000
Income (loss) before income tax benefit and equity in undistributed net income (loss) of subsidiary	(710,000)	394,000	1,963,000
Federal income tax expense (benefit)	1,767,000	(1,417,000)	(1,783,000)
Equity in undistributed net income (loss) of subsidiary	(49,610,000)	(6,770,000)	5,220,000
Net income (loss)	(52,087,000)	(4,959,000)	8,966,000
Preferred stock dividends and accretion	802,000	0	0
Net income (loss) attributable to common shares	$ (52,889,000)	$ (4,959,000)	$ 8,966,000

(Continued)

NOTE 22 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008	2007
Cash flows from operating activities			
Net income (loss)	$ (52,087,000)	$ (4,959,000)	$ 8,966,000
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Equity in undistributed (income) loss of subsidiary	49,610,000	6,770,000	(5,220,000)
Stock-based compensation expense	611,000	654,000	361,000
Change in other assets	2,798,000	(1,023,000)	(483,000)
Change in other liabilities	(194,000)	(661,000)	648,000
Net cash from operating activities	738,000	779,000	4,272,000
Cash flows from investing activities			
Net capital investment into subsidiaries	(19,000,000)	0	0
Net cash for investing activities	(19,000,000)	0	0
Cash flows from financing activities			
Proceeds from issuance of preferred stock and common stock warrant, net	20,834,000	0	0
Stock option exercises, net	0	0	56,000
Employee stock purchase plan	57,000	76,000	91,000
Dividend reinvestment plan	11,000	40,000	76,000
Cash dividends on common stock	(594,000)	(2,625,000)	(4,677,000)
Cash dividends on preferred stock	(525,000)	0	0
Fractional shares paid	0	0	(4,000)
Net cash from (for) financing activities	19,783,000	(2,509,000)	(4,458,000)
Net change in cash and cash equivalents	1,521,000	(1,730,000)	(186,000)
Cash and cash equivalents at beginning of period	407,000	2,137,000	2,323,000
Cash and cash equivalents at end of period	$ 1,928,000	$ 407,000	$ 2,137,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2010.

MERCANTILE BANK CORPORATION

/s/ Michael H. Price
Michael H. Price
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 15, 2010.

/s/ Betty S. Burton
Betty S. Burton, Director

/s/ David M. Cassard
David M. Cassard, Director

/s/ Edward J. Clark
Edward J. Clark, Director

/s/ Peter A. Cordes
Peter A. Cordes, Director

/s/ Doyle A. Hayes
Doyle A. Hayes, Director

/s/ Susan K. Jones
Susan K. Jones, Director

/s/ Lawrence W. Larsen
Lawrence W. Larsen, Director

/s/ Calvin D. Murdock
Calvin D. Murdock, Director

/s/ Michael H. Price
Michael H. Price, Chairman of the Board, President and Chief Executive Officer (principal executive officer)

/s/ Merle J. Prins
Merle J. Prins, Director

/s/ Timothy O. Schad
Timothy O. Schad, Director

/s/ Dale J. Visser
Dale J. Visser, Director

/s/ Donald Williams, Sr.
Donald Williams, Sr., Director

/s/ Charles E. Christmas
Charles E. Christmas, Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

Corporate Information

2010 DIRECTORS AND EXECUTIVE OFFICERS

Betty S. Burton
Retired Educator and Business Owner

David M. Cassard
President, Waters Corporation
(real estate investment)

Charles E. Christmas
Senior Vice President
Chief Financial Officer & Treasurer
Mercantile Bank Corporation

Edward J. Clark
Chairman & Chief Executive Officer
American Seating Company

Peter A. Cordes
President & Chief Executive Officer
GWI Engineering, Inc.
(industrial automation systems)

Doyle A. Hayes
President, dhayesGroup
(consulting and manufacturing business);
Majority Member, Talent Trax, LLC
(staffing organization)

Susan K. Jones
Owner, Susan K. Jones & Associates
(marketing consulting firm);
Professor, Ferris State University

Robert B. Kaminski, Jr.
Executive Vice President
Chief Operating Officer & Secretary
Mercantile Bank Corporation

Lawrence W. Larsen
President & Chief Executive Officer
Central Industrial Corporation
(material handling and components supplier)

Calvin D. Murdock
President, SF Supply, Inc.
(electrical and automation supplies)

Michael H. Price
Chairman, President & Chief Executive Officer
Mercantile Bank Corporation

Merle J. Prins
Retired Bank Executive

Timothy O. Schad
Chairman & Chief Executive Officer
Nucraft Furniture Company

Dale J. Visser
Chairman, Visser Brothers, Inc.
(construction general contractor)

Donald Williams, Sr.
Dean Emeritus
Grand Valley State University

2010 STRATEGIC PLANNING TEAM MERCANTILE BANK OF MICHIGAN

Mark A. Alcock
Senior Vice President, Retail Manager

Mark S. Augustyn
Senior Vice President, Commercial Loan Manager

Sherri A. Calcut
Senior Vice President
Mortgage & Consumer Loan Manager

Charles E. Christmas
Senior Vice President, Chief Financial Officer

Thomas L. Fitzgerald
Senior Vice President, Commercial Loan Manager

C. Howard Haas
Senior Vice President, City President – Lansing

Thomas Q. Hoban
Senior Vice President
Commercial Loan Manager – Lansing

Sandy K. Jager
Senior Vice President, Internal Auditor

Amy W.M. Kam
Officer, Senior Executive Assistant

Robert B. Kaminski, Jr.
President & Chief Operating Officer

Michael H. Price
Chairman & Chief Executive Officer

Raymond E. Reitsma
Senior Vice President, Senior Lending Officer

John R. Schulte
Senior Vice President, Chief Information Officer

Michelle L. Shangraw
Senior Vice President, Retail Banking Director

Joseph M. Valicevic
Senior Vice President, Commercial Loan Manager

Lonna L. Wiersma
Senior Vice President, Human Resource Director

Robert T. Worthington
Senior Vice President, Risk Management Director

SHAREHOLDER INFORMATION

Annual Meeting
The Corporation's Annual Meeting of Shareholders will be held on Thursday, April 29, 2010, at Kent Country Club, 1600 College Ave. NE, Grand Rapids, MI 49505 at 9:00 a.m. local time.

Administrative Headquarters
310 Leonard Street NW, 4th Floor
Grand Rapids, MI 49504
616-406-3000

Legal Counsel
Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226-3425
www.dickinsonwright.com

Independent Certified Public Accountants
BDO Seidman, LLP
99 Monroe Avenue N.W., Suite 800
Grand Rapids, MI 49503-2654
www.bdo.com

Investor Relations
Margolin & Associates, Inc.
2575 Bolton Road
Cleveland Heights, OH 44118

Common Stock Listing
Nasdaq Global Select Market
Symbol: MBWM

Stock Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43102
Providence, RI 02940-3010
Shareholder Inquires 1-800-730-4001
www.computershare.com

SEC Form 10-K
Copies of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request. Please mail your request to:

Charles E. Christmas
Mercantile Bank Corporation
310 Leonard Street NW, 4th Floor
Grand Rapids, MI 49504.

Mercantile Bank Corporation does not discriminate on the basis of race, color, national origin, sex, religion, age or disability in employment or the provision of services.

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Mission Statement

The mission of Mercantile Bank Corporation is to provide financial products and services in a highly professional and personalized manner. We recognize that our most important partners are our customers. We will satisfy our customers by delivering top quality service that distinguishes us from our competitors.

Our employees are our most valuable asset. We strive to hire exceptional team members and are committed to maintaining an environment of growth and development.

We recognize the importance of being strong supporters of the diverse communities we serve, and pledge our commitment to making them stronger.

We believe that fulfilling our mission to our customers, employees and community will allow us to reward our shareholders with an excellent return on their investment in Mercantile Bank Corporation.

THIS PAGE LEFT INTENTIONALLY BLANK



2009 Board of Directors L-R: Tim Schad, Susan Jones, Doyle Hayes, Dave Cassard, Pete Cordes, Merle Prins, Mike Price, Cal Murdock, Larry Larsen, Don Williams, Betty Burton, Dale Visser and Ed Clark.

Progress Note:

96% of respondents to a September 2009 customer service survey said they would recommend Mercantile Bank to family and friends.

Mercantile employees in photos from left to right –

Cover: Reyna VanKuiken, *Mortgage Loan Processor;* Jason Ross, *Customer Specialist;* Karen Hall, *Receptionist*

Page 2: Dan DeWeerdt, *Commercial Lender;* Lisa Garvey, *Mortgage Loan Processor;* Thy Tran, *Senior Customer Specialist*

Page 3: Peggy Smith, *Commercial Loan Specialist;* Derrick Kooistra, *Project Manager;* Jennifer Harris, *Payroll Assistant Manager*

Page 4: Brian Parks, *Credit Anaylist;* Lonna Wiersma, *Human Resource Director*

Page 5: Eric Schott, *IT Help Desk Technician;* Gordon Oosting, *Commercial Lender;* Daren Gantz, *Accounting Manager*


MERCANTILE®
BANK CORPORATION

310 Leonard Street NW
Grand Rapids MI 49504
888.345.6296

www.mercbank.com